As filed with the Securities and Exchange Commission on March 1, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

THE COLONIAL BANCGROUP, INC.

(Exact name of Registrant as specified in its charter)

Delaware	6021	63-0661573
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Commerce Street, Suite 800

Montgomery, Alabama 36104

(334) 240-5000

(Address of principal executive offices) (Telephone No.)

William A. McCrary

General Counsel and Secretary

Post Office Box 1108

Montgomery, Alabama 36101-1108

(Name and address of agent for service)

Copies to:

Hugh C. Nickson, III	Gregory C. Yadley, Esq.
Miller, Hamilton, Snider & Odom, L.L.C.	Shumaker, Loop & Kendrick, LLP
One Commerce Street, Suite 305 Montgomery, Alabama 36104	101 East Kennedy Boulevard, Suite 2800 Tampa, Florida 33602-5151
Telephone: 334-834-5550	Telephone: 813-229-7600
Facsimile: 334-265-4533	Facsimile: 813-229-1660

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective time of the proposed merger of P.C.B. Bancorp, Inc. (“PCB”) with and into the Registrant as described in the Agreement and Plan of Merger, dated as of December 23, 2003, attached as Exhibit A to the Proxy Statement and Prospectus forming a part of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, par value $2.50 per share		Not Applicable	$16,937,517	$2,145.98

(1)	This Registration Statement covers the maximum number of shares of common stock of the Registrant which is expected to be issued in connection with the merger.
(2)	Estimated solely for purposes of calculating the registration fee and based, pursuant to Rule 457(f)(2) and (3) under the Securities Act of 1933, as amended, based upon the December 31, 2003 book value of $47.08 per share of 1,101,090 shares of common stock to be cancelled in the merger, including 93,250 shares subject to employee stock options, reduced by the estimated amount of $34,901,800 in cash to be paid to the holders of such shares in the merger.

The Registrant hereby amends this Registration Statement on each such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

P.C.B. Bancorp, Inc.

5830 142nd Avenue North

Clearwater, Florida 33760

            , 2004

Dear Fellow Stockholder:

You are cordially invited to attend the special meeting of stockholders of P.C.B. Bancorp, Inc., which will be held on                     , 2004, at              local time. The special meeting will be held at our corporate headquarters, 5830 142nd Avenue North, Clearwater, Florida 33760.

At the special meeting, you will be asked to consider and vote on approval of an Agreement and Plan of Merger, dated as of December 23, 2003, between PCB and The Colonial BancGroup, Inc. The agreement provides for us to merge with Colonial BancGroup. In the merger, you will receive 5.9433 shares of Colonial BancGroup common stock and $31.6975 in cash in exchange for each share of PCB common stock held by you. Cash will be paid for any fractional shares. Please refer to page      of the attached proxy statement-prospectus for a more complete description of the consideration you will receive at the completion of the merger.

Your board of directors has unanimously approved the agreement as being in the best interests of the PCB stockholders and recommends that you vote in favor of the approval of the agreement.

Additional information regarding the agreement, the merger, PCB and Colonial BancGroup is set forth in the attached proxy statement. This document also serves as the prospectus for the shares of Colonial BancGroup common stock to be issued in connection with the merger. Please read these materials and carefully consider the information contained in them.

Your vote is very important. As the quorum requirements of our Articles of Incorporation and Bylaws require that the holders of two-thirds of the outstanding shares of common stock of PCB be represented, in person or by proxy, at the special meeting in order for a vote to be taken on the approval of the merger agreement, it is very important that you vote your shares, no matter how large or small your shareholdings may be. Whether or not you plan to attend the special meeting, you are urged to complete, sign and promptly return the enclosed proxy card to assure that your shares will be represented and voted at the special meeting. If you attend the special meeting, you may vote in person if you wish, and your proxy will not be used. At the meeting, the affirmative vote of the holders of a majority of the outstanding shares of PCB common stock will be required to approve the merger agreement.

Thank you for your cooperation and your continued support of P.C.B. Bancorp, Inc.

Sincerely,

/s/ PAUL V. MELLINI
PAUL V. MELLINI President and CEO

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this proxy statement-prospectus. Any representation to the contrary is a criminal offense. These securities are not savings or deposit accounts, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This proxy statement-prospectus is dated             , 2004 and is first being mailed to the stockholders of PCB on or about             , 2004.

5830 142nd Avenue North

Clearwater, Florida 33760

P.C.B. BANCORP, INC.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To Be Held on             , 2004

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of P.C.B. Bancorp, Inc. will be held at our corporate headquarters at 5830 142nd Avenue North, Clearwater, Florida 33760, on             , 2004, at             , local time, for the following purposes:

1. Merger.    To consider and vote upon the authorization, adoption and approval of the Agreement and Plan of Merger, dated December 23, 2003, by and between The Colonial BancGroup, Inc. and P.C.B. Bancorp, Inc. Colonial BancGroup will be the surviving corporation in the merger. At the time of the merger, each share of your PCB common stock will be converted into the right to receive 5.9433 shares of Colonial BancGroup common stock and a cash payment of $31.6975, with cash paid in lieu of fractional shares at the market value of such fractional shares, as described more fully in the accompanying proxy statement-prospectus. The merger agreement is attached to the proxy statement-prospectus as Appendix A.

2. Other Matters.    To transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

We have fixed the close of business on             , 2004, as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting. Only our holders of record at the close of business on that date will be entitled to notice of and to vote at the special meeting or any adjournments or postponements thereof. You are entitled to assert dissenters’ rights of appraisal pursuant to the Florida Business Corporation Act. A copy of the dissenters’ rights statutes is attached to the enclosed proxy statement-prospectus as Appendix B.

You are cordially invited to attend the special meeting, but whether or not you plan to attend, please complete and sign the enclosed form of proxy and mail it promptly in the enclosed envelope. The proxy may be revoked at any time by filing a written revocation with our corporate secretary, by executing a later dated proxy and delivering it to our corporate secretary, or by attending the special meeting and voting in person.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ PAUL V. MELLINI

PAUL V. MELLINI President and CEO

Page
Amendment of Articles or Certificate of Incorporation and Bylaws	42
Rights of Dissenting Stockholders	43
Preferred Stock	43
Control Share Acquisitions	44
Transactions with Interested Persons	44
Effect of the Merger on PCB Stockholders	44

BUSINESS OF BANCGROUP	45
General	45
Voting Securities and Principal Stockholders	45
Security Ownership of Management	46
Management Information	47

BUSINESS OF PCB	48
General	48
Market Areas	49
Lending Activities	49
Competition	50
Employees	50
Description of Property	51
Legal Proceedings	51
Security Ownership of Management and Certain Beneficial Owners	52

OTHER MATTERS	53

DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS	53

LEGAL MATTERS	53

EXPERTS	53

WHERE YOU CAN FIND MORE INFORMATION	53

INFORMATION INCORPORATED BY REFERENCE	54

APPENDIX A—Agreement and Plan of Merger	A-1

APPENDIX B—Sections 607.1301 - 607.1333 of the Florida Business Corporation Act regarding Dissenters’ Rights of Appraisal and paragraphs (7) and (8) of Section 607.1320, repealed October 1, 2003.	B-1

APPENDIX C—Fairness Opinion of Hovde Financial LLC dated December 19, 2003	C-1

This prospectus incorporates important business and financial information about Colonial BancGroup that is not included in or delivered with the prospectus. See “Information Incorporated by Reference” and “Where You Can Find More Information.” The documents incorporated by reference into this proxy statement-prospectus are generally available through the Securities and Exchange Commission website at http://www.sec.gov, through the Investor Relations page of the website of Colonial BancGroup at www.shareholder.com/colonialbank under the heading SEC Filings, or by requesting them in writing or by telephone from:

William A. McCrary

General Counsel and Secretary

The Colonial BancGroup, Inc.

Colonial Financial Center

One Commerce Street

Fifth Floor

Montgomery, Alabama 36104

(334) 240-5000

In order to obtain documents from Colonial BancGroup prior to the special meeting, you must make your request by             , 2004.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:    What is this proxy statement-prospectus and why am I receiving it?

A:    This proxy statement-prospectus describes in detail the proposed merger between PCB and The Colonial BancGroup, Inc. Because you are a stockholder of PCB, you are being asked to vote on the merger agreement at a special stockholders meeting to be held on             , 2004. This proxy statement-prospectus should answer any questions you may have about the merger.

Q:    What will happen if the stockholders of PCB approve the merger agreement?

A:    If the PCB stockholders approve the merger agreement, then shortly following the special meeting, subject to certain regulatory approvals and satisfaction of conditions, PCB will merge with Colonial BancGroup. The combined company will operate under the name of Colonial BancGroup. For each share of PCB common stock that you own, you will be entitled to receive 5.9433 shares of Colonial BancGroup common stock and $31.6975 in cash. Cash will be paid for any fractional share of Colonial BancGroup stock to which you might be entitled as a result of the merger.

Q:    What should I do now?

A:    Send in your proxy card. After reviewing this document and its appendixes, indicate on your proxy card how you want to vote, and sign, date, and mail it in the enclosed envelope as soon as possible to ensure that your shares will be represented at the special meeting.

If you sign, date, and send in your proxy and do not indicate how you want to vote, your proxy will be voted in favor of the merger agreement and the merger. If you do not sign and send in your proxy, and if you do not attend and cast your vote in person at the special meeting, it will have the effect of voting against the merger.

Q:    If my shares are held in “street name” by my broker, bank or other nominee, will it vote my shares for me?

A:    Yes, if you give your nominee instructions on how to vote. Your broker, bank or other nominee holder will vote your shares of PCB common stock only if you provide it with instructions on how to vote. You should instruct your nominee how to vote your shares by following the directions it provides. If you do not provide instructions to your nominee, your shares will not be voted and this will have the effect of voting against the merger agreement and the merger.

Q:    Can I change my mind and revoke my proxy?

A: Yes. You may revoke your proxy up to the time of the special meeting by taking any of the actions explained under “The Special Meeting—Solicitation, Voting and Revocation of Proxies” on page 10 of this proxy statement-prospectus, including by giving a written notice of revocation, by signing and delivering a new later-dated proxy, or by attending the special meeting and voting in person.

Q:    Can I vote my shares in person?

A:    Yes. You may attend the special meeting and vote your shares in person even if you sign and mail your proxy card.

Q:    Should I send in my stock certificates now?

A:    No. After the merger is completed, Colonial BancGroup or its transfer agent will send you written instructions explaining how you exchange your PCB common stock certificates for the cash payment and certificates representing shares of Colonial BancGroup common stock.

i

Q:    When do you expect the merger to be completed?

A:    We expect the merger to be completed in the second quarter of 2004. However, the timing of the completion of the merger is dependent on the merger agreement being approved by our stockholders as well as the approval of certain bank regulatory agencies and the satisfaction of other conditions described in this proxy statement-prospectus. Some of these conditions are beyond our control.

Q:    Whom can I call with questions?

A:    If you want additional copies of this document, or if you want to ask any questions about the merger agreement or the merger, you should contact: Paul V. Mellini, President and CEO of P.C.B. Bancorp, Inc., Telephone: (727) 669-2979.

ii

SUMMARY

This summary highlights selected information from this proxy statement-prospectus. It does not contain all of the information that will be important to you as you consider your vote. You should carefully read the entire document and the other documents to which we refer. These will give you a more detailed description of the transaction that we are proposing. For more information about Colonial BancGroup, see “Where You Can Find More Information” (page 53). Each item in this summary refers to the pages where that subject is discussed in greater detail elsewhere in the proxy statement-prospectus. In this section, the terms “we” and “us” refer to PCB.

The Companies

One Commerce Street

Post Office Box 1108

Montgomery, Alabama 36101

(334) 240-5000

Colonial BancGroup is a financial holding company whose wholly-owned subsidiary, Colonial Bank, N.A., provides corporate and retail banking services and products in Alabama, Florida, Georgia, Tennessee, Texas and Nevada. As of December 31, 2003, Colonial BancGroup’s total assets were about $16.3 billion, deposits were about $9.8 billion and stockholders’ equity was about $1.2 billion. Colonial Bank, N.A., does business as and is generally referred to in this document as Colonial Bank.

5830 142nd Avenue North

Clearwater, Florida 33760

(727) 669-2979

PCB is a bank holding company whose wholly-owned subsidiaries, Premier Community Bank, Premier Community Bank of Florida, Premier Community Bank of Southwest Florida and Premier Community Bank of South Florida, provide corporate and retail banking services principally in Pinellas, Sarasota, Charlotte, Lee, Dade and Broward Counties, Florida and surrounding areas. As of December 31, 2003, PCB’s total assets were about $662 million, deposits were about $523 million and stockholders’ equity was about $47 million.

The Merger (page 11)

The merger agreement is the document that controls the anticipated merger between PCB and Colonial BancGroup. We encourage you to read the entire merger agreement, which is attached as Appendix A.

The merger agreement provides for the following:

PCB will merge into Colonial BancGroup. When the merger becomes effective, PCB will cease to exist as a separate entity and you, for each share of PCB common stock that you own, will be entitled to receive 5.9433 shares of Colonial BancGroup common stock and a cash payment of $31.6975.

Colonial BancGroup will not issue fractional shares in the merger. If the number of shares you are to receive is not a whole number, you will receive cash instead of the fractional share based on the market value of Colonial BancGroup common stock. The market value of Colonial BancGroup common stock is determined by an average of closing prices for Colonial BancGroup stock during a fixed period before the merger.

Comparative Market Prices (page 33)

Colonial BancGroup’s common stock is traded on the New York Stock Exchange. On December 22, 2003, the last trading day before we announced the signing of the merger agreement, the closing price of Colonial BancGroup’s common stock was $17.26.

There is no organized trading market for PCB’s common stock. Therefore, the value of the stock can only be determined from prices paid in privately negotiated transactions made known to management of PCB. These transactions are not reported on an exchange or other organized trading system. For these reasons, PCB lacks reliable data regarding recent trading activity in PCB common stock. The price paid in the last known transaction before December 23, 2003, the date we signed the merger agreement, was $79.00 per share, on December 19, 2003.

The following table summarizes the comparative values of the two stocks just before the merger agreement was signed and the Colonial BancGroup equivalent price per share of PCB common stock.

Colonial BancGroup(1)	PCB(2)	Equivalent price per PCB share(3)
$17.26	$79.00	$134.2789

(1)	Closing price on December 22, 2003.
(2)	Price obtained for shares sold on December 19, 2003.
(3)	If the merger had closed on December 22, 2003, you would have received 5.9433 shares of Colonial BancGroup common stock and a cash payment of $31.6975 for each share of PCB common stock you owned on that date.

Our Reasons for the Merger (page 12)

We believe that the merger is in your best interest. We considered a number of factors in deciding to approve and recommend the terms of the merger agreement to you. These factors included the following:

•	The overall terms of the proposed transaction, including consideration consisting of approximately 75% Colonial BancGroup stock and 25% cash. The board considered the present favorable tax treatment on capital gains and the fact that, for most stockholders, the receipt of Colonial BancGroup stock should be considered a nontaxable exchange under federal tax law.

•	Colonial BancGroup has paid dividends to its stockholders for the past 15 years and its stock is traded on the New York Stock Exchange.

•	All PCB stockholders would receive an immediate $.50 per share dividend, and if the merger was delayed and not closed by July 31, 2004, there would be another dividend payment of $1.10 per share.

•	A merger with Colonial BancGroup would meld similar community bank customer philosophies with a regional bank’s products and services, including trust and brokerage. With the exception of Lee County and two branches in Pinellas County, there is minimum market overlap in branches and customers.

•	Future growth as a small, independent banking organization would require significant investments, which would impact profitability in 2004 and beyond, specifically in the following areas, among others:

•	Both bank and non-bank competitors are pursuing key customers in PCB’s association services business, promising lower fees and state of the art technology. Similarly, customers increasingly are interested in internet banking. Colonial BancGroup expressed a major interest in PCB’s association services business and committed to significant investments in much needed technology.

•	PCB was contemplating significant investments in expansion, with plans to open three branches, one each in Pinellas, Sarasota and Lee counties, in 2004.

•	As is the case with all community banks, PCB has been subject to increased regulatory burdens and subject to increased expenses for risk management, training and compliance. With economies of scale, larger banking organizations, such as Colonial BancGroup, have the necessary software and centrally imbedded systems to be compliant with increasing banking regulation in a more economical manner than PCB.

•	The opinion by Hovde Financial LLC that the terms of the transaction were fair to the PCB stockholders from a financial point of view.

•	Colonial BancGroup has completed approximately 50 mergers and has significant experience in making the transaction seamless for customers and stockholders.

•	There is a strong likelihood that PCB and Colonial BancGroup will receive requisite regulatory approvals to consummate the merger.

•	Although the merger agreement provides for a $5,000,000 break-up fee if the merger is not consummated and PCB is acquired by another company, the board reserved the right to consider and negotiate any superior offer.

The foregoing discussion of the information and factors considered by the PCB board is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger and the offer price, the PCB board did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determinations and recommendations, and individual directors may have given differing weight to different factors.

The Special Meeting (page 9)

We will hold a special meeting of the stockholders of PCB at                      local time, on             ,                  , 2004 at our corporate headquarters located at 5830 142nd Avenue North, Clearwater, Florida 33760. At the meeting, we will ask the stockholders to approve the merger agreement and to act on any other matters that may be put to a vote at the meeting.

Our Recommendation to our Stockholders (page 18)

Your Board of Directors believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote “For” the proposal to approve the merger agreement.

Record Date; Voting Power (page 9)

You may vote at the special meeting if you owned PCB shares as of the close of business on                  , 2004. You will have one vote for each share of stock you owned on that date.

Vote Required (page 9)

If a quorum is present at the special meeting, then the affirmative vote of a majority of the outstanding shares will be sufficient to approve the merger agreement. A quorum consists of two-thirds of the shares outstanding on the record date. On the record date, 1,007,840 shares of PCB common stock were outstanding. On the record date, the directors of PCB owned an aggregate of 386,799 shares of PCB common stock representing approximately 38.4% of the outstanding shares. Certain of these individuals, owning in the aggregate 341,224 shares or 33.9% of the outstanding shares, have agreed with Colonial BancGroup to vote their shares in favor of the merger agreement. Accordingly, if these individuals vote as they have agreed with Colonial BancGroup, then the merger agreement will be approved if holders of 162,697 of the remaining outstanding shares, representing 16.1% of the total outstanding, also vote to approve the merger agreement.

Exchange of Certificates (page 21)

Shortly after we complete the merger, Colonial BancGroup or its transfer agent will send you detailed instructions on how to exchange your shares. PLEASE DO NOT SEND US OR BANCGROUP ANY STOCK CERTIFICATES UNTIL YOU RECEIVE THOSE INSTRUCTIONS.

Conditions to Completion of the Merger (page 24)

The completion of the merger depends on meeting a number of conditions, including the following:

•	the stockholders of PCB must approve the merger agreement;

•	all required regulatory approvals must be received, and any waiting periods must have passed;

•	there must be no governmental order blocking completion of the merger, and no proceedings by a government body trying to block the merger;

•	the completion of the merger before September 30, 2004; and

•	the receipt of certain professional opinions.

Unless prohibited by law, either PCB or Colonial BancGroup could elect to waive a condition that has not been satisfied and complete the merger anyway. We cannot be certain whether or when any of these conditions will be satisfied, or waived where permissible, or that we will complete the merger.

Termination of the Merger Agreement (page 24)

Colonial BancGroup and PCB can agree at any time to terminate the merger agreement before completing the merger, even if the stockholders of PCB have already voted to approve it.

Either company can also terminate the merger agreement:

•	if the other party has materially breached the merger agreement and has not cured the breach;

•	if the merger has not been completed by September 30, 2004 (provided that the failure to complete has not been caused by the breach of the company electing to terminate); or

•	if PCB enters into a binding agreement with any third party to merge with, or sell control to, that third party. In that event, Colonial BancGroup will have the right to receive a payment of $5,000,000 from PCB or its acquirer.

Federal Income Tax Consequences (page 22)

We expect that neither of the two companies nor the PCB stockholders will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except in connection with the $31.6975 per share cash payment that PCB stockholders will receive, and the cash payment for any fractional share. Colonial BancGroup has received an opinion from PricewaterhouseCoopers LLP that this will be the case. The opinion will not bind the Internal Revenue Service, which could take a different view. We expect that stockholders will generate capital gain or loss for federal income tax purposes with respect to the $31.6975 per share cash payment and the payment, if any, for any fractional share of Colonial BancGroup common stock they might be entitled to as a result of the merger, provided that they hold their PCB stock as a capital asset on the date of the merger.

Any PCB stockholder who chooses to exercise appraisal rights as provided under Florida law and receives cash instead of Colonial BancGroup stock for such stockholder’s PCB stock will recognize gain or loss for U.S. federal income tax purposes as a result of the merger with respect to the entire cash payment received by them. We expect that such stockholders will be entitled to capital gain treatment for federal income tax purposes with respect to such cash payment, provided that they hold their PCB stock as a capital asset on the date of the merger. The procedures for exercising dissenters’ appraisal rights are discussed at page 28.

Determining the actual tax consequences to you as an individual taxpayer can be complicated. For example, the opinion referred to above does not address any tax issues arising under state law. The overall tax treatment applicable to you will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the merger’s tax consequences to you.

Accounting Treatment (page 32)

The merger will be accounted for as a purchase by Colonial BancGroup. The purchase price will be allocated to the fair value of the net tangible and identifiable intangible assets acquired, with any amounts in excess thereof being assigned to “goodwill.” Goodwill will be capitalized unless and until it is deemed to be impaired, in which case the impairment will be measured and any such amount will be charged against current earnings.

Interests of Persons Involved in the Merger that are Different from Yours (page 18)

Certain directors, executive officers and employees of PCB have interests in the merger that are different from your interests. These differing interests include the following:

•	Employees of PCB currently hold options to acquire 93,250 shares of PCB common stock. In the merger, an option to purchase one share of PCB common stock will become an option to purchase 7.9244 shares of Colonial BancGroup common stock. Alternatively, a holder of PCB stock options will be allowed to exchange his or her PCB stock options for the right to receive a cash payment equal to the market value of Colonial BancGroup common stock multiplied by the number of shares of Colonial BancGroup common stock that would have been issuable in connection with the exercise of the PCB stock options less the aggregate exercise price for the PCB stock options.

•	PCB currently indemnifies its directors and officers against loss from claims arising out of their position with PCB. Colonial BancGroup will, subject to some limitations, continue to indemnify those persons against claims made within six years after the completion of the merger that arise out of actions or omissions occurring upon or prior to the completion of the merger.

•	Upon completion of the merger, PCB employees will either become employees of Colonial BancGroup or one of its subsidiaries and become eligible for Colonial BancGroup’s employee benefits. For employees of PCB other than those listed below, who will be subject to separate severance or employment agreements with Colonial BancGroup, if their employment is terminated within six months of completion of the merger, they will generally be entitled to the severance benefits payable under PCB’s severance policy in effect before the merger, if such benefits would be greater than those of Colonial BancGroup at such time, subject to a maximum aggregate amount of benefits payable to such employees equal to $175,000. Former PCB employees who are terminated after such maximum is reached or more than six months after the completion of the merger will be eligible to receive severance benefits under Colonial BancGroup’s severance policy.

•	Paul V. Mellini has entered into a non-compete agreement with Colonial Bank, a subsidiary of Colonial BancGroup, that will become effective when and if the merger is completed.

•	Valerie Kendall has entered into a severance agreement with Colonial Bank that will become effective when and if the merger is completed.

•	Rick Kuci, Jim Kuhlman, Lee Martino and Brad McMurtrey have entered into employment agreements with Colonial Bank that will become effective when and if the merger is completed.

•	All but one of PCB’s non-employee directors have entered into “affiliate agreements” with Colonial BancGroup regarding various issues associated with the merger. These agreements provide that the director will, among other things:

—	vote his or her shares in favor of the approval of the merger;

—	not distribute Colonial BancGroup common stock issued in connection with the merger except in accordance with the rules of the SEC; and

—	with respect to the directors who are not also employees of PCB, generally not compete with Colonial Bank for a period of two years after the effective date of the merger.

Fairness Opinion (page 13)

In deciding to approve the merger, your Board of Directors considered the opinion of its financial advisor, Hovde Financial LLC, that, based upon and subject to the assumptions made and matters set forth in the written opinion, as of December 19, 2003, the consideration to be received by the stockholders of PCB in the merger was fair, from a financial point of view, to such stockholders. We have attached as Appendix C the written opinion of Hovde Financial LLC dated as of December 19, 2003. You should read it carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Hovde Financial LLC in providing its opinion.

Dissenters’ Rights (page 28)

PCB stockholders entitled to vote at the special meeting are entitled to exercise “dissenters’ rights” of appraisal under Florida law. These rights entitle a stockholder to “dissent” from the transaction and, by strictly following the requirements fixed by law, receive “fair value” for their stock. The fair value may ultimately be determined in a judicial proceeding, the result of which cannot be predicted with certainty. Dissenting stockholders who receive cash for their stock will likely be subject to federal income tax treatment that differs from that available to stockholders who receive Colonial BancGroup stock. The text of the applicable Florida statutes is set forth in Appendix B.

Information

Colonial BancGroup has supplied all information contained or incorporated by reference in this proxy statement-prospectus relating to Colonial BancGroup, as well as all pro forma financial information, and PCB has supplied all relevant information relating to PCB.

Where You Can Find More Information (page 53)

This document incorporates important business and financial information about Colonial BancGroup from documents that are not included in or delivered with this document. You can obtain documents regarding Colonial BancGroup incorporated by reference in this document (other than certain exhibits to those documents) by requesting them in writing or by telephone from Colonial BancGroup by contacting William A. McCrary, General Counsel, Post Office Box 1108, Montgomery, Alabama 36101-1108, telephone: (334) 240-5315. You will not be charged for any of these documents. If you would like to request a document, please do so by                  , 2004, in order to receive them before the special meeting. You may also find documents regarding Colonial BancGroup filed or furnished at the Security and Exchange Commission’s website at www.sec.gov or through the Investor Relations page of the website of Colonial BancGroup at www.shareholder.com/colonialbank under the heading “SEC Filings.” Information included at Colonial Bank’s website is not considered part of this proxy statement-prospectus.

Recent Developments—Colonial BancGroup

The following table presents certain consolidated financial data for Colonial BancGroup for the periods ended December 31, 2002 and December 31, 2003, which have been derived from Colonial BancGroup’s financial statements. The unaudited historical data reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of such data and is presented for informational purposes only.

The Colonial Bancgroup, Inc. and Subsidiaries

Financial Highlights—Unaudited

	December 31, 2003	December 31, 2002	% Change December 31, ‘02 to ‘03
	(Dollars in millions, except per share amounts)
Statement of Condition Summary
Total assets	$16,273	$15,822	3%
Mortgage warehouse loans	982	1,671	-41%
All other loans	10,607	10,021	6%
Total loans	11,589	11,692	-1%
Total earning assets	15,094	14,716	3%
Core (non-time) deposits	5,868	4,950	19%
Shareholders’ equity	1,178	1,071	10%
Book value per share	$9.28	$8.66	7%

	Twelve Months Ended		% Change December 31, ‘02 to ‘03	Three Months Ended		% Change December 31, ‘02 to ‘03
	December 31, 2003	December 31, 2002		December 31, 2003	December 31, 2002
	(In thousands, except per share amounts)
Earnings Summary
Net interest income (taxable equivalent)	$508,935	$464,078	10%	$131,339	$120,227	9%
Provision for loan losses	37,378	35,980	4%	9,202	11,203	-18%
Noninterest income	127,449	102,332	25%	31,441	29,978	5%
Noninterest expense	369,551	312,779	18%	95,876	85,510	12%

Income from continuing operations	$149,927	$140,871	6%	$37,738	$34,802	8%

Net income	$149,927	$140,025	7%	$37,738	$34,661	9%

Earnings Per Share:
Income from continuing operations
Basic	$1.20	$1.18	2%	$0.30	$0.28	7%
Diluted	$1.20	$1.17	3%	$0.30	$0.28	7%
Net Income
Basic	$1.20	$1.17	3%	$0.30	$0.28	7%
Diluted	$1.20	$1.16	3%	$0.30	$0.28	7%
Average shares outstanding	124,615	119,583		126,290	123,683
Average diluted shares outstanding	125,289	120,648		127,135	124,371

	December 31, 2003	December 31, 2002

Nonperforming Assets
Total non-performing assets ratio	0.65%	0.78%
Allowance as a percent of nonperforming loans	240%	191%
Net charge-offs ratio (annualized):
Quarter to date	0.30%	0.44%
Year to date	0.31%	0.29%

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

We and Colonial BancGroup make forward-looking statements in this document and Colonial BancGroup makes such statements in its public documents. When we or Colonial BancGroup use words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect,” “will,” “should,” “seeks” or other similar expressions we or Colonial BancGroup refer to events or conditions subject to risks and uncertainties. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this proxy statement-prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to Colonial BancGroup’s public documents for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services industries, while other factors apply directly to us or Colonial BancGroup. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to:

•	expected cost savings from the merger of PCB into Colonial BancGroup are not fully realized;

•	deposit attrition, customer loss, or revenue loss following the merger of PCB into Colonial BancGroup are greater than expected;

•	deposit attrition, customer loss, or revenue loss in the ordinary course of business;

•	increases in competitive pressure in the banking industry;

•	changes in the interest rate environment which reduce margins;

•	general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in, among other things, a deterioration in credit quality;

•	changes which may occur in the regulatory environment;

•	a significant rate of inflation or deflation;

•	acts of terrorism, such as the events of September 11, 2001, and war; and

•	changes in the securities markets.

Many of these factors are beyond our control and beyond the control of Colonial BancGroup. For a discussion of factors that could cause Colonial BancGroup’s actual results to differ, please see the discussions in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Annual Report on Form 10-K for the year ended December 31, 2003.

THE SPECIAL MEETING

General

This proxy statement-prospectus is being furnished to the stockholders of P.C.B. Bancorp, Inc. (“PCB”) in connection with the solicitation of proxies by the Board of Directors of PCB for use at the special meeting of the stockholders of PCB to be held on                  , 2004, and at any adjournments or postponements thereof. The purpose of the special meeting is to consider and vote upon the merger agreement which provides for the proposed merger of PCB with and into Colonial BancGroup. Colonial BancGroup will be the surviving corporation in the merger.

The Board of Directors of PCB believes that the merger is in the best interests of the PCB stockholders and unanimously recommends that stockholders vote “FOR” the merger agreement (item 1 on the proxy card).

This proxy statement-prospectus is also furnished by Colonial BancGroup in connection with the offer of shares of Colonial BancGroup common stock to be issued in the merger. No vote of Colonial BancGroup stockholders is required to approve the merger.

Record Date; Shares Entitled to Vote; Vote Required for the Merger

The Board of Directors of PCB has fixed the close of business on                  , 2004, as the date for the determination of stockholders entitled to vote at the special meeting. There were          record holders of PCB common stock and 1,007,840 shares of PCB common stock outstanding, each entitled to one vote per share, as of the record date. As of the date of this proxy statement-prospectus, PCB was obligated to issue up to an additional 93,250 shares of PCB common stock upon the exercise of outstanding PCB options.

The presence at the special meeting, in person or by proxy, of the holders of two-thirds of the outstanding shares of PCB common stock on the record date is necessary to constitute a quorum for the transaction of business at the special meeting. In the absence of a quorum, the special meeting may be postponed from time to time until PCB stockholders holding the requisite number of shares of PCB common stock are represented in person or by proxy. If a quorum is present, the affirmative vote of the holders of at least a majority of the outstanding shares of PCB common stock, present in person or represented by proxy at the special meeting, is required to approve the merger agreement. Broker non-votes and abstentions will not be counted as votes “FOR” or “AGAINST” the proposal to approve the merger agreement, and, as a result, such non-votes will have the same effect as votes cast “AGAINST” the merger agreement. Each holder of record of shares of PCB common stock is entitled to cast, for each share registered in his or her name, one vote on the merger agreement as well as on each other matter presented to a vote of stockholders at the special meeting.

As of the record date, directors of PCB owned 386,799 shares of PCB common stock representing approximately 38.4% of the outstanding shares. Certain of these individuals, owing in the aggregate 341,224 shares or 33.9% of the outstanding shares, have entered into agreements with Colonial BancGroup to vote their shares in favor of the merger agreement. Accordingly, if the individuals vote as they have agreed with Colonial BancGroup, then the merger agreement will be approved if holders of 162,697 of the remaining shares (16.1% of the total outstanding) also vote to approve it.

If the merger agreement is approved at the special meeting, PCB is expected to merge with and into Colonial BancGroup promptly after the other conditions to the merger agreement are satisfied. See “The Merger—Conditions to Consummation of the Merger.”

THE BOARD OF DIRECTORS OF PCB URGES THE STOCKHOLDERS OF PCB TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE PROXY BE VOTED IN FAVOR OF THE AGREEMENT.

Solicitation, Voting and Revocation of Proxies

In addition to soliciting proxies by mail, directors, officers and other employees of PCB, without receiving special compensation therefore, may solicit proxies from the stockholders of PCB by telephone, by e-mail or other electronic means, by facsimile or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of PCB common stock.

Colonial BancGroup will bear the cost of assembling and mailing this proxy statement-prospectus and other materials furnished to PCB stockholders. Colonial BancGroup also will pay all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of PCB, mail material to, or otherwise communicate with, beneficial owners of the shares held by them. Colonial BancGroup will pay all expenses incident to the registration of the Colonial BancGroup common stock to be issued in connection with the merger.

Shares of PCB common stock represented by a proxy properly signed and received at or prior to the special meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. If a proxy is signed and returned without any voting instructions, shares of PCB common stock represented by the proxy will be voted “FOR” the proposal to approve the merger agreement and in accordance with the determination of the majority of the Board of Directors of PCB as to any other matter which may properly come before the special meeting, including any adjournment or postponement thereof. A stockholder may revoke any proxy given pursuant to this solicitation by: (i) delivering to the corporate secretary of PCB, prior to or at the special meeting, a written notice revoking the proxy; (ii) delivering to the corporate secretary of PCB, at or prior to the special meeting, a duly executed proxy relating to the same shares and bearing a later date; or (iii) voting in person at the special meeting. Attendance at the special meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of a proxy should be addressed to:

P.C.B. Bancorp, Inc.

5830 142nd Avenue North

Clearwater, Florida 33760

Attention: James T. Ayers, Corporate Secretary

facsimile: (727) 373-1931

Proxies marked as abstentions and shares held in street name which have been designated by brokers, banks or other nominee holders on proxy cards as not voted will not be counted as votes cast. Such proxies will, however, be counted for purposes of determining whether a quorum is present at the special meeting.

The Board of Directors of PCB is not aware of any business to be acted upon at the special meeting other than consideration of the merger agreement described herein. If, however, other matters are properly brought before the special meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment.

Effect of Merger on Outstanding Colonial BancGroup Common Stock

Assuming that no dissenters’ rights of appraisal are exercised in connection with the merger and that 1,007,840 shares of PCB common stock are outstanding on the effective date of the merger, then Colonial BancGroup will issue approximately 5,989,895 shares in connection with the merger. This issuance of shares of Colonial BancGroup common stock would represent approximately 4.5% of the total number of shares of Colonial BancGroup common stock outstanding following the merger, not counting any additional shares Colonial BancGroup may issue for reasons unconnected to the merger.

THE MERGER

The following sets forth a summary of the material provisions of the merger agreement and the transactions contemplated thereby. The description does not purport to be complete and is qualified in its entirety by reference to the merger agreement, a copy of which is attached hereto as Appendix A, and certain provisions of Florida law relating to the rights of dissenting stockholders, a copy of which is attached hereto as Appendix B. All PCB stockholders are urged to read the merger agreement and the Appendices in their entirety.

General

The merger agreement provides that, subject to approval by the stockholders of PCB, receipt of necessary regulatory approvals and satisfaction of certain other conditions described below at “Conditions to Consummation of the Merger,” PCB will merge with and into Colonial BancGroup. Upon completion of the merger, the corporate existence of PCB will cease, and Colonial BancGroup will succeed to the business formerly conducted by PCB.

Background of the Merger

The board of directors of PCB has considered, from time to time, the possibility of a strategic combination with other financial institutions as part of a broader assessment of the means by which to maximize the value of PCB stock to its stockholders. Additionally, senior management and the members of the board, as part of ongoing operations, periodically assessed the financial services industry in Florida, including the regulatory and competitive environments for banking services.

During the second and third quarters of 2003, as part of their normal business discussions and meetings, the members of the boards of directors of PCB and all of its subsidiary banks were apprised of certain trends that were impacting and would continue to put pressure on PCB’s earnings and impact its profitability. These included the current interest rate environment, the need to invest in a state-of-the-art internet banking program, a sizeable investment in technology for the association services business to remain competitive, and increasing expenses for risk management, training and compliance as a result of increased regulation. Also during this time, Paul Mellini, the chief executive officer of PCB, was contacted by investment bankers as well as a publicly-held bank that had a small presence on the west coast of Florida about the possibility of a merger or sale of PCB.

In early September 2003, Mr. Mellini referred the investment banking firm of Hovde Financial LLC to Harrison Steans, a PCB director. Mr. Steans met with representatives of Hovde and subsequently consulted with Mr. Mellini and PCB board members Joe Ernsteen, Jennifer Steans and George Bauer about exploring the possibility of a sale of PCB. Mr. Steans and Mr. Mellini agreed that Mr. Mellini should solicit the opinions of the senior managers of each of the subsidiary banks, two of whom, James Kuhlman and Brenda O’Neil, also were PCB directors, about pursuing a merger. Mr. Kuhlman and Ms. O’Neil concurred in the desirability of pursuing the possibility of a merger or sale of PCB.

On September 22, 2003, PCB board members Ernsteen, Mellini, Steans and Steans, along with PCB chief financial officer Valerie Kendall, met with Hovde representatives to discuss and explore PCB’s strategic options, including potential merger partners.

On October 3, 2003, PCB engaged Hovde to act as financial adviser for a strategic acquisition of PCB. Pursuant to this engagement, indications of interest were received from four out of nine institutions contacted. The proposals were reviewed and analyzed by board representatives, management and legal and financial advisers of PCB. They were also reviewed with Harrison Steans and Jennifer Steans who, in turn, discussed them with George Bauer and Tom Hunter, also a PCB director.

In early November 2003, Mr. Mellini met with representatives of two of the potential suitors. On November 20, 2003, Mr. Mellini met with representatives of Colonial BancGroup in Alabama. A subsequent meeting was held with members of the executive board and management and they authorized Hovde to invite Colonial BancGroup to conduct due diligence. Due diligence began on December 9, 2003. At the same time, representatives of PCB conducted due diligence on Colonial BancGroup, reviewing analyst reports, financial statements and other publicly available information. Colonial BancGroup’s philosophy and corporate culture also were evaluated. During the following two weeks, management, legal and financial advisers of both companies negotiated the terms of the definitive merger agreement.

On December 17, 2003, the board of directors of PCB met to consider the proposed merger with Colonial BancGroup. The financial terms and other aspects of the transaction were discussed, along with Hovde’s opinion that the terms of the proposed merger were fair to PCB stockholders from a financial point of view. Following a full discussion, the board unanimously approved the proposed merger agreement and the proposed transaction and authorized Mr. Steans and Mr. Mellini to negotiate the final terms of the transaction and finalize the merger agreement. Following the completion of negotiations between Colonial BancGroup and several members of PCB’s senior management relating to their employment contracts with Colonial BancGroup, the definitive merger agreement was executed and announced on December 23, 2003.

PCB’s Reasons for the Merger

On December 17, 2003, the board of directors of PCB unanimously approved and adopted the merger agreement. The board of directors of PCB believes that the merger and the terms and provisions of the merger agreement are fair to and in the best interests of the PCB stockholders. The board of directors of PCB unanimously recommends that you vote to approve the merger.

In reaching its decision to adopt and recommend approval of the merger agreement, the board of directors considered a number of factors, including the following:

•	The overall terms of the proposed transaction, including consideration consisting of approximately 75% Colonial BancGroup stock and 25% cash. The board considered the present favorable tax treatment on capital gains and the fact that, for most stockholders, the receipt of Colonial BancGroup stock should be considered a nontaxable exchange under federal tax law.

•	Colonial BancGroup has paid dividends to its stockholders for the past 15 years and its stock is traded on the New York Stock Exchange.

•	All PCB stockholders would receive an immediate $.50 per share dividend, and if the merger was delayed and not closed by July 31, 2004, there would be another dividend payment of $1.10 per share.

•	A merger with Colonial BancGroup would meld similar community bank customer philosophies with a regional bank’s products and services, including trust and brokerage. With the exception of Lee County and two branches in Pinellas County, there is minimum market overlap in branches and customers.

•	Future growth as a small, independent banking organization would require significant investments, which would impact profitability in 2004 and beyond, specifically in the following areas, among others:

•	Both bank and non-bank competitors are pursuing key customers in PCB’s association services business, promising lower fees and state of the art technology. Similarly, customers increasingly are interested in internet banking. Colonial BancGroup expressed a major interest in PCB’s association services business and committed to significant investments in much needed technology.

•	PCB was contemplating significant investments in expansion, with plans to open three branches, one each in Pinellas, Sarasota and Lee counties, in 2004.

•	As is the case with all community banks, PCB has been subject to increased regulatory burdens and subject to increased expenses for risk management, training and compliance. With economies of scale, larger banking organizations, such as Colonial BancGroup, have the necessary software and centrally imbedded systems to be compliant with increasing banking regulation in a more economical manner than PCB.

•	The opinion by Hovde Financial LLC that the terms of the transaction were fair to the PCB stockholders from a financial point of view.

•	Colonial BancGroup has completed approximately 50 mergers and has significant experience in making the transaction seamless for customers and stockholders.

•	There is a strong likelihood that PCB and Colonial BancGroup will receive requisite regulatory approvals to consummate the merger.

•	Although the merger agreement provides for a $5,000,000 break-up fee if the merger is not consummated and PCB is acquired by another company, the board reserved the right to consider and negotiate any superior offer.

The foregoing discussion of the information and factors considered by the PCB board is not intended to be exhaustive, but includes the material factors considered. In view of the variety of factors considered in connection with its evaluation of the merger and the offer price, the PCB board did not find it practicable to, and did not, quantify or otherwise assign relative weight to the specific factors considered in reaching its determinations and recommendations, and individual directors may have given differing weight to different factors.

Fairness Opinion of Hovde Financial LLC

Hovde has delivered to the PCB board its opinion that, based upon and subject to the various considerations set forth in its written opinion dated December 19, 2003, the total transaction consideration is fair from a financial point of view to the holders of PCB common stock as of such date. In requesting Hovde’s advice and opinion, no limitations were imposed by PCB upon Hovde with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of Hovde, dated December 19, 2003, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix C. PCB shareholders should read this opinion in its entirety.

Hovde is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, Hovde has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. PCB’s board of directors selected Hovde to act as its financial advisor in connection with the merger on the basis of the firm’s reputation and expertise in transactions such as the merger.

Hovde will receive a fee contingent upon the completion of the merger for services rendered in connection with advising PCB regarding the merger, including the fairness opinion and financial advisory services provided to PCB. As of December 19, 2003, such fee would have been approximately 1% of the total transaction consideration, and Hovde will receive substantially all of such fee upon the close of the transaction.

Hovde’s opinion is directed only to the fairness, from a financial point of view, of the exchange ratio, and does not constitute a recommendation to any PCB shareholders as to how the shareholder should vote at the PCB meeting. The summary of the opinion of Hovde set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following is a summary of the analyses performed by Hovde in connection with its fairness opinion. Certain of these analyses were confirmed in writing to the PCB board by Hovde on December 17, 2003. The summary set forth below does not purport to be a complete description of either the analyses performed by Hovde in rendering its opinion or the written presentation delivered by Hovde to the PCB board, but it does summarize all of the material analyses performed and presented by Hovde.

The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, Hovde did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Hovde may have given various analyses more or less weight than other analyses. Accordingly, Hovde believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors and analyses, could create an incomplete view of the process underlying the analyses set forth in its report to the PCB board and its fairness opinion.

In performing its analyses, Hovde made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PCB and Colonial BancGroup. The analyses performed by Hovde are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of Hovde’s analysis of the fairness of the exchange ratio, from a financial point of view, to the PCB shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. Hovde’s opinion does not address the relative merits of the merger as compared to any other business combination in which PCB might engage. In addition, as described above, Hovde’s opinion to the PCB board was one of many factors taken into consideration by the PCB board in making its determination to approve the merger agreement.

During the course of its engagement, and as a basis for arriving at its opinion, Hovde reviewed and analyzed material bearing upon the financial and operating condition of PCB and Colonial BancGroup and material prepared in connection with the merger, including, among other things, the following:

•	the merger agreement;

•	certain historical publicly available information concerning PCB and Colonial BancGroup;

•	the nature and terms of recent merger transactions; and

•	financial and other information provided to Hovde by the management of PCB and Colonial BancGroup. Hovde conducted meetings and had discussions with members of senior management of PCB for purposes of reviewing the future prospects PCB. Hovde also took into account its experience in other transactions, as well as its knowledge of the commercial banking industry and its general experience in securities valuations.

In rendering its opinion, Hovde assumed, without independent verification, the accuracy and completeness of the financial and other information and relied upon the accuracy of the representations of the parties contained in the merger agreement. Hovde also assumed that the financial forecasts furnished to or discussed with Hovde by PCB were reasonably prepared and reflected the best currently available estimates and judgments of senior management of PCB as to the future financial performance of PCB. Hovde has not made any independent evaluation or appraisal of any properties, assets or liabilities of PCB. Hovde assumed and relied upon the accuracy and completeness of the publicly available and other financial and other information provided to it, relied upon the representations and warranties of PCB and Colonial BancGroup made pursuant to the merger agreement, and did not independently attempt to verify any of such information.

Analysis of Selected Mergers.    As part of its analysis, Hovde reviewed two groups of comparable mergers. The first peer group included banks in the Southeast United States that had assets between $200 million and $1 billion that have sold since January 1, 2003 (the “Southeast Merger Group”). This Southeast Merger Group consisted of the following 14 transactions:

Buyer	Seller
South Financial Group Inc. (SC)	MountainBank Financial Corp. (NC)
Fulton Financial Corp. (PA)	Resource Bankshares Corp. (VA)
F.N.B. Corp. (FL)	Charter Banking Corp. (FL)
Alabama National BanCorp. (AL)	Indian River Banking Co. (FL)
CNB Holdings Inc. (GA)	First Capital Bancorp Inc. (GA)
Liberty Bancshares, Inc. (AR)	MSB Shares Inc. (AR)
BancTrust Financial Group Inc. (AL)	CommerceSouth Inc. (AL)
Home Bancshares Inc. (AR)	Community Financial Group Inc. (AR)
TowneBank (VA)	Harbor Bank (VA)
NBC Capital Corp. (MS)	Enterprise Bancshares Inc. (TN)
United Community Banks Inc. (GA)	First Georgia Holding Inc. (GA)
Southern Community Financial (NC)	Community Bank (NC)
Synovus Financial Corp. (GA)	Peoples Florida Banking Corp (FL)
Arvest Bank Group, Inc. (AR)	Mountain Bancshares, Inc. (AR)

Hovde also reviewed comparable mergers involving banks headquartered in the entire United States announced since January 1, 2003, in which the total assets of the seller were between $500 million and $1 billion (the “Nationwide Merger Group”). This Nationwide Merger Group consisted of the following 12 transactions:

Buyer	Seller
South Financial Group Inc. (SC)	MountainBank Financial Corp. (NC)
Fulton Financial Corp. (PA)	Resource Bankshares Corp. (VA)
UnionBanCal Corp. (CA)	Business Bancorp (CA)
F.N.B. Corp. (FL)	Charter Banking Corp. (FL)
First Midwest Bancorp Inc. (IL)	CoVest Bancshares Inc. (IL)
Charter One Financial (OH)	Advance Bancorp Inc. (IL)
KNBT Bancorp Inc. (PA)	First Colonial Group Inc. (PA)
Fulton Financial Corp. (PA)	Premier Bancorp Inc. (PA)
Pacific Capital Bancorp (CA)	Pacific Crest Capital (CA)
First Place Financial Corp. (OH)	Franklin Bancorp Inc. (MI)
United Bankshares Inc. (WV)	Sequoia Bancshares Inc. (MD)
Alabama National BanCorp. (AL)	Indian River Banking Co. (FL)

Hovde calculated the medians and averages for the following relevant transaction ratios in the Southeast Merger Group and the Nationwide Merger Group: the percentage of the offer value to the acquired company’s total assets, the multiple of the offer value to the acquired company’s earnings per share for the twelve months preceding the announcement date of the transaction; the multiple of the offer value to the acquired company’s tangible book value per share; and the tangible book value premium to core deposits, each as of the date of the announcement of the relevant transaction. Hovde compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at $144.2 million, as of December 18, 2003 ($103.8 million in consideration in the form of Colonial BancGroup stock, $31.9 million in consideration in the form of cash, $8.0 million in consideration representing the in-the-money value of PCB’s stock options, and $0.5 million in consideration in the form of a special dividend to PCB common stock holders). In calculating the multiples for the merger, Hovde used PCB’s earnings per share for the 12 months ended September 30, 2003, and PCB’s tangible book value per share, total assets, and total deposits as of September 30, 2003. The results of this analysis are as follows:

	Offer Value to			Ratio of Tangible Book Value Premium to Core Deposits (%)
	Total Assets (%)	Tangible Book Value Per Share (x)	12 months Preceding Earnings Per Share (x)
PCB	21.6	4.12	25.0	23.2
Southeast Merger Group median	22.0	2.82	23.3	21.6
Southeast Merger Group average	21.1	2.77	26.4	21.1

Nationwide Merger Group median	16.5	2.67	20.6	18.7
Nationwide Merger Group average	18.4	2.61	29.0	19.1

Comparable Company Analysis.    Using publicly available information, Hovde compared the financial performance and stock market valuation of Colonial BancGroup with the following publicly traded banking institutions with assets as of September 30, 2003 between $10 billion and $20 billion:

Company Name (State)	Assets ($mm)
Provident Financial Group, Inc. (OH)	17,608
Hibernia Corporation (LA)	17,565
Associated Banc-Corp (WI)	15,114
Mercantile Bankshares Corporation (MD)	13,876
Commerce Bancshares, Inc. (MO)	13,647
BOK Financial Corporation (OK)	13,101
City National Corporation (CA)	12,831
Sky Financial Group Inc. (OH)	12,619
First Citizens BancShares, Inc. (NC)	12,388
First BanCorp (PR)	12,089
TCF Financial Corporation (MN)	11,254
W Holding Company Incorporated (PR)	10,813
FirstMerit Corporation (OH)	10,648
BancorpSouth, Inc. (MS)	10,186

Indications of such financial performance and stock market valuation included profitability (return on average assets and return on average equity) for the twelve month period ended September 30, 2003, the ratio of equity to assets, operating expenses to the sum of net interest income and noninterest income (efficiency ratio), non-performing assets (NPAs) to total assets, and loan loss reserves to non-performing assets, all at September 30, 2003 and market prices as of December 18, 2003.

	Total Assets ($mm)	ROAA (%)	ROAE (%)	Eq/ Assets (%)	NPAs/ Assets (%)	LLR/ NPAs (%)	Efficiency Ratio (%)	Price to Tang. Book Value (x)	Price to LTM EPS (x)
Colonial BancGroup	$15.8	0.94	13.52	7.02	0.52	237.5	57.25	2.51	14.7
Comparable Company Average	$13.1	1.32	15.18	8.79	0.60	165.8	55.56	2.87	16.1

Discounted Cash Flow Analysis.    Hovde estimated the present value of the PCB common stock by estimating the value of PCB’s estimated future earnings stream beginning in 2004. Reflecting PCB’s internal projections, Hovde assumed net income in 2004, 2005, and 2006 of $7.2 million, $8.4 million, and $10.1 million, respectively. Subsequently, from 2007 through 2008, Hovde assumed an annually compounded rate of earnings growth resulting in net income estimates for 2007 and 2008 of $12.0 million and $14.2 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 11.0%, 12.0%, and 13.0%. In order to derive the terminal value of PCB’s earnings steam beyond 2008, Hovde assumed a terminal value based on a multiple of 12.0x applied to free cash flow in 2008. The present value of this terminal amount was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of PCB common stock. This analysis and its underlying assumptions yielded a range of value for the Company of approximately $130.0 million (at an 11.0% discount rate) to $118.9 million (at a 13% discount rate), compared to total Merger Consideration of $144.2 million.

Contribution Analysis.    Hovde prepared a contribution analysis showing percentages of assets, net loans, deposits and common equity at September 30, 2003 for PCB and for Colonial BancGroup and estimated fiscal year 2003 net income and estimated fiscal year 2004 net income that would be contributed to the combined company on a pro-forma basis by PCB and Colonial BancGroup. In addition, this analysis showed that holders of PCB common stock would own approximately 4.59% of the pro forma common shares outstanding of Colonial BancGroup, assuming an exchange ratio of 5.9433, which is reflective of Colonial BancGroup common stock representing only approximately 76% of the total transaction consideration.

PCB Contribution To Colonial BancGroup
Total assets	4.04%
Total net loans	3.84%
Total deposits	5.30%
Total equity	3.96%
Net income – estimated fiscal year 2003	3.95%
Net income – estimated fiscal year 2004	4.33%

Average PCB Contribution Percentage	4.24%
PCB Pro Forma Ownership	4.59%

Financial Implications to PCB Shareholders.    Hovde prepared an analysis of the financial implications of the Colonial BancGroup offer to a holder of PCB common stock. This analysis indicated that on a pro forma equivalent basis, assuming the exchange ratio of 5.9433 and excluding any potential revenue enhancement opportunities, a stockholder of PCB would achieve approximately 5.5% accretion in GAAP earnings per share, approximately 6.3% accretion in cash earnings per share, an increase in tangible book value per share of approximately 7.8%, and an increase in total book value per share of approximately 21.1% as a result of the consummation of the merger. The table below summarizes the results discussed above:

	Per Share:
	2004E GAAP Earnings	2004E Cash Earnings	Book Value	Tangible Book Value
PCB standalone	$7.14	$7.32	$44.50	$34.69
PCB Pro Forma*	$7.53	$7.78	$53.93	$37.39
% Accretion— Dilution	5.5%	6.3%	21.2%	7.8%

*	Based on exchange ratio of 5.9433

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, Hovde determined that the exchange ratio was fair from a financial point of view to the PCB shareholders.

Recommendation of the Board of Directors of PCB

The Board of Directors of PCB has determined that the merger agreement is in the best interest of PCB stockholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF PCB VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE AGREEMENT.

Colonial BancGroup’s Reasons for the Merger

The Executive Committee of the Board of Directors of Colonial BancGroup has unanimously approved the merger and the merger agreement, and Colonial BancGroup’s Board of Directors has ratified such approval. The merger will allow Colonial BancGroup to expand its banking operations in the PCB market areas. Colonial BancGroup currently operates a commercial bank with 105 branches in Florida. The Board of Directors of Colonial BancGroup believes that the combination with PCB is consistent with its current expansion strategy.

In approving the merger and the merger agreement, the Board of Directors of Colonial BancGroup took into account: (i) the financial performance and condition of PCB and its subsidiary banks, including their capital and asset quality; (ii) similarities in the philosophies of Colonial BancGroup and PCB, including the commitment of PCB to delivering high quality personalized financial services to its customers; and (iii) the extensive knowledge of, and experience in, the Broward, Sarasota, Charlotte, Lee, Pinellas and Miami-Dade, Florida market areas that has been demonstrated by the management of PCB.

Interests of Certain Persons in the Merger

Certain members of the management and Boards of Directors of PCB and its subsidiary banks may be deemed to have certain interests in the merger in addition to their interest as stockholders of PCB generally. The Board of Directors of PCB was aware of these interests and considered them, among other matters, in unanimously approving the merger agreement.

Assumption or Cancellation of Options.    Employees of PCB currently hold options to acquire 93,250 shares of PCB common stock. In the merger, an option to purchase one share of PCB common stock will become an option to purchase 7.9244 shares of Colonial BancGroup common stock. Alternatively, a holder of PCB stock options will be allowed to cancel his or her PCB stock options in exchange for the right to receive a cash payment equal to the market value of Colonial BancGroup common stock multiplied by the number of shares of Colonial BancGroup common stock that would have been issuable in connection with the exercise of the PCB stock options less the aggregate exercise price for the PCB stock options. See “The Merger—Treatment of PCB Options.”

Employees.    Upon completion of the merger, PCB employees will either become employees of Colonial BancGroup or one of its subsidiaries and become eligible for Colonial BancGroup’s employee benefits. For employees of PCB other than those listed below, who will be subject to separate severance or employment agreements with Colonial BancGroup, if their employment is terminated within six months of completion of the merger, they will generally be entitled to the severance benefits payable under PCB’s severance policy in effect before the merger, if such benefits would be greater than those of Colonial BancGroup at such time, subject to a maximum aggregate amount of benefits payable to such employees equal to $175,000. Former PCB employees who are terminated after such maximum is reached or more than six months after the completion of the merger will be eligible to receive severance benefits under Colonial BancGroup’s severance policy.

Colonial Bank has entered into a non-compete agreement with Paul V. Mellini that will become effective when and if the merger is completed. The non-compete agreement contains a covenant generally prohibiting Mr. Mellini from competing against Colonial Bank in certain market areas or soliciting Colonial Bank’s customers and employees for three years following the completion of the merger. The agreement also provides that Mr. Mellini will receive payments of $250,000 per year for three years. During this period, Mr. Mellini also will receive such benefits and perquisites that are typically provided to senior regional executives of Colonial Bank, including participation in retirement and profit-sharing plans.

Colonial Bank has entered into a severance agreement with Valerie Kendall that will become effective when and if the merger is completed. The agreement provides that Ms. Kendall will receive severance payments in the aggregate amount of $108,163 to be paid during the first year following the completion of the merger. During this period, Ms. Kendall will receive such benefits and perquisites that are typically provided to senior regional executives of Colonial Bank.

Colonial Bank has entered into an employment agreement with Rick Kuci that will become effective when and if the merger is completed. The agreement provides for a term of employment of two years and a base annual salary of not less than $166,400. Mr. Kuci will be eligible to receive discretionary bonuses, with a guaranteed minimum annual salary and bonus amount of $177,100. The employment agreement provides that Mr. Kuci will be entitled to receive such benefits and perquisites that are typically provided to senior regional executives of Colonial Bank, and that Colonial Bank’s management will recommend to the compensation committee of Colonial BancGroup an award to Mr. Kuci of options to purchase 10,000 shares of Colonial BancGroup common stock at the market value on the date of grant. The employment agreement provides that Mr. Kuci will receive a retention bonus of $75,000 from PCB within 10 days prior to the completion of the merger. The employment agreement contains a covenant generally prohibiting Mr. Kuci from competing against Colonial Bank in certain market areas or soliciting Colonial Bank’s customers and employees for a period ending at the earlier of one year following the termination of his employment or two years following the completion of the merger.

Colonial Bank has entered into an employment agreement with Jim Kuhlman that will become effective when and if the merger is completed. The agreement provides for a term of employment of two years and a base annual salary of not less than $130,000. Mr. Kuhlman will be eligible to receive discretionary bonuses, with a guaranteed minimum annual salary and bonus amount of $178,600. The employment agreement provides that Mr. Kuhlman will be entitled to receive such benefits and perquisites that are typically provided to senior regional executives of Colonial Bank, and that Colonial Bank’s management will recommend to the compensation committee of Colonial BancGroup an award to Mr. Kuhlman of options to purchase 10,000 shares of Colonial BancGroup common stock at the market value on the date of grant. The employment agreement provides that Mr. Kuhlman will receive a retention bonus of $75,000 from PCB within 10 days prior to the completion of the merger. The employment agreement contains a covenant generally prohibiting Mr. Kuhlman from competing against Colonial Bank in certain market areas or soliciting Colonial Bank’s customers and employees for a period ending at the earlier of one year following the termination of his employment or two years following the completion of the merger.

Colonial Bank has entered into an employment agreement with Lee Martino that will become effective when and if the merger is completed. The agreement provides for a term of employment of three years at a base annual salary of not less than $144,400. Mr. Martino will be eligible to receive discretionary bonuses, with a guaranteed minimum annual salary and bonus amount of $148,600. The employment agreement provides that Mr. Martino will be entitled to receive such benefits and perquisites that are typically provided to senior regional executives of Colonial Bank, and that Colonial Bank’s management will recommend to the compensation committee of Colonial BancGroup an award to Mr. Martino of options to purchase 10,000 shares of Colonial BancGroup common stock at the market value on the date of grant. The employment agreement also provides that Mr. Martino will receive a retention bonus of $100,000 from PCB within 10 days prior to the completion of the merger. The employment agreement contains a covenant generally prohibiting Mr. Martino from competing against Colonial Bank in certain market areas or soliciting Colonial Bank’s customers and employees for a period ending at the earlier of one year following the termination of his employment or two years following the completion of the merger.

Colonial Bank has entered into an employment agreement with Brad McMurtrey that will become effective when and if the merger is completed. The agreement provides for a term of employment of two years at a base annual salary of not less than $121,600. Mr. McMurtrey will be eligible to receive discretionary bonuses, with a guaranteed minimum annual salary and bonus amount of $201,600. The employment agreement also provides that Mr. McMurtrey will be entitled to receive such benefits and perquisites that are typically provided to senior regional executives of Colonial Bank, and that Colonial Bank’s management will recommend to the compensation committee of Colonial BancGroup an award to Mr. McMurtrey of options to purchase 10,000 shares of Colonial BancGroup common stock at the market value on the date of grant. The employment agreement provides that Mr. McMurtrey will receive a retention bonus of $75,000 from PCB within 10 days prior to the completion of the merger. The employment agreement contains a covenant generally prohibiting Mr. McMurtrey from competing against Colonial Bank in certain market areas or soliciting Colonial Bank’s customers and employees for a period ending at the earlier of one year following the termination of his employment or two years following the completion of the merger.

Indemnification.    Under the merger agreement, Colonial BancGroup has agreed to indemnify the directors and officers of PCB against claims made within six years after the completion of the merger that arise out of actions or omissions occurring upon or prior to the completion of the merger, to the extent that PCB would have been authorized under Florida law, or under its Articles of Incorporation or Bylaws, to indemnify such persons.

Affiliate Agreements.    All but one of PCB’s non-employee directors have entered into “affiliate agreements” with Colonial BancGroup regarding various issues associated with the merger. These agreements provide that the director will, among other things:

•	vote his or her shares in favor of the approval of the merger;

•	not distribute Colonial BancGroup common stock issued in connection with the merger except in accordance with the rules of the SEC; and

•	with respect to the directors who are not also employees of PCB, generally not compete with Colonial Bank for a period of two years after the effective date of the merger.

Conversion of PCB Common Stock

The merger agreement provides for the merger of PCB with and into Colonial BancGroup, with Colonial BancGroup to be the surviving corporation. At the completion of the merger, each share of PCB common stock outstanding and held by the PCB stockholders (except shares as to which dissenters’ rights are perfected) will be converted by operation of law and without any action by any holder thereof into 5.9433 shares of Colonial BancGroup common stock and the right to receive a cash payment of $31.6975 (the “Merger Consideration”). The ratio that is used to calculate the number of shares of Colonial BancGroup common stock that each share of PCB common stock is converted into is referred to as the “exchange ratio.” Accordingly, based upon the 1,007,840 shares of PCB common stock outstanding as of the record date, and assuming the exercise of no PCB stock options, the number of shares of Colonial BancGroup common stock that may be issued in the merger would be approximately 5,989,895 million shares and the aggregate amount of cash that may be paid in the merger is approximately $31,946,008 (not including any cash paid for the cancellation of PCB stock options or the acquisition of fractional shares).

No fractional shares of Colonial BancGroup common stock will be issued in connection with the merger. Each stockholder of PCB otherwise entitled to receive a fractional share of Colonial BancGroup common stock will receive instead a cash payment (without interest) equal to such fractional interest multiplied by the “market value” of the Colonial BancGroup common stock at the time of the merger. The “market value” of the Colonial BancGroup common stock at the time of the merger will be determined by taking the average of the closing prices of the Colonial BancGroup common stock as reported by the NYSE on each of the ten trading days ending on the trading day five trading days immediately preceding the date the merger is effective.

The merger agreement provides that if, prior to the date the merger is effective, Colonial BancGroup common stock is changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the Colonial BancGroup common stock, an appropriate and proportionate adjustment will be made in the number of shares of Colonial BancGroup common stock into which the PCB common stock will be converted in the merger.

Surrender of PCB Common Stock Certificates

On the date the merger is completed and subject to the conditions described at “Conditions to Consummation of the Merger,” PCB stockholders (except those stockholders who perfect dissenters’ rights under applicable law) will automatically, and without further action by such stockholders or by Colonial BancGroup, become owners of Colonial BancGroup common stock, as described herein, and entitled to the payment of $31.6975 for each share of PCB stock owned by them immediately before the completion of the merger. Outstanding certificates representing shares of the PCB common stock will represent shares of Colonial BancGroup common stock and the right to receive such cash payment. Thereafter, upon surrender of the certificates formerly representing shares of PCB common stock, the holders will be entitled to receive certificates for the Colonial BancGroup common stock and such cash payment. Dividends on the shares of Colonial BancGroup common stock will accumulate without interest and will not be distributed to any former stockholder of PCB unless and until such stockholder surrenders for cancellation his certificate for PCB common stock. SunTrust Bank, transfer agent for Colonial BancGroup common stock, will act as the exchange agent with respect to the shares of PCB common stock surrendered in connection with the merger. The exchange agent will mail a detailed explanation of these arrangements to PCB stockholders promptly following the completion of the merger. Stock certificates should not be sent to the exchange agent until such notice is received.

Treatment of PCB Options

Assumption or Cancellation of Options.    As of the date of this proxy statement-prospectus, PCB had granted options to various officers and employees, which entitle the holders thereof to acquire up to 93,250 shares of PCB common stock. In the merger, an option to purchase one share of PCB common stock will become an option to purchase 7.9244 shares of Colonial BancGroup common stock. Alternatively, a holder of PCB stock options will be allowed to cancel his or her PCB stock options in exchange for the right to receive a cash payment equal to the Market Value of Colonial BancGroup common stock multiplied by the number of shares of Colonial BancGroup common stock that would have been issuable in connection with the exercise of the PCB stock options less the aggregate exercise price for the PCB stock options.

The PCB stock options are issuable pursuant to the P.C.B. Bancorp, Inc. 1998 Stock Option Plan. The option plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to the Employee Retirement Income Security Act of 1974. PCB stock options are not transferable except by will or under the laws of descent and distribution.

The PCB stock options are “incentive stock options” under Section 422 of the Internal Revenue Code. Upon exercise of such an option, ordinary income would not normally result to the optionee even if the price of the options is lower than the fair market value of the stock subject to the option at the date of exercise provided certain timing requirements are met. However, income could be recognized for alternative minimum tax purposes upon a exercise. No income for regular federal income tax purposes would be realized until the holder actually sells the stock obtained through the exercise of incentive stock options as long as such stock is held long enough. The foregoing statements concerning federal income tax treatment are necessarily general and may not apply in a particular instance. Holders of PCB options should contact their own professional tax advisors for advice concerning their particular tax situation.

Other Matters.    It is not anticipated that Colonial BancGroup will make any reports to option holders regarding the amount or status of PCB stock options held. Option holders may obtain such information from Colonial BancGroup at the address given above on page 6 of this proxy statement-prospectus.

Certain Federal Income Tax Consequences

The merger of PCB with and into Colonial BancGroup is intended to qualify as a “reorganization” for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”). The obligation of each of PCB and Colonial BancGroup to consummate the merger is conditioned on the receipt of an opinion from PricewaterhouseCoopers LLP, Colonial BancGroup’s independent public accountant, to the effect that the merger will constitute such a reorganization. Colonial BancGroup has received this opinion. In delivering its opinion, PricewaterhouseCoopers LLP received and relied upon certain representations contained in certificates of officers of Colonial BancGroup and PCB and certain other information, data, documentation and other materials as it deemed necessary. The tax opinion is based upon customary assumptions contained therein, including the assumptions that: (i) the Colonial BancGroup common shares delivered in the merger represent a substantial portion of the overall consideration received by the PCB stockholders and (ii) the PCB stockholders will not sell or dispose of the Colonial BancGroup common stock received in the merger to Colonial BancGroup or a related party of Colonial BancGroup.

The total merger consideration (5.9433 shares of Colonial Bancgroup common stock and $31.6975 in cash per share of PCB common stock) is fixed pursuant to the merger agreement. The total value of Colonial BancGroup common stock to be exchanged for PCB common stock represented at least 50% of the value of the total merger consideration, based on the per share value of Colonial BancGroup common stock, at the time the merger agreement was executed. If the per share value of Colonial BancGroup common stock at the effective date of the merger is significantly less than the per share value of Colonial BancGroup common stock at the time the merger agreement was executed such that the Colonial BancGroup stock consideration received by the PCB stockholders constitutes less than 50% of the value of total merger consideration, then the transaction may not qualify as a reorganization.

Neither PCB nor Colonial BancGroup intends to seek a ruling from the IRS as to the federal income tax consequences of the merger. Stockholders of PCB should be aware that the opinion from PricewaterhouseCoopers LLP will not be binding on the IRS or the courts. Stockholders of PCB also should be aware that some of the tax consequences of the merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

The tax opinion states that, provided the assumptions stated therein are satisfied, the merger will constitute a reorganization as defined in Section 368(a) of the Code, and the following federal income tax consequences will result to PCB stockholders who exchange their shares of PCB common stock for shares of Colonial BancGroup common stock:

(i) No gain or loss will be recognized by Colonial BancGroup or PCB as a result of the merger;

(ii) The PCB stockholders will not recognize any gain related to Colonial BancGroup common stock received in exchange for their shares of PCB common stock. The PCB stockholders will recognize gain or loss with respect to the cash payment received in the merger for their shares of PCB common stock. This gain or loss will be characterized as capital gain or loss, provided that such stock is held as a capital asset in the hands of the PCB stockholder on the date of the merger under Code Section 1223(1);

(iii) The tax basis of the Colonial BancGroup common stock received by each PCB stockholder will equal the tax basis of such stockholder’s PCB shares held at the time of the merger, (a) decreased by (1) the amount of cash received by such PCB stockholder in the merger and (2) the amount of loss, if any, to the stockholder which was recognized on the exchange, and (b) increased by (1) the amount, if any, which was treated as a dividend and (2) the amount of gain to the stockholder which was recognized on such exchange (not including any portion of such gain which was treated as a dividend);

(iv) The holding period of the Colonial BancGroup common stock received by the PCB stockholders will include the holding period during which the PCB common stock held at the time of the merger was held, provided that such stock was held as a capital asset in the hands of the PCB stockholders on the date of the merger under Code Section 1223(1); and

(v) The cash received by a PCB stockholder in lieu of a fractional share interest of Colonial BancGroup common stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of Colonial BancGroup stock which he or she would otherwise be entitled to receive and will qualify for capital gain or loss treatment, provided that such stock is held as a capital asset in the hands of the PCB stockholder on the date of the merger under Internal Revenue Code Section 1223(1).

Each PCB stockholder will be required to report on such stockholder’s federal income tax return for the fiscal year of such stockholder in which the merger occurs that such stockholder has received Colonial BancGroup common stock and cash in a reorganization.

THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE STOCKHOLDERS OF PCB, TO PCB AND TO COLONIAL BANCGROUP AND DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR STOCKHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS, STOCKHOLDERS WHO DO NOT HOLD THEIR SHARES OF PCB COMMON STOCK AS “CAPITAL ASSETS” WITHIN THE MEANING OF SECTION 1221 OF THE CODE, AND STOCKHOLDERS WHO ACQUIRED THEIR SHARES OF PCB COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION; MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF PCB OPTIONS ARE NOT DISCUSSED. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING IS SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. PCB STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

Other Possible Consequences

If the merger is consummated, the stockholders of PCB, a Florida corporation, will become stockholders of Colonial BancGroup, a Delaware business corporation. For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to PCB common stock as compared with Colonial BancGroup common stock, see “Comparative Rights of Stockholders.”

Conditions to Consummation of the Merger

The parties’ respective obligations to consummate the merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the merger agreement.

The obligations of PCB and Colonial BancGroup to consummate the merger are conditioned upon, among other things, (i) the approval of the merger agreement by the holders of at least a majority of the outstanding shares of PCB common stock; (ii) the notification to, or approval of the merger by, the Board of Governors of the Federal Reserve System, and the Florida Department of Financial Services (“Florida Department”); (iii) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the merger or to obtain divestiture, rescission or damages in connection with the merger; (iv) the absence of any investigation by any governmental agency which might result in any such proceeding; (v) consummation of the merger no later than September 30, 2004; and (vi) receipt of opinions of counsel regarding certain matters. The merger agreement permits the parties to waive, in writing, conditions for the consummation of the merger other than those required by law.

The obligation of PCB to consummate the merger is further subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of Colonial BancGroup; (ii) the shares of Colonial BancGroup common stock to be issued under the merger agreement being approved for listing on the NYSE; and (iii) the accuracy in all material respects of the representations and warranties of Colonial BancGroup contained in the merger agreement and the performance by Colonial BancGroup of all of its covenants and agreements under the merger agreement.

The obligation of Colonial BancGroup to consummate the merger is subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of PCB; (ii) the number of shares as to which holders of PCB common stock exercise dissenters’ rights not exceeding 10% of the outstanding shares of PCB common stock; (iii) the accuracy in all material respects of the representations and warranties of PCB contained in the merger agreement; (iv) the performance by PCB of all of its covenants and agreements under the merger agreement, including certain restrictions on PCB’s conduct of its business; (v) the receipt of the consent to the merger and assignment of leases of PCB’s offices; and (vi) the absence of any material adverse finding made by the Florida Department or the FDIC in their examination of PCB and its subsidiary banks.

It is anticipated that the foregoing conditions, as well as certain other conditions contained in the merger agreement, such as the receipt of certificates of officers of each party as to compliance with the merger agreement and satisfaction of each party of all representations, warranties and covenants, will either be satisfied or waived by the parties. The merger agreement provides that each of PCB and Colonial BancGroup may waive all conditions to its respective obligation to consummate the merger, other than the receipt of the requisite approvals of regulatory authorities and approval of the merger agreement by the stockholders of PCB. In making any decision regarding a waiver of one or more conditions to consummation of the merger or an amendment of the merger agreement, the Boards of Directors of PCB and Colonial BancGroup would be subject to the fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective stockholders.

Amendment or Termination of the Merger Agreement

To the extent permitted by law, the merger agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. However, after approval of the merger agreement by the holders of PCB common stock, no amendment decreasing the consideration to be received by PCB stockholders may be made without the further approval of such stockholders. The merger agreement may be terminated at any time prior to or on the date the merger is to be completed, whether before or after approval of the merger agreement by the stockholders of PCB, by the mutual consent of the respective Boards of Directors of PCB and Colonial BancGroup or by the Board of Directors of either Colonial BancGroup or PCB under certain circumstances including, but not limited to: (i) a material breach which cannot or has not been cured within 30 days of notice of such breach being given by the non-breaching party; (ii) failure to consummate the transactions contemplated under the merger agreement by September 30, 2004, provided that such failure to consummate is not caused by any breach of the merger agreement by the party electing to terminate; and (iii) if PCB enters into a binding agreement with any third party to merge with, or sell control to, that third party, in which event Colonial BancGroup will have the right to receive a payment of $5,000,000 from PCB or its acquiror.

Commitment with Respect to Other Offers

Until the earlier of the date the merger is effective or, subject to certain limitations, the termination of the merger agreement, neither PCB nor any of its directors or officers (or any person representing any of the foregoing) may solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, PCB or any business combination involving PCB (collectively, an “Acquisition Proposal”) other than as contemplated by the merger agreement. PCB is required to notify Colonial BancGroup immediately if any such inquiries or proposals are received by PCB, if any such information is requested from PCB, or if any such negotiations or discussions are sought to be initiated with PCB. PCB is required to instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above. PCB may communicate information about an Acquisition Proposal to its stockholders if and to the extent that PCB’s legal counsel advises PCB that it is required to do so in order to comply with its legal obligations.

If PCB enters into a letter of intent or a definitive agreement to be acquired by any party other than Colonial BancGroup prior to the closing of the merger or the termination of the merger agreement, or, under certain circumstances, if PCB is acquired by a party other than Colonial BancGroup within 24 months after the termination of the merger agreement, then Colonial BancGroup will be entitled to receive a payment of $5,000,000. Such payment will compensate Colonial BancGroup for its direct and indirect costs and expenses associated with pursuing the merger and Colonial BancGroup’s loss as a result of the failure to complete the merger. The termination fee may also have the effect of increasing the likelihood that the merger will be consummated by making it more difficult and expensive for any third party to acquire control of PCB while Colonial BancGroup is seeking to consummate the merger.

Regulatory Approvals

An application must be filed with the Federal Reserve pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended (the “BHCA”) and the regulations promulgated pursuant thereto for its prior approval of the merger. In addition, approval of the merger must be obtained from the Florida Department.

In order to obtain the necessary approvals, an application was filed with the Federal Reserve on February 10, 2004 and an application was filed with the Florida Department on February 13, 2004. The regulatory approval process is expected to take approximately eight weeks from this date.

Federal Reserve Approval.    Pursuant to Section 3 of the BHCA, and the regulations promulgated pursuant thereto, the approval of the Federal Reserve must be obtained prior to completion of the merger. The Federal Reserve must withhold approval of the merger if it finds that the transaction will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve may not approve the merger if it finds that the effect thereof may be substantially to lessen competition in any section of the country, or tend to create a monopoly, or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the merger are clearly outweighed by the probable effect of the merger in meeting the convenience and needs of the communities to be served. The Federal Reserve will also take into consideration the financial condition and managerial resources of Colonial BancGroup, its subsidiaries, any banks related to Colonial BancGroup through common ownership or management, and the subsidiary banks of PCB. Finally, the Federal Reserve will consider the convenience and needs of the communities to be served and the compliance records of Colonial Bank and the subsidiary banks of PCB under the Community Reinvestment Act.

The BHCA provides for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approval required for consummation of the merger. Section 11 of the BHCA imposes a waiting period which prohibits the consummation of the merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the Federal Reserve’s approval of the merger. During such period, the United States Department of Justice, should it object to the merger for antitrust reasons, may challenge the consummation of the merger.

Florida Department Approval.    The Florida Department must approve the change of control of the subsidiary banks of PCB which would be effected by the merger. Under Section 658.28 of the Florida Banking Code, the Florida Department shall issue a Certificate of Approval for a change in control of a Florida state bank only after it has made an investigation and has determined that the proposed new owner of a controlling interest of such Florida state bank is qualified by reputation, character, experience and financial responsibility to control and operate the bank in a legal and proper manner and that the interest of the other stockholders, if any, and the depositors and creditors of the bank and the interest of the public generally will not be jeopardized by the proposed change in ownership, controlling interest or management.

The merger agreement provides that the obligation of each of Colonial BancGroup and PCB to complete the merger is conditioned upon the receipt of all necessary regulatory approvals. There can be no assurance that the applications necessary for Colonial BancGroup to complete the merger will be approved, and, if such approvals are received, that such approvals will not be conditioned upon terms and conditions that would cause the parties to abandon the merger.

Any approval received from bank regulatory agencies reflects only their view that the merger does not contravene applicable competitive standards imposed by law, and that the merger is consistent with regulatory policies relating to safety and soundness. THE APPROVAL OF THE BANK REGULATORY AGENCIES IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE MERGER.

Colonial BancGroup is not aware of any governmental approvals or actions that may be required for consummation of the merger except for the prior approval of the Federal Reserve and the Florida Department described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought.

Supervision and Regulation

Colonial Bank converted to a national banking association on August 8, 2003. Prior to the conversion, Colonial Bank was subject to the supervision and regulation of the Federal Reserve and the Alabama State Banking Department. However, upon conversion, Colonial Bank became subject to the supervision and regulation of the OCC.

Conduct of Business Pending the Merger

The merger agreement contains certain restrictions on the conduct of the business of PCB pending completion of the merger. The merger agreement prohibits PCB from taking, without the prior written consent of Colonial BancGroup, any of the following actions, prior to the completion of the merger, subject to certain limited exceptions previously agreed to by Colonial BancGroup and PCB:

(i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), except shares of PCB common stock issued upon the exercise of PCB stock options;

(ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

(iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

(iv) Declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to stockholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities, except that PCB may pay one cash dividend of no more than $0.50 per share (which was paid on January 2, 2004), and if the merger is not completed prior to July 31, 2004, then PCB may pay an additional cash dividend of no more than $1.10 per share to its stockholders;

(v) Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

(vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

(vii) Waiving any rights of value which in the aggregate are material considering the business as a whole;

(viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

(ix) Except in accordance with past practice, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

(x) Except in accordance with past practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

(xi) Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

(xii) Entering into any other material transaction other than in the ordinary course of business; and

(xiii) Agreeing in writing, or otherwise, to take any action described in clauses (i) through (xii) above.

The merger agreement provides that prior to the completion of the merger, no director or officer of PCB or any of its subsidiaries shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of PCB or its subsidiaries.

The merger agreement also provides that (i) at the request of Colonial BancGroup, PCB will consult with Colonial BancGroup and advise Colonial BancGroup in advance of all loan requests outside the ordinary course of business or in excess of $500,000 that are not single-family residential loan requests; and (ii) PCB will consult with Colonial BancGroup respecting business issues that PCB believes should be brought to the attention of Colonial BancGroup.

Effective Time

Articles of Merger will be filed with the Secretary of State of Florida and a Certificate of Merger will be filed with the Delaware Secretary of State as soon as practicable after all conditions contained in the merger agreement have been satisfied or lawfully waived, including receipt of all regulatory approvals, and expiration of all statutory waiting periods, and the approval of the merger agreement by the stockholders of PCB. The effective time of the merger will be the later of the time the Articles of Merger are accepted for filing by the Secretary of State of Florida and the Certificate of Merger is accepted for filing the Secretary of State of Delaware (or such later time as the parties may agree).

Management and Operations After the Merger

As a result of the merger, P.C.B. Bancorp, Inc. will be merged into Colonial BancGroup, with Colonial BancGroup being the surviving entity. No changes in the members of the board of directors or executive officers of Colonial BancGroup will occur as a result of the merger. The subsidiaries of PCB will be wholly-owned subsidiaries of Colonial BancGroup following the merger, and the members of the boards of directors and the officers of such companies will continue to serve in such capacities at the discretion of Colonial BancGroup, other than those who have entered into employment agreements with Colonial BancGroup, who are expected to serve pursuant to the terms of their respective agreements.

Indemnification

Colonial BancGroup has agreed to indemnify the directors and officers of PCB against claims made within six years after the completion of the merger that arise out of actions or omissions occurring upon or prior to the completion of the merger, to the extent that PCB would have been authorized under Florida law, or under its Articles of Incorporation or Bylaws, to indemnify such persons.

Rights of Dissenting Stockholders

Holders of PCB common stock as of the record date are entitled to dissenters’ rights of appraisal under the Florida Business Corporation Act (“FBCA”). Consummation of the merger is subject to, among other things, the holders of no more than 10% of the outstanding PCB common stock electing to exercise their dissenters’ rights. Pursuant to Section 607.1302 of the FBCA, a PCB stockholder who does not wish to accept the shares of Colonial BancGroup common stock to be received pursuant to the terms of the merger agreement may dissent from the merger and elect to receive the fair value of his shares immediately prior to the completion of the merger. Such fair value is exclusive of any appreciation or depreciation in anticipation of the merger, unless exclusion would be inequitable to PCB and its remaining stockholders.

In order to exercise appraisal rights, a dissenting stockholder of PCB must strictly comply with the statutory procedures of Sections 607.1301 through 607.1333 of the FBCA, which are summarized below. A copy of the full text of those Sections is attached hereto as Appendix B. Shareholders of PCB are urged to read Appendix

B in its entirety and to consult with their legal advisors. Each stockholder of PCB who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard will cause a forfeiture of any appraisal rights.

Procedures for Exercising Dissenters’ Rights of Appraisal.    The following summary of Florida law is qualified in its entirety by reference to the full text of the provisions of the FBCA attached hereto as Appendix B.

1. A dissenting stockholder must file with PCB, prior to the taking of the vote on the merger, a written notice of intent to demand payment for his or her shares if the merger is effectuated. A vote against the merger will not alone be deemed to be the written notice of intent to demand payment. A dissenting stockholder need not vote against the merger, but cannot vote, or allow any nominee who holds such shares for the dissenting stockholder to vote, any of his PCB shares for the merger. Such written notification should be delivered either in person or by mail (certified mail, return receipt requested, being the recommended form of transmittal) to:

P.C.B. Bancorp, Inc.

5830 142nd Avenue North

Clearwater, Florida 33760

Attention: Paul V. Mellini, President and CEO

All such notices must be signed in the same manner as the shares are registered on the books of PCB. If a stockholder has not provided written notice of intent to demand fair value before the vote is taken at the special meeting, the stockholder will be deemed to have waived his or her appraisal rights.

2. Within ten days after the completion of the merger, Colonial BancGroup must supply to each PCB stockholder who filed a notice of intent to demand payment for his shares a written appraisal notice and an appraisal election form that specifies, among other things, (i) the date of the completion of the merger, (ii) Colonial BancGroup’s estimate of the fair value of the PCB shares, (iii) where to return the completed appraisal election form and the stockholder’s stock certificates and the date by which they must be received by Colonial BancGroup or its agent, which date may not be fewer than 40 nor more than 60 days after the date Colonial BancGroup sent the appraisal notice and appraisal election form to the stockholder, and (iv) the date by which a notice from the stockholder of his desire to withdraw his appraisal election must be received by Colonial BancGroup, which date must be within 20 days after the date set for receipt by Colonial BancGroup of the appraisal election form from the stockholder. The form must also contain Colonial BancGroup’s offer to pay to the stockholder the amount that it has estimated as the fair value of the PCB shares, and request certain information from the stockholder, including (a) the stockholders name and address, (b) the number of shares as to which the stockholder is asserting appraisal rights, (c) whether the stockholder voted for the merger, (d) whether the stockholder accepts the offer of Colonial BancGroup to pay its estimate of the fair value of the PCB shares to the stockholder, and (e) if the stockholder does not accept the offer of Colonial BancGroup, the stockholder’s estimated fair value of the PCB shares and a demand for payment of the stockholder’s estimated value plus interest. A dissenting stockholder must send the certificate(s) representing his shares with the appraisal election form. ANY DISSENTING SHAREHOLDER FAILING TO RETURN A PROPERLY COMPLETED APPRAISAL ELECTION FORM AND HIS STOCK CERTIFICATES WITHIN THE PERIOD STATED IN THE FORM WILL LOSE HIS APPRAISAL RIGHTS AND BE BOUND BY THE TERMS OF THE AGREEMENT.

3. Upon returning the appraisal election form, a dissenting stockholder shall thereafter be entitled only to payment pursuant to the procedure set forth in the applicable sections of FBCA and shall not be entitled to vote or to exercise any other rights of a stockholder, unless the dissenting stockholder withdraws his demand for appraisal within the time period specified in the appraisal election form.

4. A dissenting stockholder who has delivered the appraisal election form and his stock certificates may decline to exercise appraisal rights and withdraw from the appraisal process by giving written notice to Colonial BancGroup within the time period specified in the appraisal election form. Thereafter, a dissenting stockholder may not withdraw from the appraisal process without the written consent of Colonial

BancGroup. Upon such withdrawal, the right of the dissenting stockholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a stockholder.

5. If the dissenting stockholder accepts the offer of Colonial BancGroup in the appraisal election form to pay Colonial BancGroup’s estimate of the fair value of the PCB shares, payment for the shares of the dissenting stockholder is to be made within 90 days after the receipt of the appraisal election form by Colonial BancGroup or its agent. Upon payment of the agreed value, the dissenting stockholder will cease to have any interest in such shares.

6. A stockholder must demand appraisal rights with respect to all of the shares registered in his or her name, except that a record stockholder may assert appraisal rights as to fewer than all of the shares registered in the record stockholder’s name but which are owned by a beneficial stockholder, if the record stockholder objects with respect to all shares owned by the beneficial stockholder. A record stockholder must notify PCB in writing of the name and address of each beneficial stockholder on whose behalf appraisal rights are being asserted. A beneficial stockholder may assert appraisal rights as to any shares held on behalf of the stockholder only if the stockholder submits to PCB the record stockholder’s written consent to the assertion of such rights before the date specified in the appraisal notice, and does so with respect to all shares that are beneficially owned by the beneficial stockholder.

Currently, the Florida statutes do not address what should occur if a dissenting stockholder fails to accept the offer of Colonial BancGroup to pay the value of the shares as estimated by Colonial BancGroup, and Colonial BancGroup fails to comply with the demand of the dissenting stockholder to pay the value of the shares as estimated by the dissenting stockholder, plus interest. The Florida appraisal rights statutes were significantly rewritten in 2003, but the legislature failed to adopt a replacement for paragraphs (7) and (8) of former section 617.1320, which dealt with such circumstances. It is likely, but not certain, that pending adoption of a new statute by the Florida legislature a Florida court would apply these provisions of the former statute, a copy of which is attached at the end of Appendix B, and which provide basically as follows:

1. If a dissenting stockholder refuses to accept the offer of Colonial BancGroup to pay the value of the shares as estimated by Colonial BancGroup, and Colonial BancGroup fails to comply with the demand of the dissenting stockholder to pay the value of the shares as estimated by the dissenting stockholder, plus interest, then within 30 days after receipt of a written demand from any dissenting stockholder given within 60 days after the date on which the merger was effected, BancGroup shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in Florida where the registered office of BancGroup, maintained pursuant to Florida law, is located requesting that the fair value of such shares be determined by the court.

2. If Colonial BancGroup fails to institute such a proceeding within the above-prescribed period, any dissenting stockholder may do so in the name of Colonial BancGroup. A copy of the initial pleading will be served on each dissenting stockholder. Colonial BancGroup is required to pay each dissenting stockholder the amount found to be due within 10 days after final determination of the proceedings, which amount may, in the discretion of the court, include a fair rate of interest, which will also be determined by the court. Upon payment of the judgment, the dissenting stockholder ceases to have any interest in such shares.

The current Florida statutes, Section 607.1331, provide that the costs of a court appraisal proceeding, including reasonable compensation for, and expenses of, appraisers appointed by the court, shall be determined by the court and assessed against Colonial BancGroup, except that the court may assess costs against all or some of the dissenting stockholders, in amounts the court finds equitable, to the extent that the court finds such stockholders acted arbitrarily, vexatiously or not in good faith with respect to their appraisal rights. The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable, against (i) Colonial BancGroup and in favor of any or all dissenting stockholders if the court finds Colonial BancGroup did not substantially comply with the notification provisions set forth Section 607.1320 and 607.1322, or (ii) against either Colonial BancGroup or a dissenting stockholder, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the appraisal rights. If the court in an appraisal proceeding finds that the services of counsel for any dissenting stockholder were of substantial benefit to other dissenting stockholders, and that the fees for those services should not be assessed against Colonial BancGroup, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the dissenting stockholders who were benefited. To the extent that Colonial BancGroup fails to make a required payment when a dissenting stockholder accepts Colonial BancGroup’s offer to pay the value of the shares as estimated by Colonial BancGroup, the dissenting stockholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from Colonial BancGroup all costs and expenses of the suit, including counsel fees.

Any dissenting stockholder who perfects his or her right to be paid the value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Code. See “—Certain Federal Income Tax Consequences.”

BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS’ APPRAISAL RIGHTS, STOCKHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

Resale of Colonial BancGroup Common Stock Issued in the Merger

The issuance of the shares of Colonial BancGroup common stock pursuant to the merger (including any shares to be issued pursuant to PCB stock options) has been registered under the Securities Act of 1933 (the “Securities Act”). As a result, stockholders of PCB who are not “affiliates” of PCB (as such term is defined under the Securities Act) may resell, without restriction, all shares of Colonial BancGroup common stock which they receive in connection with the merger. Under the Securities Act, only affiliates of PCB are subject to restrictions on the resale of the Colonial BancGroup common stock which they receive in the merger.

The Colonial BancGroup common stock received by affiliates of PCB (primarily officers, directors and principal stockholders) who do not also become affiliates of Colonial BancGroup after the consummation of the merger may not be sold except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits Colonial BancGroup common stock held by such stockholders to be sold in accordance with certain provisions of Rule 144 under the Securities Act. In general, these provisions of Rule 144 permit a person to sell on the open market in brokers or certain other transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Colonial BancGroup common stock or the average weekly trading volume in Colonial BancGroup common stock reported on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of current public information about Colonial BancGroup. The restrictions on sales will cease to apply under most circumstances once the former PCB affiliate has held the Colonial BancGroup common stock for at least one year. Colonial BancGroup common stock held by affiliates of PCB who become affiliates of Colonial BancGroup, if any, will be subject to additional restrictions on the ability of such persons to resell such shares.

Accounting Treatment

Colonial BancGroup will account for the merger as a purchase transaction in accordance with generally accepted accounting principles. Under this accounting treatment, and in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, the purchase price will be assigned to the fair value of the net tangible and identifiable intangible assets acquired, with any amounts in excess thereof being assigned to “goodwill.” The valuation of intangibles, if any, will be made as of the effective date of the merger. In accordance with Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets,

qualifying intangibles, such as core deposit intangibles, will be amortized by charges to future earnings over their expected useful lives. The remaining goodwill will be capitalized and evaluated for impairment on an annual basis, or if circumstances arise in which it is more likely than not the fair value of the related reporting unit has been reduced. If such goodwill were to be deemed impaired, such impairment would be measured and any such amount would be charged against current earnings.

NYSE Listing of Colonial BancGroup Common Stock Issued in the Merger

It is anticipated that shares of Colonial BancGroup common stock to be issued in the merger in exchange for shares of PCB common stock will be listed on the NYSE.

COMPARATIVE MARKET PRICES AND DIVIDENDS

Colonial BancGroup.    Colonial BancGroup common stock is listed for trading on the NYSE under the symbol “CNB.” The following table indicates the high and low sales prices of the Colonial BancGroup common stock as reported on the NYSE and dividends paid since January 1, 2001.

	Price Per Share of Common Stock		Dividends Per Share
	High	Low
2001
First Quarter	$13.12	$10.75	$.12
Second Quarter	14.75	12.05	.12
Third Quarter	14.94	12.02	.12
Fourth Quarter	14.98	12.07	.12

2002
First Quarter	15.19	13.47	.13
Second Quarter	16.11	14.41	.13
Third Quarter	14.65	12.03	.13
Fourth Quarter	12.85	11.01	.13

2003
First Quarter	12.79	10.63	.14
Second Quarter	14.24	11.20	.14
Third Quarter	15.06	13.79	.14
Fourth Quarter	18.10	14.44	.14

2004
First Quarter (through February 13, 2004)	17.57	16.45	.145

On December 22, 2003, the business day immediately prior to the public announcement of the merger, the closing price of the Colonial BancGroup common stock on the NYSE was $17.26 per share. The following table presents the market value per share of Colonial BancGroup common stock on that date, and the market value and equivalent per share value of PCB common stock on that date:

	Colonial BancGroup Common Stock(1)	PCB Common Stock(2)	Equivalent Price Per PCB Share(3)
Comparative Market Value	$17.26	$79.00	$134.2789

(1)	Closing price as reported by the NYSE on December 22, 2003.
(2)	There is no established public trading market for the shares of PCB common stock. The value shown is the price at which shares of PCB common stock were sold on December 19, 2003, which was the last sale price prior to the public announcement of the merger on December 23, 2003, of which the management of PCB is aware.
(3)	If the merger had closed on December 22, 2003, 5.9433 shares of Colonial BancGroup common stock and $31.6975 in cash would have been exchanged for each share of PCB common stock.

PCB.    There is no established public trading market for PCB’s common stock nor has PCB paid dividends in the last three years. The merger agreement provides that PCB may pay one cash dividend of $0.50 per share prior to the merger (which was paid on January 2, 2004) and, if the merger is not completed by July 31, 2004, may pay an additional cash dividend of $1.10 per share.

COLONIAL BANCGROUP CAPITAL STOCK AND LONG TERM DEBT

Colonial BancGroup’s authorized capital stock consists of 200,000,000 shares of Colonial BancGroup common stock, par value $2.50 per share, and 1,000,000 shares of preferred stock, $2.50 par value per share. As of December 31, 2003, there were outstanding a total of 126,974,668 shares of Colonial BancGroup common stock. No shares of preferred stock are issued and outstanding. Additionally, Colonial BancGroup has various issuances of long term debt outstanding at December 31, 2003 summarized as follows and described more fully below, under Colonial BancGroup Debt.

December 31, 2003
(in thousands)
Variable Rate Subordinated Debentures	$7,725
Subordinated Notes	270,703
Junior subordinated debt	299,917
FHLB and other long term debt	1,364,969

Total	$1,943,314

Common Stock and Additional Paid in Capital	$554,571

The following statements with respect to Colonial BancGroup common stock and preferred stock are brief summaries of material provisions of Delaware law, the Restated Certificate of Incorporation (the “Colonial BancGroup Certificate”), as amended, and Bylaws of Colonial BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

Colonial BancGroup Common Stock

Dividends.    Subject to the rights of holders of preferred stock, if any, to receive certain dividends prior to the declaration of dividends on shares of Colonial BancGroup common stock, when and as dividends, payable in cash, stock or other property, are declared by the Colonial BancGroup Board of Directors, the holders of Colonial BancGroup common stock are entitled to share ratably in such dividends.

Voting Rights.    Each holder of Colonial BancGroup common stock has one vote for each share held on matters presented for consideration by the stockholders.

Preemptive Rights.    The holders of Colonial BancGroup common stock have no preemptive rights to acquire any additional shares of Colonial BancGroup.

Issuance of Stock.    The Colonial BancGroup Certificate authorizes the Board of Directors of Colonial BancGroup to issue authorized shares of Colonial BancGroup common stock without stockholder approval. However, Colonial BancGroup’s common stock is listed on the NYSE, which requires stockholder approval of the issuance of additional shares of Colonial BancGroup common stock under certain circumstances.

Liquidation Rights.    In the event of liquidation, dissolution or winding-up of Colonial BancGroup, whether voluntary or involuntary, the holders of Colonial BancGroup common stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefore) and after preferences of any outstanding preferred stock.

Preferred Stock

The preferred stock (which is denominated in the Colonial BancGroup Certificate of Incorporation as “Preference Stock”) may be issued from time to time as a class without series, or if so determined by the Board of Directors of Colonial BancGroup, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preferred Stock (or of the entire class of Preference Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the Board of Directors of Colonial BancGroup. Preference Stock may have a preference over the Colonial BancGroup common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of Colonial BancGroup and such other preferences as may be fixed by the Board of Directors of Colonial BancGroup.

Colonial BancGroup Debt

In connection with the ASB Bancshares, Inc. acquisition, on February 5, 1998, Colonial BancGroup issued $7,725,000 of variable rate subordinated debentures due February 5, 2008. These variable rate subordinated debentures bear interest equal to the New York Prime Rate minus 1% (but in no event less than 7% per annum).

On March 15, 1999, Colonial Bank issued $100 million of subordinated notes, due March 15, 2009, that qualify as Tier II capital. The notes bear interest at 8.00% and are not subject to redemption prior to maturity. Colonial Bank executed two interest rate swaps whereby Colonial Bank will receive fixed rates and pay floating rates, effectively converting the fixed rate notes to floating. The result of these interest rate swaps created effective floating rates of 3-month LIBOR plus 4.01% on $50 million and 3-month LIBOR plus 4.015% on $50 million. As of December 31, 2003 the effective rates were 5.167% and 5.172%, respectively. The fair market value of the swaps at December 31, 2003 was $2.0 million.

On May 23, 2001, Colonial Bank issued $150 million in 9.375% subordinated notes due June 1, 2011. This debt qualifies as Tier II capital. In connection with this issuance, Colonial Bank executed an interest rate swap whereby Colonial Bank will receive a fixed rate and pay a floating rate, effectively converting the fixed rate notes to floating. The result of this interest rate swap created an effective floating rate of 3-month LIBOR plus 3.28%, which as of December 31, 2003 was 4.44%. The fair market value of the swap at December 31, 2003 was $18.7 million.

On January 29, 1997, Colonial BancGroup issued, through a special purpose trust, $70 million of trust preferred securities, that currently qualify as Tier I capital. The securities bear interest at 8.92% and are subject to redemption by Colonial BancGroup, in whole or in part at any time after January 29, 2007 until maturity in January 2027. On May 14, 2002, Colonial BancGroup executed an interest rate swap whereby Colonial BancGroup will receive a fixed rate and pay a floating rate, effectively converting the fixed rate notes to floating. The result of this interest rate swap created an effective floating rate of 3-month LIBOR plus 2.23%, which as of December 31, 2003 was 3.39%. The fair market value of the swap at December 31, 2003 was $4.2 million.

On March 21, 2002, Colonial BancGroup issued, through a special purpose trust, $100 million of trust preferred securities, that currently qualify as Tier I capital. The securities bear interest at 8.32% and are subject to redemption by Colonial BancGroup, in whole or in part at any time after April 1, 2007 until maturity in April 2032. In connection with this issuance, Colonial BancGroup executed an interest rate swap whereby Colonial BancGroup will receive a fixed rate and pay a floating rate, effectively converting the fixed rate notes to floating. The result of this interest rate swap created an effective floating rate of 3-month LIBOR plus 1.40%, which as of December 31, 2003 was 2.56%. The fair market value of the swap at December 31, 2003 was $9.3 million.

In March 2002, Colonial BancGroup added $8 million in trust preferred securities as part of the acquisition of Mercantile. The securities bear interest of 7.75% and mature in September 2032.

On September 16, 2003, Colonial BancGroup issued, through a special purpose trust, $100 million of trust preferred securities that currently qualify as Tier I capital. The securities bear interest at 7.875% and are subject to redemption by Colonial BancGroup, in whole or in part at any time after October 1, 2008 until maturity on October 1, 2033. In connection with this issuance, Colonial BancGroup executed three interest rate swaps whereby Colonial BancGroup will receive a fixed rate and pay a floating rate, effectively converting the fixed rate notes to floating. The result of these interest rate swaps created effective floating rates of 3-month LIBOR plus 1.995% on $30 million, 3-month LIBOR plus 2.0875% on $35 million and 3-month LIBOR plus 1.9975% on $35 million. As of December 31, 2003 the effective rates were 3.152%, 3.245% and 3.155%, respectively. The fair market value of these swaps at December 31, 2003 was $(146) thousand.

The subordinated debentures, notes and trust preferred securities described above are subordinate to substantially all remaining liabilities of Colonial BancGroup.

Colonial BancGroup had long-term FHLB Borrowings outstanding of approximately $1.1 billion at December 31, 2003. These borrowings bear interest rates of 1.16% to 7.53% and mature from 2004 to 2013. BancGroup had long term reverse repurchase agreements of $300 million outstanding at December 31, 2003, at an interest rate of 1.65% maturing in 2006.

Changes in Control

Certain provisions of the Colonial BancGroup Certificate and the Colonial BancGroup Bylaws may have the effect of preventing, discouraging or delaying any change in control of Colonial BancGroup. The Colonial BancGroup Board of Directors has the authority to issue Colonial BancGroup preferred stock with such rights and privileges, including voting rights, as it may deem appropriate. This would allow the Board of Directors to prevent a change in control despite a shift in ownership of the Colonial BancGroup common stock. See “Preferred Stock.” In addition, the power of Colonial BancGroup’s Board of Directors to issue additional shares of Colonial BancGroup common stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See “Colonial BancGroup Common Stock.” The following provisions also may deter any change in control of Colonial BancGroup.

Classified Board.    Colonial BancGroup’s Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of Colonial BancGroup’s Board of Directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently 18 directors of Colonial BancGroup. This provision of the Colonial BancGroup Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board of Directors may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board of Directors can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

Business Combinations.    Certain “Business Combinations” of Colonial BancGroup with a “Related Person” may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of “Voting Stock,” plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of Colonial BancGroup approve such Business Combination. A “Related Person” is a person, or group, who owns or acquires 10% or more of the outstanding shares of Colonial BancGroup common stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by Colonial BancGroup’s Board of Directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman and Chief Executive Officer of Colonial BancGroup, and certain members of his family from the definition of Related Person. A “Continuing Director” is a director who was a member of the Board of Directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent Board of Directors a veto over a merger or other Business Combination that could be desired by a majority of Colonial BancGroup’s stockholders. As of February 24, 2004, the Board of Directors of Colonial BancGroup owned approximately 7.4% of the outstanding shares of Colonial BancGroup common stock.

Board Evaluation of Mergers.    The Colonial BancGroup Certificate permits the Board of Directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of Colonial BancGroup, and other factors when considering whether Colonial BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of Colonial BancGroup common stock. This provision may give greater latitude to the Board of Directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of Colonial BancGroup.

Director Authority.    The Colonial BancGroup Certificate prohibits stockholders from calling special stockholders’ meetings and acting by written consent. It also provides that only Colonial BancGroup’s Board of Directors has the authority to undertake certain actions with respect to governing Colonial BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the Board of Directors to act by majority vote.

Bylaw Provisions.    The Colonial BancGroup Bylaws provide that stockholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of Colonial BancGroup stockholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholders’ meetings but could make it more difficult for stockholders to nominate directors or introduce business at stockholders’ meetings.

Delaware Business Combination Statute.    Subject to some exceptions, Delaware law prohibits Colonial BancGroup from entering into certain “business combinations” (as defined) involving persons beneficially owning 15% or more of the outstanding Colonial BancGroup common stock (or one who is an affiliate of Colonial BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an “Interested Stockholder”), unless the Board of Directors has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person’s beneficial ownership interest reached 15% (a “Stock Acquisition”), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows Colonial BancGroup to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by Colonial BancGroup’s Board of Directors and authorized by an affirmative vote of at least two-thirds of the outstanding voting stock of Colonial BancGroup which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which resulted in the stockholder becoming an Interested Stockholder, such stockholder owned at least 85% of the outstanding Colonial BancGroup common stock (excluding Colonial BancGroup common stock held by officers and directors of Colonial BancGroup or by certain Colonial BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of the Colonial BancGroup Certificate relating to business combinations with a related person, described above at “Business Combinations,” but they are generally less restrictive than the Colonial BancGroup Certificate.

Control Acquisitions.    As it relates to Colonial BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring “control” of a bank holding company unless the Federal Reserve has been given 60 days’ prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as Colonial BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

COMPARATIVE RIGHTS OF STOCKHOLDERS

If the merger is consummated, stockholders of PCB (except those perfecting dissenters’ rights) will become holders of Colonial BancGroup common stock. The rights of the holders of the PCB common stock who become holders of Colonial BancGroup common stock following the merger will be governed by the Colonial BancGroup Certificate and the Colonial BancGroup Bylaws, as well as the laws of Delaware, the state in which Colonial BancGroup is incorporated.

The following summary compares the rights of the holders of PCB common stock with the rights of the holders of the Colonial BancGroup common stock. For a more detailed description of the rights of the holders of Colonial BancGroup common stock, including certain features of the Colonial BancGroup Certificate and the Delaware General Corporation Law (“DGCL”) that might limit the circumstances under which a change in control of Colonial BancGroup could occur, see “Colonial BancGroup Capital Stock and Long Term Debt.”

The following information is qualified in its entirety by the Colonial BancGroup Certificate and the Colonial BancGroup Bylaws, and the PCB Articles of Incorporation and Bylaws, the DGCL and the FBCA.

Director Elections

PCB.    PCB’s directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors.

Colonial BancGroup.    Colonial BancGroup’s directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors. See “Colonial BancGroup Capital Stock and Long Term Debt—Changes in Control—Classified Board.”

Removal of Directors

PCB.    The PCB Articles of Incorporation provide that a director may be removed from office, but only for cause. Under the FBCA, in order to remove a director from office the number of votes cast for removal must exceed the number of votes cast against removal.

Colonial BancGroup.    The Colonial BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

Voting

PCB.    Each stockholder of PCB is entitled to one vote for each share of PCB common stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

Colonial BancGroup.    Each stockholder of Colonial BancGroup is entitled to one vote for each share of Colonial BancGroup common stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

Preemptive Rights

PCB.    The holders of PCB common stock have no preemptive rights to acquire any additional shares of PCB common stock or any other shares of PCB capital stock.

Colonial BancGroup.    The holders of Colonial BancGroup common stock have no preemptive rights to acquire any additional shares of Colonial BancGroup common stock or any other shares of Colonial BancGroup capital stock.

Directors’ Liability

PCB.    Pursuant to the FBCA, a director of PCB will have no personal liability to PCB or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his or her duties as a director; and (b) the director’s breach of, or failure to perform, those duties constitutes: (i) a violation of the criminal law, unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit; (iii) a circumstance under which the director would be liable for an unlawful distribution by PCB; (iv) in a proceeding by or in the right of PCB to procure a judgment in its favor or by or in the right of a stockholder, conscious disregard for the best interest of PCB, or willful misconduct; or (v) in a proceeding by or in the right of someone other than PCB or a stockholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property. This statute would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest, and it does not affect the availability of injunctive or other equitable relief as a remedy.

Colonial BancGroup.    The Colonial BancGroup Certificate provides that a director of Colonial BancGroup will have no personal liability to Colonial BancGroup or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional “duty of loyalty” to Colonial BancGroup and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

Indemnification

PCB.    The PCB Bylaws provide that PCB shall indemnify any director or officer who was or is a party to any proceeding against liability incurred in connection with such proceeding, including any appeal thereof, to the fullest extent permitted by law, and shall advance expenses incurred in connection with such a proceeding; provided, however, that no indemnification shall be made:

(i) if a judgment or other final adjudication establishes that the person’s actions or omissions were material to the cause of action adjudicated and such actions or omissions constitute:

(a) a violation of the criminal law, unless the director or officer had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

(b) a transaction from which the director or officer derived an improper personal benefit;

(c) in the case of a director, a circumstance under which the director would be liable for an unlawful distribution by PCB; or

(d) willful misconduct or a conscious disregard for the best interests of PCB in a proceeding by or in the right of PCB to procure a judgment in its favor or in a proceeding by or in the right of a stockholder.

(ii) unless authorized in the specific case:

(a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

(b) if such a quorum is not obtainable or, even if obtainable, by majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

(c) by independent legal counsel:

1. selected by the board of directors prescribed in paragraph (ii)(a) above or the committee prescribed in paragraph (ii)(b) above; or

2. if a quorum of the directors cannot be obtained for paragraph (ii)(a) above and the committee cannot be designated under paragraph (ii)(b) above, selected by majority vote of the full board of directors (in which directors who are parties may participate); or

(d) by the stockholders by a majority vote of a quorum consisting of stockholders who were not parties to such proceeding or, if no such quorum is obtainable, by a majority vote of stockholders who were not parties to such proceeding.

(iii) upon a determination that:

(a) in a proceeding other than an action by, or in the right of, PCB, the person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of PCB and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful;

(b) in a proceeding by, or in the right of, PCB to procure a judgment in its favor, the person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of PCB; provided, further, that the parties described in paragraphs (ii)(a)-(d) above shall not authorize any indemnification in such a proceeding if the person has been adjudged to be liable therein. The foregoing proviso shall not preclude or limit indemnification under the mandatory indemnification provision described below or as directed by the court.

For purposes of making the determinations set forth in (iii)(a) and (iii)(b) above, the fact that a proceeding was terminated by a judgment, order, settlement or conviction or upon a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith arid in a manner which he reasonably believed to be in, or not opposed to, the best interests of PCB or, with respect to any criminal action or proceeding, that the person had reasonable cause to believe that his conduct was unlawful.

The Articles of Incorporation of PCB limit the ability of a court to order indemnification of a director, officer, employee or agent of PCB, other than (i) pursuant to an express agreement between the director, officer, employee or agent and PCB or as provided in the Bylaws, (ii) in situations where indemnification is mandatory under the FBCA, described below, or (iii) in a suit by or in the right of PCB where an officer or director has been adjudged liable and the Board of Directors has recommended indemnification, in which case the court may order indemnification for whatever expenses it determines proper if it finds the person to be fairly and reasonably entitled, under the circumstances of the case, to indemnification for such expenses, despite the adjudication of liability.

In all events, and notwithstanding the conditions and qualifications set forth above, PCB’s Bylaws provide, and the FBCA requires, that it shall indemnify a director or officer who has been successful on the merits or otherwise in defense of any proceeding or in defense of any claim, issue, or matter therein, against expenses actually and reasonably incurred by him in connection therewith.

PCB maintains an officers’ and directors’ insurance policy for payment of certain liabilities, including reimbursement of certain expenses, that extends beyond the minimum indemnification provided by the FBCA.

Colonial BancGroup.    The Colonial BancGroup Certificate provides that directors, officers, employees and agents of Colonial BancGroup shall be indemnified to the full extent permitted under the DGCL. Section 145 of the DGCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the DGCL, other than an action brought by or in the right of Colonial BancGroup, such indemnification is available if it is determined that the proposed indemnity acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Colonial BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of Colonial BancGroup, such indemnification is limited to expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of such action if the indemnity acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Colonial BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to Colonial BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that the proposed indemnity has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

Colonial BancGroup maintains an officers’ and directors’ insurance policy and a separate indemnification agreement pursuant to which officers and directors of Colonial BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the DGCL.

Special Meetings of Stockholders; Action Without a Meeting

PCB.    Under the PCB Articles of Incorporation and Bylaws, a special meeting of PCB’s stockholders shall be held when directed by a majority of the PCB Board of Directors or when requested in writing by the holders of not less than two-thirds of all of the shares entitled to vote at the meeting; however, under the FBCA, a corporation may not set the maximum percentage of shares whose holders may call a special meeting higher than 50% of all of the shares entitled to vote at the special meeting. Therefore, it is likely that this provision of the PCB Articles of Incorporation and Bylaws would be read to require a special meeting of PCB’s stockholders when requested in writing by the holders of not less than 50% of all of the shares entitled to vote at the meeting. Any action required or permitted by law or by the Articles of Incorporation of PCB to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Colonial BancGroup.    Under the Colonial BancGroup Certificate, a special meeting of Colonial BancGroup’s stockholders may only be called by a majority of the Colonial BancGroup Board of Directors or by the chairman of the Board of Directors of Colonial BancGroup. Holders of Colonial BancGroup common stock may not call special meetings or act by written consent.

Quorum Requirements for Meetings Of Stockholders

PCB.    PCB’s Articles of Incorporation and Bylaws provide that the holders of two-thirds of the votes entitled to vote and represented in person or by proxy constitute a quorum at a meeting of the stockholders.

Colonial BancGroup.    At a meeting of the stockholders of Colonial BancGroup, the holders of a majority of the votes entitled to vote and represented in person or by proxy constitute a quorum.

Mergers, Share Exchanges and Sales of Assets

PCB.    The FBCA provides that mergers, share exchanges and sales of substantially all of the assets of Florida corporations outside of the ordinary course of business must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The FBCA also provides, however, that the stockholders of the corporation surviving a merger need not approve the transaction, unless such approval is required under its Articles of Incorporation, if: (i) the agreement of merger does not make any amendments to the articles of incorporation of such corporation that are required to be approved by the stockholders; and (ii) each stockholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and relative rights, immediately after the merger. The Articles of Incorporation of PCB do not require that the stockholders of PCB approve a merger if such conditions are met.

Colonial BancGroup.    The DGCL provides that mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The DGCL also provides, however, that the stockholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and (iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. See also “Colonial BancGroup Capital Stock and Long Term Debt—Changes in Control” for a description of the statutory provisions and the provisions of the Colonial BancGroup Certificate relating to changes of control of Colonial BancGroup.

Amendment of Articles or Certificate of Incorporation and Bylaws

PCB.    Unless the FBCA, the Articles of Incorporation of PCB, or the board of directors in a particular case requires a greater vote or a vote by voting groups, to be adopted, an amendment to the Articles of Incorporation of PCB must be approved by a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights under the FBCA, and with respect to every other voting group entitled to vote on the amendment, the amendment must receive more votes in favor of adoption than against adoption. As is permitted by the FBCA, the Articles of Incorporation and Bylaws of PCB give the Board of Directors the power to adopt, amend or repeal the PCB Bylaws by a majority vote of the entire Board of Directors so long as the proposed action is not inconsistent with any Bylaws which may have been adopted at a stockholders’ meeting. The Articles of Incorporation and Bylaws provide that the Bylaws of PCB also may be amended or repealed at any stockholders’ meeting by a vote of stockholders holding two-thirds of the outstanding stock of PCB.

Colonial BancGroup.    Under the DGCL, a Delaware corporation’s certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The Colonial BancGroup Certificate requires “super-majority” stockholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the Colonial BancGroup Certificate governing (i) the election or removal of directors, (ii) business combinations between Colonial BancGroup and a Related Person, and (iii) board of directors evaluation of business combination procedures. See “Colonial BancGroup Capital Stock and Long Term Debt—Changes in Control.”

As is permitted by the DGCL, the Colonial BancGroup Certificate gives the Board of Directors the power to adopt, amend or repeal the Colonial BancGroup Bylaws. The stockholders entitled to vote have concurrent power to adopt, amend or repeal the Colonial BancGroup Bylaws.

Rights of Dissenting Stockholders

PCB.    Under the FBCA, a stockholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, “fair value” means the value of the corporation’s shares determined immediately before the effectuation of the corporate action to which the stockholder objects, using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining stockholders. Stockholders also are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its stockholders is required.

Colonial BancGroup.    Under the DGCL, a stockholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, “fair value” may be determined by all generally accepted techniques of valuation used in the financial community, excluding any element of value arising from the accomplishment or expectation of the transaction, but including elements of future value that are known or susceptible of proof. Such fair value is determined by the Delaware Court of Chancery, if a petition for appraisal is timely filed. Appraisal rights are not available, however, to stockholders of a corporation (i) if the shares are listed on a national securities exchange (as is Colonial BancGroup common stock) or quoted on the Nasdaq National Market System, or held of record by more than 2,000 stockholders (as is Colonial BancGroup common stock), and (ii) stockholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 stockholders, (c) cash in lieu of fractional shares of such stock, or (d) any combination thereof. Stockholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its stockholders is required.

Preferred Stock

PCB.    The PCB Articles of Incorporation authorize the issuance of 2,000,000 shares of preferred stock by resolution of the Board of Directors of PCB. Currently, no shares of preferred stock are issued and outstanding. The preferred stock may be issued from time to time in one or more series, as determined by the Board of Directors of PCB. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preferred stock (or of the entire class of preferred stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the Board of Directors of PCB. Preferred stock may have a preference over the PCB common stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of PCB and such other preferences as may be fixed by the Board of Directors of PCB.

Colonial BancGroup.    The Colonial BancGroup Certificate authorizes the issuance of 1,000,000 shares of Preference Stock from time to time by resolution of the Board of Directors of Colonial BancGroup. Currently, no shares of Preference Stock are issued and outstanding. See “Colonial BancGroup Capital Stock and Long Term Debt—Preferred Stock.”

Control Share Acquisitions

PCB.    PCB is subject to the Control Share Acquisition statute under the FBCA (Section 607.0902). Unless a “control share acquisition” has been made in accordance with certain specified requirements, the FBCA prohibits the voting of shares that are acquired in the control share acquisition unless the holders of a majority of the corporation’s voting shares (exclusive of shares held by officers of the corporation, directors who are also employees of the corporation, and the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A “control share acquisition” is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (i) one-fifth or more but less than one-third of such voting power, (ii) one-third or more but less than a majority of such voting power, and (iii) a majority or more of such voting power.

Colonial BancGroup.    For information with respect to provisions under Colonial BancGroup’s governing documents and the DGCL regarding provisions which may have the effect of preventing, discouraging or delaying any change in control of Colonial BancGroup, see “Colonial BancGroup Capital Stock and Long Term Debt—Changes in Control.”

Transactions with Interested Persons

PCB.    The FBCA contains an Affiliated Transaction statute that prohibits certain Florida corporations from engaging in a broad range of business combinations or other extraordinary corporate transactions with an “interested stockholder” unless certain conditions are met, or the transaction is approved by the holders of two-thirds of the corporation’s voting shares other than those owned by the interested stockholder. An interested stockholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation’s outstanding voting shares. However, the Articles of Incorporation of PCB contain a provision opting out of the coverage of the statute.

Colonial BancGroup.    For information with respect to provisions under Colonial BancGroup’s governing documents and the DGCL regarding provisions which may have the effect of preventing, discouraging or delaying any change in control of Colonial BancGroup, see “Colonial BancGroup Capital Stock and Long Term Debt—Changes in Control.”

Effect of the Merger on PCB Stockholders

As of the record date, PCB had              stockholders of record and 1,007,840 outstanding shares of common stock. As of December 31, 2003, there were 127,046,537 shares of Colonial BancGroup common stock outstanding held by approximately 9,679 stockholders of record.

Assuming that no dissenters’ rights of appraisal are exercised in the merger and that the PCB stock options are cashed out, an aggregate number of approximately 5,989,895 shares of Colonial BancGroup common stock and $31,946,008 in cash would be issued to the stockholders of PCB pursuant to the merger. These shares would represent approximately 4.5% of the total shares of Colonial BancGroup common stock outstanding after the merger, not counting any shares of Colonial BancGroup common stock to be issued for reasons unrelated to the merger.

The issuance of the Colonial BancGroup common stock pursuant to the merger will reduce the percentage interest of the Colonial BancGroup common stock currently held by each principal stockholder and each director and officer of Colonial BancGroup. Based upon the foregoing assumptions as a group, the directors and executive officers of Colonial BancGroup who owned approximately 7.4% of Colonial BancGroup’s outstanding shares as of February 24, 2004 would own approximately 7.1% after the merger. See “Business of Colonial BancGroup—Voting Securities and Principal Stockholders.”

BUSINESS OF BANCGROUP

General

Colonial BancGroup is a Delaware corporation organized in 1974 as a bank holding company under the Bank Holding Act of 1956, as amended. Through its wholly-owned subsidiary, Colonial Bank, N.A., Colonial BancGroup conducts a general commercial banking business in the states of Alabama, Florida, Georgia, Nevada, Tennessee and Texas. At December 31, 2003, Colonial BancGroup had assets of $16.3 billion.

As of December 31, 2003 Colonial Bank, N.A. has a total of 274 branches, with 122 branches in Alabama, 104 branches in Florida, 21 branches in Georgia, three branches in Tennessee, 12 branches in Texas and 12 branches in Nevada. Colonial Bank, N.A. conducts a general commercial banking business in its respective service areas. Colonial Bank, N.A. offers a variety of demand, savings and time deposit products as well as extensions of credit through personal, commercial and mortgage loans within each of its market areas. Colonial Bank, N.A. also provides additional services to its markets through cash management services, electronic banking services, credit card and merchant services and financial planning services. Financial planning services include trust services and the sales of various types of investment products such as mutual funds, annuities, stocks, municipal bonds and U.S. government securities.

Voting Securities and Principal Stockholders

As of February 24, 2004, Colonial BancGroup had issued and outstanding 127,046,537 shares of Colonial BancGroup common stock with approximately 9,679 stockholders of record. Each such share is entitled to one vote. In addition, as of that date, 2,096,463 shares of Colonial BancGroup common stock were subject to issuance upon exercise of options pursuant to Colonial BancGroup’s stock option plans. There are currently 200,000,000 shares of Colonial BancGroup common stock authorized.

The following table shows those persons who are known to Colonial BancGroup to be beneficial owners as of February 24, 2004 of more than five percent of outstanding Colonial BancGroup common stock.

Name and Address	Common Stock		Percentage of Class Outstanding(1)
Robert E. Lowder	6,579,840	(1)	5.18%
Post Office Box 1108 Montgomery, AL 36101

(1)	Includes 300,000 shares of common stock subject to options under Colonial BancGroup’s stock option plans, excluding options that were not exercisable within 60 days of February 24, 2004, due to vesting requirements. In addition, the total includes 25,960 shares owned by Mr. Lowder’s wife. Mr. Lowder disclaims beneficial ownership of these shares.

Security Ownership of Management

The following table indicates for each director, executive officer, and all executive officers and directors of Colonial BancGroup as a group the number of shares of outstanding common stock of Colonial BancGroup beneficially owned as of February 24, 2004.

	Shares of Colonial BancGroup Beneficially Owned
Directors Name	Common Stock		Percentage of Class Outstanding
Lewis Beville	6,251	(1)	*
William Britton	46,919	(2)	*
Jerry J. Chesser	331,567		*
Augustus K. Clements, III	50,597		*
Robert S. Craft	41,734	(3)	*
Patrick F. Dye	33,950		*
Clinton O. Holdbrooks	486,803	(4)	*
Harold D. King	217,362	(5)	*
Robert E. Lowder	6,579,840	(6)	5.18%
John Ed Mathison	47,862	(7)	*
Milton E. McGregor	100,000		*
John C.H. Miller, Jr.	103,810	(8)	*
Joe D. Mussafer	48,429		*
William E. Powell, III	33,474		*
James W. Rane	8,780		*
Frances E. Roper	761,885		*
Simuel Sippial	26,660	(9)	*
Edward V. Welch	63,174		*

CERTAIN EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
W. Flake Oakley	181,880	(10)	*
Sarah H. Moore	82,161	(10)	*
Caryn D. Cope	63,170	(10)	*
Tanya A. Mayne	3,000	(10)	*
Helena Duncan	3,830	(10)	*
Rana S. Sanders	11,273	(10)	*
All executive officers and directors as a group	9,348,746		7.36%

*	Represents less than 1%.
(1)	Includes 422 shares owned by Mr. Beville’s son.
(2)	Includes 7,232 shares owned by Mr. Britton’s wife. Mr. Britton disclaims beneficial ownership of such shares.
(3)	Includes 2,808 shares held by the IRA of Mr. Craft’s wife. Mr. Craft disclaims beneficial ownership of such shares.
(4)	Includes 100,000 shares held by Mr. Holdbrooks as trustee.
(5)	Includes 40,780 shares owned by Mr. King’s wife and 20 shares held in a trust of which he is beneficiary. Mr. King disclaims beneficial ownership of such shares.
(6)	Includes 460,000 shares of common stock subject to options under Colonial BancGroup’s stock option plans, excluding options that were not exercisable within 60 days of February 24, 2004, due to vesting requirements. In addition, the total includes 25,960 shares owned by Mr. Lowder’s wife. Mr. Lowder disclaims beneficial ownership of these shares.
(7)	Includes 2,000 shares owned by Dr. Mathison’s wife. Dr. Mathison disclaims beneficial ownership of such shares.
(8)	Includes 65,000 shares subject to options under Colonial BancGroup’s stock option plans. Also includes 260 shares owned by Mr. Miller’s wife. Mr. Miller disclaims beneficial ownership of his wife’s shares.
(9)	Includes 500 shares owned by Mr. Sippial’s son.

(10)	Includes options held by Mr. Oakley, Ms. Moore, Ms. Cope, Ms. Mayne, Ms. Duncan and Ms. Sanders, respecting 123,000, 64,500, 40,200, 3,000, 2,800, and 5,200, respectively, pursuant to Colonial BancGroup’s stock option plans, excluding options that were not exercisable within 60 days of February 24, 2004, due to vesting requirements. Mr. Oakley’s amount includes 4,634 shares owned by his sons. Ms. Moore’s amount includes 4,100 shares owned by her sons.

Management Information

Certain information regarding the biographies of the directors and executive officers of Colonial BancGroup, executive compensation and related party transactions is included in (i) Colonial BancGroup’s Annual Report on Form 10-K for the fiscal year ending December 31, 2003, at item 10, and (ii) Colonial BancGroup’s Proxy Statements for its 2003 and 2004 Annual Meetings under the headings “Election of Directors,” “Section 16(a) Beneficial Ownership Reporting Compliance,” “Compensation Committee Interlocks and Insider Participation,” “Executive Compensation,” and “Executive Compensation Committee Report.” Colonial BancGroup anticipates filing its 2004 Proxy Statement on or before March 18, 2004. Colonial BancGroup hereby incorporates such information herein by reference.

BUSINESS OF PCB

General

P.C.B. Bancorp, Inc., a Florida corporation, was organized in July 1988 and became a bank holding company under the Bank Holding Company Act on May 1, 1989, for Pinellas Community Bank, a state chartered commercial bank in Pinellas County, Florida. Currently, PCB has four wholly-owned state chartered, commercial bank subsidiaries: Premier Community Bank of Florida (formerly Pinellas Community Bank), serving Pinellas County; Premier Community Bank, serving Sarasota and Charlotte Counties; Premier Community Bank of Southwest Florida, serving Lee County; and Premier Community Bank of South Florida, serving Dade and Broward Counties.

Pinellas Community Bank was founded in 1986 with offices in Pinellas County. It acquired St. Petersburg, Florida-based Anchor Savings Bank in 1997, and changed its name to Premier Community Bank of Florida. The bank now has seven branches in Pinellas County, including branches in St. Petersburg, Clearwater, Largo and Belleair Bluffs.

PCB formed Premier Community Bank in 1996, with an initial branch in Venice, Florida. Two additional branches were opened subsequently, in Englewood and Venice. The bank also has a loan production office in Sarasota.

PCB formed Premier Community Bank of Southwest Florida in 2000, with an initial branch in Lehigh Acres; a second branch was opened subsequently in Fort Myers.

PCB acquired Gateway American Bank, Ft. Lauderdale, Florida, in 2002, changing its name to Premier Community Bank of South Florida. Gateway had, and the bank retained, three branches in Broward County (Cypress Creek, Sea Ranch Lakes and Pembroke Pines), and one branch in Dade County (Miami Lakes).

Through its ownership of its subsidiary banks, PCB is engaged in a general commercial banking business and its primary source of earnings is derived from income generated by its bank subsidiaries. As of December 31, 2003, PCB, on a consolidated basis, had total assets of approximately $660 million, net loans of approximately $468 million, total deposits of approximately $520 million, and shareholders’ equity of approximately $48 million. Unless the context otherwise requires, references herein to PCB include PCB and its subsidiaries on a consolidated basis.

The business of PCB’s subsidiary banks consists of attracting deposits from the general public in their primary service areas and applying those deposits, together with funds derived from other sources, to the origination of a variety of commercial, consumer and real estate loans. Deposit flows and cost of funds are influenced by interest rates on competing investments and general market rates of interest. The revenues of PCB’s subsidiary banks are derived primarily from interest on, and fees received in connection with, their lending activities and from interest and dividends from investment securities and short-term investments. The principal sources of funds for the banks’ lending and investment activities are deposits and borrowings through FHLB and correspondent banks. The principal expenses of the banks are the interest paid on deposits and operating, general and administrative expenses.

As commercial banks, the four banks offer a broad range of commercial, consumer, and real estate loans, and provide a variety of corporate and personal banking services to individuals, businesses, and other institutions located in their respective market areas. The banks are all full-service commercial banks, without trust powers. The banks offer a full range of interest bearing and non-interest bearing accounts, including commercial and retail checking accounts, money market accounts, NOW accounts, individual retirement accounts, regular interest-bearing statement savings accounts and certificates of deposit. In addition, the banks provide such consumer services as travelers’ checks, cashiers checks, safe deposit boxes, bank by mail services, direct deposit service, Visa and Mastercard accounts, automated teller services and wire transfer services. The transaction accounts and time certificates are tailored to the principal market areas at rates competitive to those in their respective areas. All deposit accounts are insured by the FDIC up to the maximum limits permitted by law.

Each of the banks is subject to examination and comprehensive regulation by the Florida Department of Banking and Finance and the FDIC. As is the case with banking institutions generally, the banks’ operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the FDIC and the Federal Reserve Board.

Another subsidiary of PCB, Premier Service Corporation, provides administrative services to the banks and PCB. PCB formed Premier Service Corporation in 2002 for the purpose of providing financial, operating, technology, and human resources support for its subsidiary banks. Premier Service Corporation also maintains an Association Services Department, which specializes in providing lockbox services for homeowner/condominium associations including the printing of coupon books, direct deposit of maintenance fees, and electronic reporting of payments received, and currently provides complete banking services for several thousand homeowner and condominium associations spanning more than 23 counties throughout the state of Florida. With this service, the banks are able to develop relationships with association management companies, each of which may serve 20 or more homeowner/condominium associations. The Association Services Department handles the payments for the unit owners of the associations served by the management company. All of the association’s funds are held in the bank’s interest-bearing accounts, providing the banks with a significant source of low cost deposits. In addition to accepting association maintenance assessments through the traditional lockbox system, the Association Services Department also offers an automated clearing house service for maintenance fees. Through this service, each unit owner is provided with a form to be completed in order to initiate the service and, once the service is initiated, maintenance fees are automatically deducted from the unit owner’s checking account. These payments are deposited in the respective association’s account and are electronically reported to the association management company. This service offers a customer service benefit to both the unit owner, who saves postage and handling through the automatic payment, and the management company, which receive the maintenance fee payments in a more timely manner, with daily lockbox summary details being uploadable directly to the management company’s software, eliminating the need for manual input of data. PCB and Premier Service Corporation share offices in Clearwater, Florida.

Market Areas

The primary service area for each branch encompasses the area within a three-mile radius of the branch. In addition, each branch services customers outside its primary service area, but generally within the surrounding communities. Management believes that the banks’ principal markets have been established small businesses and professionals, and the expanding residential market, in the branches’ primary service areas.

With respect to each of the banks, businesses and individuals are solicited through the personal efforts of the respective bank’s directors and officers. Premier Service Corporation also employs a staff of business development officers who call on homeowner and condominium associations on behalf of the banks throughout the state of Florida.

Lending Activities

The primary source of income generated by the banks is the interest earned from both their loan and investment portfolios. To develop business, the banks rely to a great extent on the personalized approach of their respective directors and officers who have extensive business and personal contacts in their respective communities. Each bank attempts to maintain diversification when considering investments and the approval of loan requests. Emphasis has been placed on the borrower’s ability to generate cash flow sufficient to support its debt obligations and other cash related expenses.

Each bank engages in a full complement of lending activities, including commercial, consumer/installment and real estate loans. Commercial lending is directed principally towards businesses whose demands for funds fall within the bank’s legal lending limits and which are potential deposit customers of the bank. This category of loans includes loans made to individual, partnership or corporate borrowers, and obtained for a variety of business purposes. Particular emphasis is placed on loans to small- and medium-sized businesses. Real estate loans are made for owner-occupied and investment purpose commercial property and for owner-occupied residential property with floating interest rates. Real estate loans for owner occupied property are considered to be less risky than other types of real estate lending. Consumer loans are made for all legitimate purposes and consist primarily of installment loans to individuals for family and household purposes, including automobile loans to individuals and pre-approved lines of credit. Each bank makes most of its loans in its primary service area, although some loans are made in the contiguous areas. Each bank makes loans to borrowers with good credit, character and personal reputations and after verification of financial information supporting the borrowers’ ability to repay the loans. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds.

At December 31, 2003, PCB’s net loan portfolio was approximately $468 million, representing 70.7% of total assets. As of such date, PCB’s net loan portfolio consisted of 80% commercial loans, 18% real-estate mortgage loans and 2% consumer or installment loans.

Competition

Each of the banks encounters strong competition both in attracting deposits and in the origination of loans. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as the availability of nationwide interstate banking has created a highly competitive environment for financial service providers in the bank’s primary service area. In one or more aspects of their business, the banks compete with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in their market areas and elsewhere. Most of these competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services that the banks do not provide. In addition, many of PCB’s and the banks’ non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and state chartered and federally insured banks.

Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits.

Employees

At December 31, 2003, PCB employed 233 full-time and 48 part-time employees, including 88 officers.

Description of Property

The following chart shows the properties used by PCB and its subsidiaries.

Location	Type of Facility	Square Footage	Leased or Owned
Largo	East Bay Branch	11,200	Owned
Belleair Bluffs	Belleair Bluffs Branch	4,000	Leased
Clearwater	Sunset Point Branch	4,141	Owned
St. Petersburg	Central Avenue Branch	5,429	Leased
St. Petersburg	Eagles Park Branch	4,000	Leased
St. Petersburg	Gateway Branch	3,791	Owned
St. Petersburg	Downtown Branch	1,510	Leased
Venice	Jacaranda Branch	5,000	Owned
Englewood	Englewood Branch	2,600	Owned
Venice	Island Branch	1,800	Owned
Sarasota	Loan Production Office	1,000	Leased
Ft. Myers	Page Field Commons Branch	6,000	Owned
Ft. Myers	LeHigh Acres Branch	3,000	Owned
Ft. Lauderdale	Cypress Creek Branch	12,622	Leased
Ft. Lauderdale	Sea Ranch Lakes Branch	2,190	Leased
Miami	Miami Lakes Branch	5,119	Leased
Pembroke Pines	Pembroke Pines Branch	3,200	Leased
Clearwater	Business Offices for PCB and Premier Service Corporation	19,800	Leased

Legal Proceedings

From time to time PCB and its subsidiaries are involved in routine litigation incidental to the conduct of their businesses. PCB does not believe that any pending litigation will have a material adverse effect on its consolidated financial position or results of operations.

Security Ownership of Management and Certain Beneficial Owners

The following table sets forth certain information as of the record date regarding the beneficial ownership of PCB common stock by (i) 5% or greater shareholders of PCB, (ii) each director of PCB and (iii) all directors and executive officers of PCB as a group. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all the shares owned by them.

	Shares of PCB Beneficially Owned
Name	Common Stock		Percentage of Class Outstanding
PCB Limited Partnership	210,000	(1)	20.8%
James T. Ayers	11,000		1.1%
George P. Bauer	61,325		6.1%
Joseph Ernsteen	14,000	(2)	1.4%
George E. Feaster	27,150		2.7%
Thomas B. Hunter III	29,074		2.9%
Mark S. Klein	10,250	(3)	1.0%
James F. Kuhlman	32,500	(4)	3.2%
Paul V. Mellini	30,700	(5)	3.0%
Brenda M. O’Neil	12,125	(6)	*
J. Victor Phillipoff	23,000		1.5%
Harrison I. Steans	149,425	(7)	14.8%
Jennifer W. Steans	31,250	(8)	3.1%
Robert F. Boksa	23,400	(9)	2.3%
Valerie A. Kendall	5,350	(10)	*
Lee R. Martino	6,732	(11)	*
All executive officers and directors as a group (15 persons)	467,281		43.8%
*	Represents less than 1%.

(1)	Harrison Steans and Jennifer Steans are partners in PCB Limited Partnership. Mr. Steans holds a 57.1% interest in the partnership, and Ms. Steans holds a 14.3% interest in the partnership.
(2)	Includes currently exercisable options to purchase 5,000 shares of common stock.
(3)	Includes 1,000 shares held by his spouse.
(4)	Includes 1,934 shares jointly held with his spouse, 133 shares held by his spouse, and currently exercisable options to purchase 9,500 shares of common stock.
(5)	Includes currently exercisable options to purchase 25,000 shares of common stock.
(6)	Includes 3,125 shares jointly held with her spouse and currently exercisable options to purchase 5,500 shares of common stock.
(7)	Includes 120,000 shares held by PCB Limited Partnership.
(8)	Includes 30,000 shares held by PCB Limited Partnership.
(9)	Includes 500 shares held by his spouse, and currently exercisable options to purchase 4,000 shares of common stock.
(10)	Includes 200 shares held jointly with her father, and currently exercisable options to purchase 5,150 shares of common stock.
(11)	Includes 732 shares jointly held with spouse, and currently exercisable options to purchase 5,000 shares of common stock.

OTHER MATTERS

The Board of Directors of PCB is not aware of any business to come before the special meeting other than those matters described above in this proxy statement-prospectus. If, however, any other matters not now known should properly come before the special meeting, the proxy holders named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of PCB.

DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS

In order to be eligible for inclusion in Colonial BancGroup’s proxy solicitation materials for its 2005 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at Colonial BancGroup’s main office at One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101, no later than 120 calendar days in advance of the date of the Proxy Statement that Colonial BancGroup will mail for the 2004 annual meeting of its stockholders.

LEGAL MATTERS

Certain legal matters regarding the shares of Colonial BancGroup common stock of Colonial BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of Colonial BancGroup, is a partner. Such firm received fees for legal services performed in 2003 of approximately $2,737,596. John C. H. Miller, Jr. beneficially owns 103,810 shares of Colonial BancGroup common stock. Mr. Miller also received employee-related compensation from Colonial BancGroup in 2003 of $41,845, use of a company-provided vehicle for personal use valued at $4,204 and a year-end cash bonus in the amount of $100,000. Certain legal matters relating to the merger are being passed upon for PCB by the law firm of Shumaker, Loop & Kendrick, LLP, Tampa, Florida.

EXPERTS

The consolidated financial statements of Colonial BancGroup incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. YOU MAY REVOKE THE PROXY BY GIVING WRITTEN NOTICE OF REVOCATION TO THE CORPORATE SECRETARY OF PCB PRIOR TO THE SPECIAL MEETING, BY EXECUTING A LATER DATED PROXY AND DELIVERING IT TO THE CORPORATE SECRETARY OF PCB PRIOR TO THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING AND VOTING IN PERSON.

WHERE YOU CAN FIND MORE INFORMATION

Colonial BancGroup files reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning Colonial BancGroup at the SEC’s Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review Colonial BancGroup’s electronically filed reports, Colonial BancGroup’s proxy and information statements on the SEC’s Internet site at http://www.sec.gov, or through the Investor Relations page of the website of Colonial BancGroup at www.shareholder.com/colonialbank under the heading “SEC Filings.” Colonial BancGroup’s common stock is quoted on the New York Stock Exchange under the symbol “CNB”. Colonial BancGroup’s reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

Colonial BancGroup has filed a registration statement on Form S-4 with the SEC covering the common stock. This proxy statement-prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about Colonial BancGroup and its common stock you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows Colonial BancGroup to “incorporate by reference” the information they file with the SEC. This permits Colonial BancGroup to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this proxy statement-prospectus, and information that Colonial BancGroup files later with the SEC will automatically update and supersede this information. Colonial BancGroup incorporates by reference:

•	its Annual Report on Form 10-K for the year ended December 31, 2003,

•	its description of the current management and Board of Directors contained in Colonial BancGroup’s Proxy Statement for its 2003 Annual Meeting and the Proxy Statement that will be filed for its 2004 Annual Meeting,

•	a description of its common stock, $2.50 par value per share, contained in Colonial BancGroup’s Registration Statement on Form 8-A, filed with the SEC on November 22, 1994 and effective February 22, 1995, and

•	any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 after the date of this proxy statement-prospectus and prior to the special meeting, or, in the case of exercise of stock options that are being assumed by Colonial BancGroup, prior to the exercise of such options.

You may request a copy of these filings at no cost by writing or telephoning Colonial BancGroup at the following address:

William A. McCrary

General Counsel and Secretary

The Colonial BancGroup, Inc.

Colonial Financial Center

One Commerce Street

Fifth Floor

Montgomery, Alabama 36104

(334) 240-5000

With respect to the offering of Colonial BancGroup common stock, you should rely only on the information incorporated by reference or provided in this proxy statement-prospectus. Colonial BancGroup has not authorized anyone else to provide you with different information. Colonial BancGroup is not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this proxy statement-prospectus is accurate as of any date other than the date on the front of this proxy statement-prospectus. With respect to your consideration of the merger agreement, you may also review the selected financial data that PCB provides to its stockholders on an annual basis following the end of each calendar year.

APPENDIX A

AGREEMENT AND PLAN OF MERGER

by and between

THE COLONIAL BANCGROUP, INC.

and

P.C.B. BANCORP, INC.

dated as of

December 23, 2003

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 23rd day of December, 2003, by and between P.C.B. BANCORP, INC. (“Acquired Corporation”), a Florida corporation, and THE COLONIAL BANCGROUP, INC. (“BancGroup”), a Delaware corporation.

WITNESSETH

WHEREAS, Acquired Corporation operates as a multi-bank holding company for its wholly owned subsidiaries, Premier Community Bank of Florida (Pinellas County), Premier Community Bank (Sarasota and Charlotte Counties), Premier Community Bank of Southwest Florida (Lee County) and Premier Community Bank of South Florida (Miami-Dade and Broward Counties) (collectively referred to herein as the “Banks”), with its principal office in Clearwater, Florida; and

WHEREAS, BancGroup is a bank holding company with a Subsidiary bank, Colonial Bank, N.A., operating in Alabama, Florida, Georgia, Nevada, Tennessee and Texas; and

WHEREAS, Acquired Corporation wishes to merge with BancGroup; and

WHEREAS, it is the intention of BancGroup and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a “reorganization” within the meaning of section 368(a) of the Code, as defined herein;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

ARTICLE 1

NAME

1.1    Name.    The name of the corporation resulting from the Merger shall be “The Colonial BancGroup, Inc.”

ARTICLE 2

MERGER—TERMS AND CONDITIONS

2.1    Applicable Law.    On the Effective Date, Acquired Corporation shall be merged with and into BancGroup (herein referred to as the “Resulting Corporation” whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the Delaware General Corporation Law (the “DGCL”) and, to the extent applicable, the Florida Business Corporation Act (“FBCA”). The offices and facilities of Acquired Corporation and of BancGroup shall become the offices and facilities of the Resulting Corporation.

2.2    Corporate Existence.    On the Effective Date, the corporate existence of Acquired Corporation and of BancGroup shall, as provided in the DGCL and the FBCA, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and BancGroup. All rights, franchises and interests of Acquired Corporation and BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and BancGroup, respectively, on the Effective Date.

2.3    Articles of Incorporation and Bylaws.    On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of BancGroup as they exist immediately before the Effective Date.

2.4    Resulting Corporation’s Officers and Board.    The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of BancGroup as of the Effective Date.

2.5    Shareholder Approval.    This Agreement shall be submitted to the shareholders of Acquired Corporation at the Shareholders’ Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Acquired Corporation as required by applicable Law, and the satisfaction of such other conditions as set forth herein, the Merger shall become effective as soon as practicable thereafter in the manner provided in section 2.7 hereof.

2.6    Further Acts.    If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or BancGroup, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of the Merger and this Agreement, BancGroup and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Corporation or BancGroup, or otherwise, to take any and all such action.

2.7    Effective Date and Closing.    Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware (such time being herein called the “Effective Date”). Assuming all other conditions stated in this Agreement have been or will be satisfied as of the Closing, the Closing shall take place at the offices of BancGroup, in Montgomery, Alabama, at 2:00 p.m. on a date specified by BancGroup that shall be as soon as reasonably practicable, but not later than ten (10) business days, after the later to occur of the Shareholder Meeting or all required regulatory approvals under Section 8.2, or at such other place and time that the Parties may mutually agree.

2.8    Merger of Subsidiary Banks.    BancGroup and Acquired Corporation anticipate the possibility that on or after the Effective Date, some or all of the Banks will merge with and into Colonial Bank, N.A., BancGroup’s Subsidiary bank (the “Bank Merger”). The exact timing and structure of the Bank Merger have not been finalized at this time, and BancGroup in its discretion will determine if such Bank Merger shall proceed and will finalize such timing and structure at a later date. Acquired Corporation will cooperate with BancGroup in consummating the Bank Merger, including the calling of any special meetings of the board of directors of the Banks and the filing of any regulatory applications.

ARTICLE 3

CONVERSION OF ACQUIRED CORPORATION STOCK

3.1    Conversion of Acquired Corporation Stock.

(a)  On the Effective Date, each share of common stock, par value $0.10, of Acquired Corporation outstanding and held of record by Acquired Corporation’s shareholders (the “Acquired Corporation Stock”), shall be converted by operation of law and without any action by any holder thereof into the right to receive $31.6975 in cash (the “Cash Consideration”) and 5.9433 shares of BancGroup Common Stock (the “Stock Consideration”). The receipt of the Stock Consideration is subject to section 3.3 hereof. The ratio that is used to calculate the Stock Consideration is referred to as the “Exchange Ratio”. The Cash Consideration combined with the Stock Consideration is referred to as the “Merger Consideration.”

(b)  (i)  On the Effective Date, BancGroup shall assume all Acquired Corporation Options outstanding, and each such option shall cease to represent a right to acquire Acquired Corporation common stock and shall, instead, represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the Acquired Corporation Options except as specified below in this section. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of Acquired Corporation common stock subject to such Acquired Corporation Options multiplied by the Option Exchange Ratio (defined below), provided that no fractions of shares of BancGroup Common Stock shall be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of Acquired Corporation Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or by paying for such fraction in cash, based upon the Market Value. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of Acquired Corporation common stock subject to such options divided by the Option Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done. The Option Exchange Ratio shall be 7.9244 shares of BancGroup Common Stock for each share of Acquired Corporation Stock. It is intended that the assumption by BancGroup of the Acquired Corporation Options shall be undertaken in a manner that will not constitute a “modification” as defined in Section 424 of the Code as to any stock option which is an “incentive stock option.” Schedule 3.1(b) hereto sets forth the names of all persons holding Acquired Corporation Options, the number of shares of Acquired Corporation common stock subject to such options, the exercise price and the expiration date of such options.

(ii)  BancGroup shall file at its expense a registration statement with the SEC on Form S-8 or such other appropriate form (including the Form S-4 to be filed in connection with the Merger) with respect to the shares of BancGroup Common Stock to be issued pursuant to such options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding. Such shares shall also be registered or qualified for sale under the securities laws of any state in which registration or qualification is necessary.

(c)  In lieu of the conversion specified in paragraph (b)(i) of Section 3.1 no later than five days prior to the Effective Date, each holder of outstanding Acquired Corporation Options may provide written notice to Acquired Corporation (in form and substance reasonably satisfactory to BancGroup) that he or she wishes to exchange his or her Acquired Corporation Options, as of the Effective Date, and, to receive an amount of cash in exchange therefore. The amount of cash to be received shall be determined by calculating the difference between (i) the number obtained by multiplying the number of shares of Acquired Corporation Stock issuable pursuant to his or her Acquired Corporation Options times an amount equal to the sum of (a) the Cash Consideration payable with respect to one share of Acquired Corporation Stock and (b) the Market Value of the Stock Consideration payable with respect to one share of Acquired Corporation Stock on the Effective Date less (ii) the number obtained by multiplying the number of shares of Acquired Corporation Stock issuable pursuant to his or her Acquired Corporation Options times the exercise price per share (as determined pursuant to the applicable stock option plan and stock option agreement of the Acquired Corporation). (As an example, pursuant to this formula, if the Market Value is $17.22, the total per share consideration would be $31.6975 plus the product of 5.9433 times

$17.22 (or a total of $134.04) less the exercise price for the share subject to the Acquired Corporation Option). In the event that the exercise prices of all Acquired Corporation Options are not the same, the above calculation shall be made for each series of options. Acquired Corporation shall inform all holders of Acquired Corporation Options as to their ability to exchange their options for cash as described in this Section 3.1(c).

3.2    Surrender of Acquired Corporation Stock.    After the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of Acquired Corporation Stock who is entitled to receive the Merger Consideration shall be entitled, upon surrender to BancGroup’s independent transfer agent of their certificate or certificates representing shares of Acquired Corporation Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as BancGroup may reasonably require and, if BancGroup reasonably requires, a bond of indemnity in form and amount, and issued by such sureties, as BancGroup may reasonably require), to receive in exchange therefore the Cash Consideration and the Stock Consideration, the Stock Consideration being in the form of a certificate or certificates representing the number of whole shares of BancGroup Common Stock into and for which the shares of Acquired Corporation Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Corporation Stock and which is to be converted into the Merger Consideration shall for all purposes evidence the right to receive the Cash Consideration and the ownership of the BancGroup Common Stock into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such BancGroup Common Stock shall be made until the certificates previously representing shares of Acquired Corporation Stock shall have been properly tendered.

3.3    Fractional Shares.    No fractional shares of BancGroup Common Stock shall be issued as part of the Stock Consideration, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share.

3.4    Adjustments.    In the event that prior to the Effective Date BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Acquired Corporation Stock shall be converted as well as the maximum and minimum Market Value amounts set forth in this Agreement.

3.5    BancGroup Stock.    The shares of Common Stock of BancGroup issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

3.6    Dissenting Rights.    Any shareholder of Acquired Corporation who shall not have voted in favor of this Agreement and who has complied with the applicable procedures set forth in the FBCA, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Acquired Corporation Stock. If after the Effective Date a dissenting shareholder of Acquired Corporation fails to perfect, or effectively withdraws or loses his right to appraisal and payment for his shares of Acquired Corporation Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Acquired Corporation Stock is entitled under Section 3.1 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Acquired Corporation Stock held by him or her.

ARTICLE 4

REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

BancGroup represents, warrants and covenants to and with Acquired Corporation as follows:

4.1    Organization.    BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect. BancGroup is duly registered as a financial holding company under the Bank Holding Company Act of 1956, as amended.

4.2    Capital Stock.

(a)  The authorized capital stock of BancGroup consists of (i) 200,000,000 shares of Common Stock, $2.50 par value per share, of which as of September 30, 2003, 124,422,472 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (not counting additional shares subject to issue pursuant to stock option and other plans and convertible debentures), and (ii) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of BancGroup Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation.

(b)  The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Significant Subsidiary (as defined in Section 1-02 of Regulation S-X under the Securities Act of 1933, as amended) is wholly owned, directly or indirectly, by BancGroup.

4.3    Financial Statements; Taxes.    (a) BancGroup has delivered to Acquired Corporation copies of the following financial statements of BancGroup:

(i)  Consolidated balance sheets as of December 31, 2001, December 31, 2002, and September 30, 2003;

(ii)  Consolidated statements of operations for each of the three years ended December 31, 2000, 2001 and 2002, and for the nine months ended September 30, 2003;

(iii)  Consolidated statements of cash flows for each of the three years ended December 31, 2000, 2001 and 2002, and for the nine months ended September 30, 2003; and

(iv)  Consolidated statements of changes in shareholders’ equity for the three years ended December 31, 2000, 2001 and 2002, and for the nine months ended September 30, 2003.

All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated unless otherwise stated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The consolidated statements of operations, cash flows and changes in shareholders’ equity present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of BancGroup for the nine months ended September 30, 2003, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

(b)  All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefore have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

4.4    No Conflict with Other Instrument.    The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

4.5    Absence of Material Adverse Change.    Since the date of the most recent balance sheet provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

4.6    Approval of Agreement.    The board of directors of BancGroup, or its Executive Committee has approved this Agreement and the transactions contemplated by it and has authorized the execution and delivery by BancGroup of this Agreement. This Agreement constitutes the legal, valid and binding obligation of BancGroup, enforceable against it in accordance with its terms. Approval of this Agreement by the stockholders of BancGroup is not required by applicable Law. Subject to the matters referred to in section 8.2, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by section 8.2 will not be granted without the imposition of material conditions or material delays.

4.7    Tax Treatment.    BancGroup has no present plan to sell or otherwise dispose of any of the Assets of Acquired Corporation, subsequent to the Merger, and BancGroup intends to continue the historic business of Acquired Corporation.

4.8    Title and Related Matters.    BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, that are material to the business of BancGroup, reflected in the most recent balance sheet referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

4.9    Subsidiaries.    Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; BancGroup’s banking subsidiary has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted businesses of registered bank holding companies.

4.10    Contracts.    Neither BancGroup nor any of its Subsidiaries is in violation of its respective certificate of incorporation or bylaws or in Default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound.

4.11    Litigation.    Except as disclosed in or reserved for in BancGroup’s financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which is likely to have any Material Adverse Effect or prospective Material Adverse Effect, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented.

4.12    Compliance.    BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in compliance with all federal, state or local Laws applicable to the conduct of their businesses except where non-compliance could be reasonably expected to have a Material Adverse Effect on BancGroup.

4.13    Registration Statement.    At the time the Registration Statement becomes effective and at the time of the Shareholders’ Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by Acquired Corporation or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of Acquired Corporation, its operations, Assets and capital.

4.14    SEC Filings.    (a)  BancGroup has heretofore delivered to Acquired Corporation copies of BancGroup’s: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2002; (ii) 2002 Annual Report to Shareholders; (iii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003 and (iv) any reports on Form 8-K, filed by BancGroup with the SEC since

September 30, 2003. Since December 31, 2001, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act of 2002. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)  The documents to be incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Shareholders’ Meeting.

4.15    Form S-4.    The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

4.16    Brokers.    Except for negotiations with Hovde Financial LLC as referenced in Section 5.18 of this Agreement, all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with Acquired Corporation and without the intervention of any other person, either as a result of any act of BancGroup or otherwise in such manner as to give rights to any valid claim against BancGroup for finders fees, brokerage commissions or other like payments.

4.17    Government Authorization.    BancGroup and its Subsidiaries have all Permits that are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

4.18    Absence of Regulatory Communications.    Neither BancGroup nor any of its Subsidiaries is subject to, or has received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

4.19    Disclosure.    No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by BancGroup, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

ARTICLE 5

REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED CORPORATION

Acquired Corporation represents, warrants and covenants to and with BancGroup, as follows:

5.1    Organization.    Acquired Corporation is a Florida corporation, and each of the Banks is a Florida banking corporation. Each Acquired Corporation Company is duly organized, validly existing and in active status under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification and in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

5.2    Capital Stock.    As of the date of this Agreement, the authorized capital stock of Acquired Corporation consisted of (i) 2,000,000 shares of common stock, $0.10 par value per share, 1,007,840 shares of which are issued and outstanding, and (ii) 2,000,000 shares of preferred stock, $0.10 par value per share, none of which are issued and outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. Acquired Corporation has 93,250 shares of its common stock subject to issuance pursuant to the exercise of stock options under its stock option plans. Except for the foregoing, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock, including the grant or issuance of Acquired Corporation Options.

5.3    Subsidiaries.    Acquired Corporation has no direct Subsidiaries other than the Banks, Premier Exchange Services, Inc. (“PES”), Premier Service Corporation (“PSC”), P.C.B. Bancorp Statutory Trust I (“Trust I), and P.C.B. Bancorp Statutory Trust II (“Trust II”), and there are no Subsidiaries of the Banks. Acquired Corporation owns all of the issued and outstanding capital stock of each of PES, PSC and the Banks, and all of the Floating Rate Common Securities of Trust I and Trust II, free and clear of any liens, claims or encumbrances of any kind. All of the issued and outstanding shares of capital stock of each of PES, PSC and the Banks, and all of the Floating Rate Common Securities of Trust I and Trust II, have been validly issued and are fully paid and non-assessable. As of the date of this Agreement, there were (i) 400,031 shares of common stock, par value $8.00 per share, authorized and 400,031 shares outstanding of Premier Community Bank of Florida, (ii) 1,000,000 shares of common stock, par value $2.00 per share, authorized and 1,000,000 shares outstanding of Premier Community Bank, (iii) 2,500,000 shares of common stock, par value $1.00 per share, authorized and 2,500,000 shares outstanding of Premier Community Bank of Southwest Florida (iv) 8,200,000 shares of common stock, par value $1.00 per share, authorized and 3,728,121 shares outstanding of Premier Community Bank of South Florida, (v) 10,000 shares of common stock, par value $0.001 per share, authorized and 10,000 shares outstanding of PES, (vi) 10,000 shares of common stock, par value, $0.01 per share, authorized and 10,000 outstanding of PSC, (vii) 310 Floating Rate Common Securities of Trust I authorized and outstanding, and (viii) 155 Floating Rate Common Securities of Trust II authorized and outstanding, all of which are wholly owned by Acquired Corporation. Other than their common stock, none of the Banks have any other form of stock authorized or outstanding. None of the Banks have any arrangements or commitments obligating any of them to issue shares of any of their capital stock or any securities convertible into or having the right to purchase shares of any of their capital stock.

5.4    Financial Statements; Taxes    (a)  Acquired Corporation has delivered to BancGroup copies of the following financial statements of Acquired Corporation:

(i)  Consolidated balance sheets as of December 31, 2001, December 31, 2002 and September 30, 2003;

(ii)  Consolidated statements of income for each of the three years ended December 31, 2000, 2001 and 2002, and for the nine months ended September 30, 2003;

(iii)  Consolidated statements of cash flows for each of the three years ended December 31, 2000, 2001, and 2002,; and

(iv)  Consolidated statements of changes in shareholders’ equity for the three years ended December 31, 2000, 2001 and 2002, and for the nine months ended September 30, 2003.

All of the foregoing financial statements are in all material respects in accordance with the books and records of Acquired Corporation and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of

Acquired Corporation. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), Acquired Corporation did not have, as of the date of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of income, shareholders’ equity and cash flows present fairly the results of operation, changes in shareholders’ equity and cash flows of Acquired Corporation for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of Acquired Corporation for the nine months ended September 30, 2003, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

(b)  Except as set forth on Schedule 5.4(b), all Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefore have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

(c)  Each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each Acquired Corporation Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

5.5    Absence of Certain Changes or Events.    Except as set forth on Schedule 5.5, since the date of the most recent balance sheet provided under section 5.4(a)(i) above, no Acquired Corporation Company has

(a)  issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing Acquired Corporation Options and shares issued as director’s qualifying shares;

(b)  borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

(c)  paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

(d)  declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities; provided, however, that Acquired Corporation may pay one cash dividend of no more than $0.50 per share prior to the Effective Date, and if, and only if, the Effective Date has not occurred by July 31, 2004, then Acquired Corporation may pay an additional cash dividend of no more than $1.10 per share;

(e)  except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

(f)  except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

(g)  suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole;

(h)  except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

(i)  except in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

(j)  except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

(k)  received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect;

(l)  failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

(m)  entered into any other material transaction other than in the ordinary course of business; or

(n)  agreed in writing, or otherwise, to take any action described in clauses (a) through (m) above.

Between the date hereof and the Effective Date, no Acquired Corporation Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (n) of this section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Corporation Company will enter into or amend any material Contract, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of BancGroup.

5.6    Title and Related Matters.

(a)  Title.    Each Acquired Corporation Company has good and marketable title to all the properties, interest in properties and Assets, real and personal, that are material to the business of such Acquired Corporation Company, reflected in the most recent balance sheet referred to in section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Acquired Corporation, the material structures and equipment of each Acquired Corporation Company comply in all material respects with the requirements of all applicable Laws.

(b)  Leases.    Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by any Acquired Corporation Company, either as lessor or lessee. Complete and accurate copies of all such leases have been attached to such Schedule.

(c)  Personal Property.    Schedule 5.6(c) sets forth a depreciation schedule of each Acquired Corporation Company’s fixed Assets as of November 30, 2003.

(d)  Computer Hardware and Software.    Schedule 5.6(d) contains a description of all agreements which provide for the payment of more than $25,000 per year by any Acquired Corporation Company relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company. Acquired Corporation is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been attached to Schedule 5.6(d).

5.7    Commitments.    Except as set forth in Schedule 5.7, no Acquired Corporation Company is a party to any oral or written (i) Contract for the employment of any officer or employee which is not terminable on 30 days’ (or less) notice, (ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement, (iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such Acquired Corporation Company other than (a) Federal Home Loan Bank agreements and repurchase agreements entered into in the ordinary course of business or (b) agreements with Federal Reserve Banks relating to overnight borrowings from correspondent banks, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar material Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such Acquired Corporation Company, other than loan agreements made in the normal course of business and not in violation of Regulation O, (viii) any contract that is not terminable within ninety (90) days which provides for the payment of more than $25,000 per year by any Acquired Corporation Company or (ix) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been attached to Schedule 5.7.

5.8    Charter and Bylaws.    Schedule 5.8 contains true and correct copies of the articles of incorporation and bylaws of each Acquired Corporation Company other than Trust I and Trust II, including all amendments thereto, as currently in effect. Schedule 5.7 contains true and correct copies of the declaration of trust and certificate of trust of each of Trust I and Trust II, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation, bylaws or certificates of trust prior to the Effective Date, without the prior written consent of BancGroup.

5.9    Litigation.    Other than as set forth on Schedule 5.9 or with regard to the Banks’ collection of loans in the normal course of business, there is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or affecting any Acquired Corporation Company (nor does Acquired Corporation have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on Acquired Corporation, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Acquired Corporation. To the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on Acquired Corporation.

5.10    Material Contract Defaults.    Except as disclosed on Schedule 5.10, no Acquired Corporation Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of Acquired Corporation, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

5.11    No Conflict with Other Instrument.    Except as disclosed on Schedule 5.11, the consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which any Acquired Corporation Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Corporation Company.

5.12    Governmental Authorization.    Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are or will be legally required to enable any Acquired Corporation Company to conduct its business in all material respects as now conducted by each Acquired Corporation Company.

5.13    Absence of Regulatory Communications.    Except as provided in Schedule 5.13, no Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

5.14    Absence of Material Adverse Change.    To the Knowledge of Acquired Corporation, since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on Acquired Corporation.

5.15    Insurance.    Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company. No Acquired Corporation Company is liable for any material retroactive premium adjustment. To the Knowledge of Acquired Corporation, all insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Corporation Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for, and nothing has come to its attention which would lead it to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. To the Knowledge of Acquired Corporation, all policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Date.

5.16    Pension and Employee Benefit Plans.

(a)  To the Knowledge of Acquired Corporation, all employee benefit plans of each Acquired Corporation Company have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16, no Acquired Corporation Company sponsors or otherwise maintains a “pension plan” within the meaning of section 3(2) of ERISA or any other retirement plan other than the Section 401K plan of Acquired Corporation that is intended to qualify under section 401 of the Code, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Corporation, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a “prohibited transaction,” as defined in section 4975 of the Code, which may have a Material Adverse Effect.

(b)  To the Knowledge of Acquired Corporation, no amounts payable to any employee of any Acquired Corporation Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder.

5.17    Buy-Sell Agreements.    To the Knowledge of Acquired Corporation, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Acquired Corporation, any similar agreement or any voting agreement or voting trust in respect of any such shares.

5.18    Brokers.    Except for services provided to Acquired Corporation by Hovde Financial LLC, all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with BancGroup and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder’s fee, brokerage commission or other like payment. The general terms and the exact fee which will be paid to Hovde Financial LLC by Acquired Corporation at or prior to the Effective Date is described in Schedule 5.18.

5.19    Approval of Agreements.    The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. Subject to the matters referred to in section 8.2, Acquired Corporation has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Corporation approving the Merger, Acquired Corporation shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

5.20    Disclosure.    No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by Acquired Corporation, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

5.21    Registration Statement.    At the time the Registration Statement becomes effective and at the time of the Shareholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Acquired Corporation, its Assets, properties, operations, capital stock and other information furnished in writing by Acquired Corporation or its representatives expressly for inclusion in the Proxy Statement.

5.22    Loans; Adequacy of Allowance for Loan Losses.    All reserves for loan losses shown on the most recent financial statements furnished by Acquired Corporation have been calculated in accordance with prudent and customary banking practices and are reasonably adequate in all material respects to reflect the risk inherent in the loans of Acquired Corporation. Acquired Corporation has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. To the Knowledge of Acquired Corporation, each loan reflected as an Asset on the financial statements of Acquired Corporation is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors’ rights generally and to general equitable principles and complies in all material respects with all Laws to which it is subject. Acquired Corporation does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22,

Acquired Corporation has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.

5.23    Environmental Matters.    Except as provided in Schedule 5.23, to the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the “Environmental Laws”), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. Except as disclosed on Schedule 5.23, to the Knowledge of Acquired Corporation, with respect to Assets of any Acquired Corporation Company, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed, except for such that, individually or in the aggregate, will not have a Material Adverse Effect; (ii) no owned or leased property is contaminated with or contains any hazardous substance or waste, except for such that, individually or in the aggregate, will not have a Material Adverse Effect; and (iii) there are no underground storage tanks on any Loan Property or on any premises owned or leased by any Acquired Corporation Company. Moreover, to the Knowledge of Acquired Corporation, no Acquired Corporation Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which has not been obtained.

5.24    Collective Bargaining.    There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any Acquired Corporation Company’s employees and none of said employees are represented by any union or labor organization.

5.25    Labor Disputes.    To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. There have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

5.26    Derivative Contracts.    No Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Corporation’s financial statements delivered under Section 5.4 hereof which is a financial derivative contract (including various combinations thereof).

ARTICLE 6

ADDITIONAL COVENANTS

6.1    Additional Covenants of BancGroup.    BancGroup covenants to and with Acquired Corporation as follows:

(a)  Registration Statement and Other Filings. As soon as reasonably practicable after the execution of this Agreement, BancGroup shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to Acquired Corporation and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use commercially reasonable efforts to prepare all necessary filings with any

Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable after the filing thereof and take any action required to be taken under other applicable securities Laws in connection with the issuance of the shares of BancGroup Common Stock upon consummation of the Merger. Copies of all such filings shall be furnished in advance to Acquired Corporation and its counsel.

(b)  Blue Sky Permits.    BancGroup shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or “blue sky” Permits and approvals required to carry out the transactions contemplated by this Agreement.

(c)  Financial Statements.    BancGroup shall furnish to Acquired Corporation:

(i)  As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

(ii)  Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

(iii)  As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

(iv)  With reasonable promptness, such additional financial data as Acquired Corporation may reasonably request.

(d)  No Control of Acquired Corporation by BancGroup.    Notwithstanding any other provision hereof, until the Effective Date, the authority to operate the Acquired Corporation and the Banks and establish and implement the business policies of Acquired Corporation and the Banks shall continue to reside solely in Acquired Corporation’s and Banks’ officers and boards of directors.

(e)  Listing.    Prior to the Effective Date, BancGroup shall use its reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

(f)  Employee Benefit Matters.    On the Effective Date, all employees of any Acquired Corporation Company shall, at BancGroup’s option, either become employees of the Resulting Corporation or its Subsidiaries. BancGroup and its Subsidiaries, in their sole discretion, may retain such employees or terminate such employees, provided that with respect to any employee who is terminated by BancGroup within six months after the Effective Date (other than an employee who is party to an employment or severance agreement with BancGroup), BancGroup shall provide to such employee the severance benefits to which such employee would have been entitled under the severance policies of Acquired Corporation if such severance benefits are greater than those that would be provided under the severance policies of BancGroup, subject to a maximum amount of severance benefits payable to such employees (excluding employees who are party to an employment or severance agreement with BancGroup) equal to $175,000. Any such employee terminated after such limit has been reached, will be entitled to severance benefits in accordance with Colonial Bank, N.A.’s severance policy as of the date of this Agreement. All employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law, to participate in all benefit plans of Colonial Bank, N.A., including retirement plans, to the same extent as Colonial Bank, N.A. employees, except as stated otherwise in this section. Employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be allowed to participate as of the Effective Date in the medical and dental benefits plan of Colonial

Bank, N.A. as new employees of Colonial Bank, N.A., and the time of employment of such employees who are employed at least 30 hours per week with any Acquired Corporation Company as of the Effective Date shall be counted as employment under such dental and medical plans of Colonial Bank, N.A. for purposes of calculating any 30 day waiting period and pre-existing condition limitations. Except with respect to BancGroup’s retirement plan, to the extent permitted by applicable Law, the period of service with the appropriate Acquired Corporation Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized for vesting and eligibility. With regard to BancGroup’s retirement plan, such employee shall be treated as if hired by Colonial Bank, N.A. as of the Effective Date. In addition, if the Effective Date falls within an annual period of coverage under the medical plan of the Resulting Corporation and its Subsidiaries, each such Acquired Corporation Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Corporation Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Resulting Corporation and its Subsidiaries. The obligations of BancGroup under this Section 6.1(f) are intended to be enforceable against BancGroup directly by the employees of the Acquired Corporation Companies on the Effective Date and shall be binding on all respective successors and assigns of BancGroup.

(g)  BancGroup will take no action that would prevent or impede the merger from qualifying as a tax-free reorganization within the meaning of Section 368 of the Code.

(h)  Indemnification.    (i)  Subject to the conditions set forth in the succeeding paragraphs, for claims made in a period of six years after the Effective Date BancGroup shall, and shall cause Colonial Bank, N.A. to, indemnify, defend and hold harmless each director and officer from the Acquired Corporation (each being an “Indemnified Party”) against all Liabilities arising out of actions or omissions occurring upon or prior to the Effective Date (including without limitation the transactions contemplated by this Agreement) to the extent permitted under the articles of incorporation and bylaws of Acquired Corporation and Section 607.0850 of the FBCA and other applicable Laws.

(ii)  BancGroup shall use commercially reasonable efforts to cause the individuals serving as officers and directors of the Acquired Corporation Companies on the Effective Date to be covered for a period of at least three years from the Effective Date by the directors’ and officers’ liability insurance policy maintained by Acquired Corporation (provided that BancGroup may substitute therefore policies of at least the same coverage and amounts containing terms and conditions that are not materially less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Date that were committed by such officers and directors in their capacity as such.

(iii)  Any Indemnified Party wishing to claim indemnification under this subsection (h), upon learning of any such Liability or Litigation, shall promptly notify BancGroup thereof. In the event of any such Litigation (whether arising before or after the Effective Date) (A) BancGroup or Colonial Bank, N.A. shall have the right to assume the defense thereof with counsel reasonably acceptable to such Indemnified Party and, upon assumption of such defense, BancGroup shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BancGroup or Colonial Bank, N.A. elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between BancGroup and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and BancGroup or Colonial Bank, N.A. shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that BancGroup shall be obligated pursuant to this subsection to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (B) the Indemnified Parties will cooperate in the defense of any such Litigation; and (C) BancGroup shall not be liable for any settlement effected without its prior consent; and provided further that BancGroup and Colonial Bank, N.A. shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(iv)  In consideration of and as a condition precedent to the effectiveness of the indemnification obligations provided by BancGroup in this section to a director or officer of the Acquired Corporation, such director or officer of the Acquired Corporation shall have delivered to BancGroup on or prior to the Effective Date a letter in form reasonably satisfactory to BancGroup concerning claims such directors or officers may have against Acquired Corporation. In the letter, the directors or officers shall: (A) acknowledge the assumption by BancGroup as of the Effective Date of all Liability (to the extent Acquired Corporation is so liable) for claims for indemnification arising under section 6.1(h) hereof; (B) affirm that they do not have nor are they aware of any claims they might have (other than those referred to in the following clause (C)) against Acquired Corporation; (C) identify any claims or any facts or circumstances of which they are aware that could give rise to a claim for indemnification under section 6.1(h)(i) hereof; and (D) release as of the Effective Date any and all claims that they may have against any Acquired Corporation Company other than (W) those referred to in the foregoing clause (C) and disclosed in the letter of the director or officer, (X) claims by third parties which have not yet been asserted against such director or officer (other than claims arising from facts and circumstances of which such director or officer is aware but which are not disclosed in such director or executive officer’s letter), (Y) claims by third parties arising from any transaction contemplated by this Agreement or disclosed in any schedule to this Agreement, and (Z) claims by third parties arising in the ordinary course of business of any Acquired Corporation Company after the date of the letter.

(v)  Acquired Corporation hereby represents and warrants to BancGroup that it has no Knowledge of any claim, pending or threatened, or of any facts or circumstances that could give rise to any obligation by BancGroup to provide the indemnification required by this section 6.1(h) other than as disclosed in the letters of the directors and executive officers referred to in section 6.1(h)(iii) hereof or described in any schedule to this Agreement and claims arising from any transaction contemplated by this Agreement.

(vi)  The obligations of BancGroup under this Section 6.1(h) are intended to be enforceable against BancGroup directly by the Indemnified Parties and shall be binding on all respective successors and assigns of BancGroup.

6.2    Additional Covenants of Acquired Corporation.    Acquired Corporation covenants to and with BancGroup as follows:

(a)  Operations.    Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in a proper and prudent manner and will use its commercially reasonable efforts to maintain its relationships with its depositors, customers and employees. No Acquired Corporation Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will Acquired Corporation permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. Except as provided on Schedule 6.2(a), Acquired Corporation shall cause the Banks to postpone all branch relocation and/or expansion plans prior to the Effective Date or the date of termination pursuant to this Agreement. Acquired Corporation shall contact any person who may be required to execute an undertaking under Section 10.5 hereof to request such undertaking and shall take all such reasonable steps as are necessary to try to obtain such undertaking. Acquired Corporation will take no action that would prevent or impede the Merger from qualifying as a tax-free reorganization within the meaning of Section 368 of the Code.

(b)  Shareholders’ Meeting; Best Efforts.    Acquired Corporation will cooperate with BancGroup in the preparation of the Registration Statement and any regulatory filings and will cause the Shareholders’ Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use commercially reasonable efforts to bring about the transactions contemplated by this Agreement, including shareholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

(c)  Prohibited Negotiations.    (i) Except with respect to this Agreement and the transactions contemplated hereby, no Acquired Corporation Company nor any affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, “Representatives”) retained by an Acquired Corporation Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Acquired Corporation’s Board of Directors as advised by counsel to such Board of Directors, no Acquired Corporation Company or any Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and each Acquired Corporation Company shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but Acquired Corporation may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised in writing by counsel to such Board of Directors. Acquired Corporation shall promptly notify BancGroup orally and in the event that any Acquired Corporation Company receives any inquiry or proposal relating to any such Acquisition Proposal. Acquired Corporation shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than BancGroup conducted heretofore with respect to any of the foregoing.

(ii)  If Acquired Corporation (A) willfully breaches this Agreement and the Merger is not consummated, (B) enters into a letter of intent or definitive agreement regarding an Acquisition Proposal with any third party (other than BancGroup or any of its Subsidiaries) prior to the earlier of (i) the Effective Date or (ii) the termination of this Agreement pursuant to Article 13 hereof, or (C) receives or is the subject of an Acquisition Proposal from a third party (other than BancGroup or its Subsidiaries) prior to the termination of this Agreement pursuant to Article 13 hereof, and within twenty-four (24) months after termination of this Agreement pursuant to Article 13 hereof (other than a termination pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof) an Acquisition Proposal is consummated with such third party, Acquired Corporation covenants and agrees that it shall pay to BancGroup upon written demand at any time (Y) after Acquired Corporation enters into an agreement which is legally binding on Acquired Corporation regarding an Acquisition Proposal or (Z) at any time on or after the date of consummation of such Acquisition Proposal, which ever is the first to occur, the principal sum of $5,000,000. Such payment shall compensate BancGroup for its direct and indirect costs and expenses in connection with the transactions contemplated by this Agreement, including BancGroup’s management time devoted to negotiation and preparation for the Merger and BancGroup’s loss as a result of the Merger not being consummated. The Parties acknowledge and agree that it would be impracticable or extremely difficult to fix the actual damages resulting from the foregoing events and, therefore, the Parties have agreed upon the foregoing payment as liquidated damages which shall not be deemed to be in the nature of a penalty. Other than the payment provided for in this section 6.2(c)(ii) and any Liability for expenses as set forth in Section 15.10 hereof, there shall be no other Liability or obligation on the part of any Acquired Corporation Company or their respective directors or officers resulting from any of the events described in this section 6.2(c)(ii).

(d)  Director Recommendation.    Except to the extent necessary to comply with their fiduciary duties, the members of the Board of Directors of Acquired Corporation agree to support publicly the Merger and to recommend that Acquired Corporation shareholders vote to approve the Merger at any meeting of the shareholders in which the Merger is considered.

(e)  Shareholder Voting.    Acquired Corporation shall on the date of execution of this Agreement obtain and submit to BancGroup an agreement from the shareholders listed on Schedule 6.2(e) substantially in the form set forth in Exhibit A.

(f)  Financial Statements and Monthly Status Reports.    Acquired Corporation shall furnish to BancGroup:

(i)  As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of Acquired Corporation for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Corporation as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

(ii)  Promptly upon receipt thereof, copies of all audit reports submitted to Acquired Corporation by independent auditors in connection with each annual, interim or special audit of the books of Acquired Corporation made by such accountants;

(iii)  As soon a practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as Acquired Corporation may file with the SEC or any other Agency;

(iv)  With reasonable promptness, such additional financial data as BancGroup may reasonably request; and

(v)  Within 10 calendar days after the end of each month (or, if the financial statements referred to in clause (d) below are not then available, as soon as possible thereafter) commencing with the next calendar month following the date of this Agreement and ending at the Effective Date, a written description of (a) any non-compliance with the terms of this Agreement, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable in connection with the transactions contemplated by this Agreement; (b) the status, as of the date of the report, of all existing or threatened litigation against any Acquired Corporation Company; (c) copies of minutes of any meeting of the board of directors of any Acquired Corporation Company and any committee thereof occurring in the month for which such report is made, including all documents presented to the directors at such meetings; and (d) monthly financial statements, including a balance sheet and income statement.

(g)  Fiduciary Duties.    Except as disclosed in Schedule 6.2(g), prior to the Effective Date, Acquired Corporation will use its commercially reasonable efforts so that (i) no director or officer (each an “Executive”) of any Acquired Corporation Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Corporation Company; provided that the ownership of such Executive as an investor of not more than one percent of the outstanding securities of stock of any corporation whose stock is listed for trading on any securities exchange or is quoted on the automated quotation system of the National Association of Securities Dealers, Inc., or the shares of any investment company as defined in Section 3 of the Investment Company Act of 1940, as amended, shall not in itself constitute a violation of Executive’s obligations under this Section 6.2(g); (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Corporation and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Corporation Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Corporation, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Corporation Company or confidential information belonging to third parties which any Acquired Corporation Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Corporation Company.

(h)  Certain Practices.    At the request of BancGroup, (i) Acquired Corporation shall consult with BancGroup and advise BancGroup through Caryn Cope (334-240-5002) or her designee of all of the Banks’ loan requests over $500,000 that are not single-family residential loan requests or of any other loan request outside the normal course of business, and (ii) Acquired Corporation will consult with BancGroup to coordinate various business issues on a basis mutually satisfactory to Acquired Corporation and BancGroup. Acquired Corporation and the Banks shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

(i)  Sale of Subsidiary Bank Charters.    BancGroup contemplates that it may enter into agreements with one or more other financial institutions to undertake a transaction or a series of transactions that would have the effect of transferring one or more of the Banks’ Charters to such other financial institution thus allowing such other financial institution to enter the State of Florida and conduct a banking business (a “Charter Sale”). Such agreements will not become effective until after the Effective Date, and if this Agreement is not consummated, then BancGroup will reimburse Acquired Corporation such reasonable expenses as were incurred in connection with the negotiation and preparation of such agreements and any regulatory applications required to effect any Charter Sale. Acquired Corporation agrees that it will take all commercially reasonable actions to assist BancGroup in such a Charter Sale, including, without limitation, approving such transactions as shareholder of the Banks, causing the Banks to prepare and execute such regulatory applications as may be required and to enter into such merger or other agreements as may be required to effectuate a Charter Sale.

ARTICLE 7

MUTUAL COVENANTS AND AGREEMENTS

7.1    Best Efforts; Cooperation.    Subject to the terms and conditions herein provided, BancGroup and Acquired Corporation each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. Each Party to this Agreement shall use commercially reasonable efforts to cause its respective officers to fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

7.2    Press Release.    Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby. Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

7.3    Mutual Disclosure.    Each Party hereto agrees, upon request from the other Party, to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-4 and S-8 registration statements and similar documents.

7.4    Access to Properties and Records.    Each Party hereto shall afford the officers and authorized representatives of the other Party reasonable access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein.

7.5    Notice of Adverse Changes.    Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

ARTICLE 8

CONDITIONS TO OBLIGATIONS OF ALL PARTIES

The obligations of BancGroup and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

8.1    Approval by Shareholders.    At the Shareholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation as is required by applicable Law and Acquired Corporation’s articles of incorporation and bylaws.

8.2    Regulatory Authority Approval.    (a)  Orders, Consents and approvals, in form and substance reasonably satisfactory to BancGroup and Acquired Corporation, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement, including the possible merger of the Banks with Colonial Bank, N.A., if such merger is desired by Colonial Bank, N.A., as contemplated pursuant to section 2.8 hereof and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of BancGroup would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

(b)  Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 8.2(a) of this Agreement) for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of BancGroup would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

8.3    Litigation.    There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

8.4    Registration Statement.    The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

8.5    Tax Opinion.    An opinion of PricewaterhouseCoopers LLP, shall have been received in form and substance reasonably satisfactory to the Acquired Corporation and BancGroup to the effect that (i) the Merger will constitute a “reorganization” within the meaning of section 368 of the Code; (ii) no gain or loss will be recognized by BancGroup or Acquired Corporation; (iii) no gain or loss will be recognized by the shareholders of Acquired Corporation who receive shares of BancGroup Common Stock except to the extent of any taxable “boot” received by such persons from BancGroup, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Acquired Corporation common stock exchanged therefore if such shares of Acquired Corporation common stock were capital assets in the hands of the exchanging Acquired Corporation shareholder; and (vi) cash received by an Acquired Corporation shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation common stock was a capital asset in his or her hands as of the Effective Date). If PricewaterhouseCoopers LLP informs BancGroup that it cannot provide such an opinion, then it will provide the reasons why it cannot in writing to BancGroup and to Acquired Corporation.

ARTICLE 9

CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION

The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Corporation may waive such conditions in writing:

9.1    Representations, Warranties and Covenants.    Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date (except for representations and warranties made as of a specific date or time, which shall be true in all material respects only as of such date or time), and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

9.2    Adverse Changes.    There shall have been no changes after the date of the most recent balance sheet provided under section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of BancGroup which would impair the rights of Acquired Corporation or its shareholders pursuant to this Agreement.

9.3    Closing Certificate.    In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or an Executive Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

(a)  the Board of Directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

(b)  each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

(c)  the certificate of incorporation and bylaws of BancGroup referenced in section 4.4 hereof remain in full force and effect;

(d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

(e) to such persons’ knowledge, the Proxy Statement delivered to Acquired Corporation’s shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information provided by Acquired Corporation for inclusion in such Proxy Statement); and

(f) each of the representations and warranties of BancGroup made in Article 4 of the Agreement (other than any of such representations and warranties which speak as of a date prior to the date hereof) are true in all material respects as of the date hereof, and the conditions set forth in this Article 9 of the Agreement insofar as they relate to BancGroup have been satisfied.

9.4    Opinion of Counsel.    Acquired Corporation shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, substantially in the form set forth in Exhibit B hereto.

9.5    NYSE Listing.    The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

9.6    Other Matters.    There shall have been furnished to such counsel for Acquired Corporation certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose.

9.7    Material Events.    There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

9.8    Fairness Opinion.    Acquired Corporation shall have received from Hovde Financial LLC a letter, dated as of the date of this Agreement, setting forth its opinion that the Merger Consideration to be received by the shareholders of Acquired Corporation under the terms of this Agreement is fair to them from a financial point of view.

ARTICLE 10

CONDITIONS TO OBLIGATIONS OF BANCGROUP

The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as BancGroup may waive such conditions in writing:

10.1    Representations, Warranties and Covenants.    Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date (except for representations and warranties made as of a specific date or time, which shall be true in all material respects only as of such date or time), and Acquired Corporation shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

10.2    Adverse Changes.    There shall have been no changes after the date of the most recent balance sheet provided under section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Acquired Corporation which constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of Acquired Corporation which would impair BancGroup’s rights pursuant to this Agreement.

10.3    Closing Certificate.    In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from Acquired Corporation executed by the President or Vice President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

(a)  the Board of Directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

(b)  the shareholders of Acquired Corporation have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

(c)  each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

(d)  the articles of incorporation and bylaws of Acquired Corporation and the Banks referenced in section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof;

(e)  to such persons’ knowledge, the Proxy Statement delivered to Acquired Corporation’s shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information provided by Acquired Corporation for inclusion in such Proxy Statement); and

(f)  each of the representations and warranties of Acquired Corporation and the Banks made in Articles 5 of the Agreement (other than any of such representations and warranties which speak as of a date prior to the date hereof) are true in all material respects as of the date hereof, and the conditions set forth in this Article 10 of the Agreement insofar as they relate to Acquired Corporation and the Banks have been satisfied.

10.4    Opinion of Counsel.    BancGroup shall have received an opinion of Shumaker, Loop & Kendrick, LLP, counsel to Acquired Corporation, dated as of the Closing, substantially as set forth in Exhibit C hereto.

10.5    Controlling Shareholders.    Each shareholder of Acquired Corporation who may be an “affiliate” of Acquired Corporation, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a “distribution” (within the meaning of Rule 145) of the Common Stock which he receives upon the Effective Date and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder. Acquired Corporation recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend evidencing the agreement described above.

10.6    Other Matters.    There shall have been furnished to counsel for BancGroup certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

10.7    Dissenters.    The number of shares as to which shareholders of Acquired Corporation have exercised dissenters rights of appraisal under section 3.6 does not exceed 10% of the outstanding shares of common stock of Acquired Corporation.

10.8    Material Events.    There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

10.9    Landlord’s Consents.    BancGroup shall have received any required consents from any landlords to any property leased by any Acquired Corporation Company.

10.10    Regulatory Examination.    There shall not have been a material adverse finding made by the Florida Department of Banking and Finance or the FDIC in their ongoing examination of the Banks.

ARTICLE 11

TERMINATION OF REPRESENTATIONS AND WARRANTIES

All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that the last sentence of Section 7.4, and Sections 6.2(c)(ii), 7.2, 13.3, Article 11, Article 12, Article 15, any applicable definitions of Article 14 and the Confidentiality Agreements shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

ARTICLE 12

NOTICES

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

(a)  If to Acquired Corporation to Paul V. Mellini, P.C.B. Bancorp, Inc., 5830 142nd Avenue North, Clearwater, Florida 33760, facsimile (727) 373-1931, telephone (727) 669-2979 with copies to Gregory C. Yadley, Esq., Shumaker, Loop & Kendrick, LLP, 101 East Kennedy Blvd., Tampa, Florida 33602, facsimile (813) 229-1660, telephone (813) 229-7600, or as may otherwise be specified by Acquired Corporation in writing to BancGroup.

(b)  If to BancGroup, to W. Flake Oakley, One Commerce Street, Suite 803, Montgomery, Alabama, 36104, facsimile (334) 240-5069, with copies to William A. McCrary, Esquire, One Commerce Street, fifth floor, Montgomery, Alabama 36104, facsimile (334) 240-5069, and Hugh C. Nickson, III, Esq., Miller, Hamilton, Snider & Odom, L.L.C., One Commerce Street, Suite 305, Montgomery, Alabama 36104, facsimile (334) 265-4533, or as may otherwise be specified in writing by BancGroup to Acquired Corporation.

ARTICLE 13

AMENDMENT OR TERMINATION

13.1    Amendment.    This Agreement may be amended by the mutual consent of BancGroup and Acquired Corporation before or after approval of the transactions contemplated herein by the shareholders of Acquired Corporation.

13.2    Termination.    This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Acquired Corporation, as follows:

(a)  by the mutual consent of the respective boards of directors of Acquired Corporation and BancGroup;

(b)  by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of Acquired Corporation;

(c)  by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Corporation or Article 10 as to BancGroup shall not have been satisfied in full or waived; or

(d)  by the board of directors of either BancGroup or Acquired Corporation if all transactions contemplated by this Agreement shall not have been consummated on or prior to September 30, 2004, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 13.2(d).

(e)  without further action by either Party, upon the execution by Acquired Corporation of an agreement which is legally binding on Acquired Corporation with any third party (other than BancGroup or its Subsidiaries) with respect to an Acquisition Proposal if, in connection therewith, BancGroup will have the right to demand the payment of the sum described in section 6.2(c)(ii) by the Acquired Corporation.

13.3    Damages.    In the event of termination pursuant to section 13.2, this Agreement shall become void and have no effect other than as set forth in section 6.2(c)(ii) and except as provided in Article 11, and except that Acquired Corporation and BancGroup shall be liable for damages for any willful breach of a warranty, representation, covenant or other agreement contained in this Agreement.

ARTICLE 14

DEFINITIONS

(a)  The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation	P.C.B. Bancorp, Inc., a Florida corporation.

Acquired Corporation Company

Shall mean Acquired Corporation, the Banks, any Subsidiary of Acquired Corporation or the Banks, or any person or entity acquired as a Subsidiary of Acquired Corporation or the Banks in the future and owned by Acquired Corporation or the Banks at the Effective Date.

Acquired Corporation Options	Options respecting the issuance of a maximum of 93,250 shares of Acquired Corporation common stock pursuant to Acquired Corporation’s stock option plans.

Acquired Corporation Stock	Shares of common stock, par value $0.10 per share, of Acquired Corporation.

Acquisition Proposal

Shall mean, with respect to a Party, any tender offer or exchange offer or any proposal for a merger, acquisition of all of the stock or assets of, or other business combination, including without limitation, an informal expression of interest with regard to any of the foregoing, involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or substantial portion of the assets of, such Party or any of its Subsidiaries.

Agencies

Shall mean, collectively, the Federal Trade Commission, the United States Department of Justice, the Board of the Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of Thrift Supervision, all state regulatory agencies having jurisdiction over the Parties and their respective Subsidiaries, HUD, the VA, the FHA, the GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement	Shall mean this Agreement and Plan of Merger and the Exhibits and Schedules delivered pursuant hereto and incorporated herein by reference.

Assets

Of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

BancGroup	The Colonial BancGroup, Inc., a Delaware corporation with its principal offices in Montgomery, Alabama.

Banks

Premier Community Bank of Florida, a Florida banking corporation, Premier Community Bank, a Florida banking corporation, Premier Community Bank of Southwest Florida, a Florida banking corporation and Premier Community Bank of South Florida, a Florida banking corporation.

Cash Consideration	The right to receive a cash payment of $31.6975 for each share of Acquired Corporation Stock (and cash for fractional shares) as provided in section 3.1(a) hereof.

Closing	The submission of the certificates of officers, legal opinions and other actions required to be taken in order to consummate the Merger in accordance with this Agreement.

Code	The Internal Revenue Code of 1986, as amended.

Common Stock	BancGroup’s Common Stock authorized and defined in the restated certificate of incorporation of BancGroup, as amended.

Confidentiality Agreements	Confidentiality Agreements executed by BancGroup and Hovde Financial LLC, on its own behalf and as agent for Acquired Corporation on or around October 20, 2003 and December 19, 2003.

Consent	Any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract

Any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default

Shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any Liability under, any Contract, Order or Permit.

DGCL	The Delaware General Corporation Law.

Effective Date	Means the date and time at which the Merger becomes effective as defined in section 2.7 hereof.

Environmental Laws	Means the laws, regulations and governmental requirements referred to in section 5.23 hereof.

ERISA	The Employee Retirement Income Security Act of 1974, as amended.

Exchange Ratio	The appropriate ratio calculated in the manner set forth in Section 3.1(a).

Exhibits

A through C, inclusive, shall mean the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

FBCA	Florida Business Corporation Act

GAAP	Means generally accepted accounting principles applicable to banks and bank holding companies consistently applied during the periods involved.

Knowledge

Means the actual knowledge (or the knowledge that should have been obtained) after due investigation and inquiry by the Chairman, President, Chief Financial Officer, Chief Operating Officer, General Counsel or any Senior or Executive Vice President of BancGroup, in the case of knowledge of BancGroup. In the case of Acquired Corporation it means the actual knowledge (or the knowledge that should have been obtained) after due investigation and inquiry by the Chairman, President, Chief Financial Officer, Chief Credit Officer, or any other Executive Officer of Acquired Corporation or the Banks, in the case of knowledge of Acquired Corporation.

Law

Any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities or business, including, without limitation, those promulgated, interpreted or enforced by any Agency.

Liability

Any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including, without limitation, costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien

Any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other Liens incurred in the ordinary course of the banking business, (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof, and (iv) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on a Party.

Litigation

Any action, arbitration, complaint, criminal prosecution, governmental or other examination or investigation, hearing, inquiry, administrative or other proceeding but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities, relating to or affecting a Party, its business, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement.

Loan Property

Any property owned by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss

Any and all direct or indirect payments, obligations, recoveries, deficiencies, fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys’ fees and expenses, and consultant’s fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

Market Value

Shall represent the per share market value of the BancGroup Common Stock at the Effective Date and shall be determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten (10) consecutive trading days ending on the trading day five trading days preceding the Effective Date.

material

For purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

Material Adverse Effect

On a Party shall mean an event, change or occurrence which has a material adverse impact on (i) the financial position, Assets, business, or results of operations of such Party and its Subsidiaries, taken as a whole, or (ii) the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided that “material adverse effect” shall not be deemed to include the impact of (v) changes in interest rates in the United States, (w) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (x) changes in generally accepted accounting principles or regulatory accounting principles generally applicable to banks and their holding companies, (y) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties, including but not limited to costs and expenses incurred, accrued and to be incurred, in connection with the transaction, such as employee severance costs, investment bankers’, attorneys’ and accountants’ fees.

Merger	The merger of Acquired Corporation with BancGroup as contemplated in this Agreement.

Merger Consideration	The Cash Consideration combined with the Stock Consideration as provided in Section 3.1(a).

Net Income	Net income as calculated in accordance with GAAP.

NYSE	The New York Stock Exchange.

Order

Any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party	Shall mean Acquired Corporation or BancGroup, and “Parties” shall mean both Acquired Corporation and BancGroup.

Permit

Any federal, state, local, and foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person

A natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement

The proxy statement used by Acquired Corporation to solicit the approval of its shareholders of the transactions contemplated by this Agreement, which shall include the prospectus of BancGroup relating to the issuance of the BancGroup Common Stock to the shareholders of Acquired Corporation.

Registration Statement	The registration statement on Form S-4, or such other appropriate form, to be filed with the SEC by BancGroup, and which has been agreed to by Acquired Corporation, to register the shares of BancGroup Common Stock offered to shareholders of Acquired Corporation pursuant to this Agreement, including the Proxy Statement.

Resulting Corporation	BancGroup, as the surviving corporation resulting from the Merger.

SEC	United States Securities and Exchange Commission.

Shareholders Meeting	The special meeting of shareholders of Acquired Corporation called to approve the transactions contemplated by this Agreement.

Significant Subsidiaries	Shall have the same definition as it does in Section 1-02 of Regulation S-X under the Securities Act of 1933, as amended.

Stock Consideration	The right to receive 5.9433 shares of BancGroup Common Stock for each share of Acquired Corporation Stock (and cash for fractional shares) as provided in sections 3.1(a) and 3.3 hereof.

Subsidiaries

Shall mean all those corporations, banks, associations, or other entities of which the entity in question owns or controls 5% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent; provided, however, there shall not be included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes	Means any federal, state, county, local, foreign, and other taxes, assessments, charges, fares, and impositions, including interest and penalties thereon or with respect thereto.

1933 Act	The Securities Act of 1933, as amended.

1934 Act	The Securities Exchange Act of 1934, as amended.

ARTICLE 15

MISCELLANEOUS

15.1    Expenses.    (a)  Except as otherwise provided in this Section 15.1, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that BancGroup shall bear and pay the filing fees payable in connection with the Registration Statement and printing and mailing costs incurred in connection with the printing and mailing of the Registration Statement.

(b)  Nothing contained in this Section 15.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

15.2    Benefit and Assignment.    Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns, and such other persons or parties as may be expressly provided herein.

15.3    Governing Law.    Except to the extent the Laws of the State of Delaware and the State of Florida apply to the Merger, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Alabama without regard to any conflict of Laws.

15.4    Counterparts.    This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

15.5    Headings.    The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

15.6    Severability.    Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation, except if such omitted term or provision would so materially adversely impact the economic benefits of the transaction to a Party as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

15.7    Construction.    Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party’s counsel has drafted any portion of this Agreement.

15.8    Return of Information.    In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

15.9    Equitable Remedies.    The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

15.10    Attorneys’ Fees.    If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

15.11    No Waiver.    No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

15.12    Remedies Cumulative.    All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

15.13    Entire Contract.    This Agreement, the Confidentiality Agreements and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

IN WITNESS WHEREOF, Acquired Corporation and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

ATTEST:	P.C.B. BANCORP, INC.

/s/ JAMES T. AYERS	/s/ PAUL V. MELLINI
By: James T. Ayers	By: Paul V. Mellini
Its: Secretary	Its: President and Chief Executive Officer

(CORPORATE SEAL)

ATTEST:	THE COLONIAL BANCGROUP, INC.

/s/ WILLIAM A. MCCRARY	/s/ W. FLAKE OAKLEY
By: William A. McCrary	By: W. Flake Oakley
Its: Secretary	Its: President

(CORPORATE SEAL)

APPENDIX B

FLORIDA BUSINESS CORPORATION ACT

APPRAISAL RIGHTS STATUTES

607.1301    APPRAISAL RIGHTS; DEFINITIONS.—The following definitions apply to ss. 607.1302-607.1333:

(1)  “Affiliate” means a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of s. 607.1302(2)(d), a person is deemed to be an affiliate of its senior executives.

(2)  “Beneficial shareholder” means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.

(3)  “Corporation” means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in ss. 607.1322-607.1333, includes the surviving entity in a merger.

(4)  “Fair value” means the value of the corporation’s shares determined:

(a)  Immediately before the effectuation of the corporate action to which the shareholder objects.

(b)  Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable to the corporation and its remaining shareholders.

(5)  “Interest” means interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(6)  “Preferred shares” means a class or series of shares the holders of which have preference over any other class or series with respect to distributions.

(7)  “Record shareholder” means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(8)  “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.

(9)  “Shareholder” means both a record shareholder and a beneficial shareholder.

History.—s. 118, ch. 89-154; s. 21, ch. 2003-283.

607.1302    RIGHT OF SHAREHOLDERS TO APPRAISAL.—(1)  A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:

(a)  Consummation of a merger to which the corporation is a party if shareholder approval is required for the merger by s. 607.1103 and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary and the merger is governed by s. 607.1104;

(b)  Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired if the shareholder is entitled to vote on the exchange, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

(c)  Consummation of a disposition of assets pursuant to s. 607.1202 if the shareholder is entitled to vote on the disposition, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(d)  Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors, except that no bylaw or board resolution providing for appraisal rights may be amended or otherwise altered except by shareholder approval; or

(e)  With regard to shares issued prior to October 1, 2003, any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1.  Altering or abolishing any preemptive rights attached to any of his or her shares;

2.  Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3.  Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder’s voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4.  Reducing the stated redemption price of any of the shareholder’s redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5.  Making noncumulative, in whole or in part, dividends of any of the shareholder’s preferred shares which had theretofore been cumulative;

6.  Reducing the stated dividend preference of any of the shareholder’s preferred shares; or

7.  Reducing any stated preferential amount payable on any of the shareholder’s preferred shares upon voluntary or involuntary liquidation.

(2)  Notwithstanding subsection (1), the availability of appraisal rights under paragraphs (1)(a), (b), (c), and (d) shall be limited in accordance with the following provisions:

(a)  Appraisal rights shall not be available for the holders of shares of any class or series of shares which is:

1.  Listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.; or

2.  Not so listed or designated, but has at least 2,000 shareholders and the outstanding shares of such class or series have a market value of at least $10 million, exclusive of the value of such shares held by its subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10 percent of such shares.

(b)  The applicability of paragraph (a) shall be determined as of:

1.  The record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

2.  If there will be no meeting of shareholders, the close of business on the day on which the board of directors adopts the resolution recommending such corporate action.

(c)  Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (a) at the time the corporate action becomes effective.

(d)  Paragraph (a) shall not be applicable and appraisal rights shall be available pursuant to subsection (1) for the holders of any class or series of shares if:

1.  Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to the corporate action by a person, or by an affiliate of a person, who:

a.  Is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, the beneficial owner of 20 percent or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if such offer was made within 1 year prior to the corporate action requiring appraisal rights for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action; or

b.  Directly or indirectly has, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporation of the corporate action requiring appraisal rights had, the power, contractually or otherwise, to cause the appointment or election of 25 percent or more of the directors to the board of directors of the corporation; or

2.  Any of the shares or assets of the corporation are being acquired or converted, whether by merger, share exchange, or otherwise, pursuant to such corporate action by a person, or by an affiliate of a person, who is, or at any time in the 1-year period immediately preceding approval by the board of directors of the corporate action requiring appraisal rights was, a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

a.  Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

b.  Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in s. 607.0832; or

c.  In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

(e)  For the purposes of paragraph (d) only, the term “beneficial owner” means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares, provided that a member of a national securities exchange shall not be deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because such member is the recordholder of such securities if the member is precluded by the rules of such exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby shall be deemed to have acquired beneficial ownership, as of the date of such agreement, of all voting shares of the corporation beneficially owned by any member of the group.

(3)  Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within 1 year of that date if such action would otherwise afford appraisal rights.

(4)  A shareholder entitled to appraisal rights under this chapter may not challenge a completed corporate action for which appraisal rights are available unless such corporate action:

(a)  Was not effectuated in accordance with the applicable provisions of this section or the corporation’s articles of incorporation, bylaws, or board of directors’ resolution authorizing the corporate action; or

(b)  Was procured as a result of fraud or material misrepresentation.

History.—s. 119, ch. 89-154; s. 5, ch. 94-327; s. 31, ch. 97-102; s. 22, ch. 2003-283.

607.1303    ASSERTION OF RIGHTS BY NOMINEES AND BENEFICIAL OWNERS.—(1)  A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(2)  A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(a)  Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in s. 607.1322(2)(b)2.

(b)  Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

History.—s. 23, ch. 2003-283.

607.1320    NOTICE OF APPRAISAL RIGHTS.—(1)  If proposed corporate action described in s. 607.1302(1) is to be submitted to a vote at a shareholders’ meeting, the meeting notice must state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this chapter. If the corporation concludes that appraisal rights are or may be available, a copy of ss. 607.1301-607.1333 must accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

(2)  In a merger pursuant to s. 607.1104, the parent corporation must notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice must be sent within 10 days after the corporate action became effective and include the materials described in s. 607.1322.

(3)  If the proposed corporate action described in s. 607.1302(1) is to be approved other than by a shareholders’ meeting, the notice referred to in subsection (1) must be sent to all shareholders at the time that consents are first solicited pursuant to s. 607.0704, whether or not consents are solicited from all shareholders, and include the materials described in s. 607.1322.

History.—s. 120, ch. 89-154; s. 35, ch. 93-281; s. 32, ch. 97-102; s. 24, ch. 2003-283.

607.1321    NOTICE OF INTENT TO DEMAND PAYMENT.—(1)  If proposed corporate action requiring appraisal rights under s. 607.1302 is submitted to a vote at a shareholders’ meeting, or is submitted to a shareholder pursuant to a consent vote under s. 607.0704, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(a)  Must deliver to the corporation before the vote is taken, or within 20 days after receiving the notice pursuant to s. 607.1320(3) if action is to be taken without a shareholder meeting, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.

(b)  Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(2)  A shareholder who does not satisfy the requirements of subsection (1) is not entitled to payment under this chapter.

History.—s. 25, ch. 2003-283.

607.1322    APPRAISAL NOTICE AND FORM.—(1)  If proposed corporate action requiring appraisal rights under s. 607.1302(1) becomes effective, the corporation must deliver a written appraisal notice and form required by paragraph (2)(a) to all shareholders who satisfied the requirements of s. 607.1321. In the case of a merger under s. 607.1104, the parent must deliver a written appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(2)  The appraisal notice must be sent no earlier than the date the corporate action became effective and no later than 10 days after such date and must:

(a)  Supply a form that specifies the date that the corporate action became effective and that provides for the shareholder to state:

1.  The shareholder’s name and address.

2.  The number, classes, and series of shares as to which the shareholder asserts appraisal rights.

3.  That the shareholder did not vote for the transaction.

4.  Whether the shareholder accepts the corporation’s offer as stated in subparagraph (b)4.

5.  If the offer is not accepted, the shareholder’s estimated fair value of the shares and a demand for payment of the shareholder’s estimated value plus interest.

(b)  State:

1.  Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subparagraph 2.

2.  A date by which the corporation must receive the form, which date may not be fewer than 40 nor more than 60 days after the date the subsection (1) appraisal notice and form are sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date.

3.  The corporation’s estimate of the fair value of the shares.

4.  An offer to each shareholder who is entitled to appraisal rights to pay the corporation’s estimate of fair value set forth in subparagraph 3.

5.  That, if requested in writing, the corporation will provide to the shareholder so requesting, within 10 days after the date specified in subparagraph 2., the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

6.  The date by which the notice to withdraw under s. 607.1323 must be received, which date must be within 20 days after the date specified in subparagraph 2.

(c)  Be accompanied by:

1.  Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of the fiscal year ending not more than 15 months prior to the date of the corporation’s appraisal notice, an income statement for that year, a cash flow statement for that year, and the latest available interim financial statements, if any.

2.  A copy of ss. 607.1301-607.1333.

History.—s. 26, ch. 2003-283.

607.1323    PERFECTION OF RIGHTS; RIGHT TO WITHDRAW.—(1)  A shareholder who wishes to exercise appraisal rights must execute and return the form received pursuant to s. 607.1322(1) and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to s. 607.1322(2)(b)2. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the executed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (2).

(2)  A shareholder who has complied with subsection (1) may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to s. 607.1322(2)(b)6. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(3)  A shareholder who does not execute and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates if required, each by the date set forth in the notice described in subsection (2), shall not be entitled to payment under this chapter.

History.—s. 27, ch. 2003-283.

607.1324    SHAREHOLDER’S ACCEPTANCE OF CORPORATION’S OFFER.—(1)  If the shareholder states on the form provided in s. 607.1322(1) that the shareholder accepts the offer of the corporation to pay the corporation’s estimated fair value for the shares, the corporation shall make such payment to the shareholder within 90 days after the corporation’s receipt of the form from the shareholder.

(2)  Upon payment of the agreed value, the shareholder shall cease to have any interest in the shares.

History.—s. 28, ch. 2003-283.

607.1326    PROCEDURE IF SHAREHOLDER IS DISSATISFIED WITH OFFER.—(1)  A shareholder who is dissatisfied with the corporation’s offer as set forth pursuant to s. 607.1322(2)(b)4. must notify the corporation on the form provided pursuant to s. 607.1322(1) of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest.

(2)  A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (1) within the timeframe set forth in s. 607.1322(2)(b)2. waives the right to demand payment under this section and shall be entitled only to the payment offered by the corporation pursuant to s. 607.1322(2)(b)4.

History.—s. 29, ch. 2003-283.

607.1331    COURT COSTS AND COUNSEL FEES.—(1)  The court in an appraisal proceeding commenced under 1s. 607.1330 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(2)  The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(a)  Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with ss. 607.1320 and 607.1322; or

(b)  Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(3)  If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

(4)  To the extent the corporation fails to make a required payment pursuant to s. 607.1324, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

History.—s. 30, ch. 2003-283.

[1]	Note.—Section 607.1330 does not exist. It was included in H.B. 1623 but was deleted from the bill before it was passed. House Bill 1623 became ch. 2003-283.

607.1332    DISPOSITION OF ACQUIRED SHARES.—Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefore, as provided in this chapter, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange otherwise provides. The shares of the surviving corporation into which the shares of such shareholders demanding appraisal rights would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

History.—s. 31, ch. 2003-283.

607.1333    LIMITATION ON CORPORATE PAYMENT.—(1)  No payment shall be made to a shareholder seeking appraisal rights if, at the time of payment, the corporation is unable to meet the distribution standards of s. 607.06401. In such event, the shareholder shall, at the shareholder’s option:

(a)  Withdraw his or her notice of intent to assert appraisal rights, which shall in such event be deemed withdrawn with the consent of the corporation; or

(b)  Retain his or her status as a claimant against the corporation and, if it is liquidated, be subordinated to the rights of creditors of the corporation, but have rights superior to the shareholders not asserting appraisal rights, and if it is not liquidated, retain his or her right to be paid for the shares, which right the corporation shall be obliged to satisfy when the restrictions of this section do not apply.

(2)  The shareholder shall exercise the option under paragraph (1)(a) or paragraph (b) by written notice filed with the corporation within 30 days after the corporation has given written notice that the payment for shares cannot be made because of the restrictions of this section. If the shareholder fails to exercise the option, the shareholder shall be deemed to have withdrawn his or her notice of intent to assert appraisal rights.

History.—s. 32, ch. 2003-283.

PRIOR LAW - Set forth below is the text of paragraphs (7) and (8) of FBCA Section 607.1320, as in effect prior to October 1, 2003, dealing with the procedure for determining the fair value of dissenters’ shares if the corporation and the dissenting shareholders were unable to reach agreement on such value.

These provisions, together with the rest of Section 607.1320 as it existed prior to October 1, 2003, were repealed effective October 1, 2003. These provisions are provided for information only.

607.1320    PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS.—

* * * * *

(7)  If the corporation fails to make such offer within the period specific therefore in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

(8)  The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

* * * * *

REPEALED EFFECTIVE OCTOBER 1, 2003

APPENDIX C

December 19, 2003

Board of Directors

P.C.B. Bancorp, Inc.

5830 142nd Avenue, North

Clearwater, FL 33760

Dear Members of the Board:

We understand that Colonial BancGroup, Inc. (“Colonial”), a Delaware corporation, and P.C.B. Bancorp, Inc. (“P.C.B.”), a Florida corporation, have entered into an Agreement and Plan of Merger (the “Agreement”) dated December 19, 2003, pursuant to which the Board of Directors of both Colonial and P.C.B. have determined that it is in the best interests of their respective shareholders to merge their respective holding companies in a transaction pursuant to which P.C.B. will be merged with and into Colonial (the “Merger”). As set forth in paragraphs 3.1 (a) and 3.1 (b) of Article 3 of the Agreement, at the Effective Date of the Merger (as defined in the Agreement) each share of P.C.B. Common Stock issued and outstanding on the Effective Date shall be converted into and exchangeable for the right to receive both 5.9433 shares of Colonial Common Stock (“Per Share Stock Consideration”) and cash in the amount equal to $31.6975 (“Per Share Cash Consideration”). Additionally, each P.C.B. Stock Option outstanding shall be converted into an option to purchase shares of Colonial Common Stock pursuant to Article 3, paragraph 3.1 (c) of the Agreement. In connection therewith, you have requested our opinion as to the fairness, from a financial point of view, of the Merger to the shareholders of P.C.B.

Hovde Financial LLC (“Hovde”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with P.C.B., having acted as its financial advisor in connection with, and having participated in the negotiations leading to, the Agreement. We are also familiar with Colonial, through our continued Merger negotiations and due diligence.

We were retained by P.C.B. to act as its financial advisor in connection with the Merger. We will receive compensation from P.C.B. in connection with our services, a significant portion of which is contingent upon the consummation of the Merger. P.C.B. has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of the opinion set forth herein, we have:

(i)  reviewed the Agreement;

(ii)  reviewed certain historical publicly available business and financial information concerning Colonial and P.C.B.;

(iii)  reviewed certain internal financial statements and other financial and operating data concerning Colonial and P.C.B.;

(iv)  analyzed certain financial projections prepared by the managements of Colonial and P.C.B.;

(v)  conducted meetings with members of the senior management of Colonial and P.C.B. for the purpose of reviewing the future prospects of Colonial and P.C.B., including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings and revenue enhancements (the “Synergies”) expected to be achieved as a result of the Merger;

(vi)  evaluated the pro forma contribution of P.C.B.’s assets, liabilities, equity and earnings to the pro forma company;

(vii)  reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant;

(viii)  analyzed the pro forma impact of the Merger on the combined company’s earnings per share, consolidated capitalization and financial ratios; and

(ix)  performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by Colonial and P.C.B. and in the discussions with the Colonial and P.C.B. management teams. In that regard, we have assumed that the financial forecasts, including, without limitation, the synergies and projections regarding under-performing and non-performing assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of Colonial and P.C.B. and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Colonial and P.C.B. are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Colonial or P.C.B. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of Colonial and P.C.B. and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase-of-interests under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to Colonial and P.C.B. In rendering this opinion, we have been advised by Colonial and P.C.B. and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the Merger and we have further assumed that, in the course of obtaining the necessary regulatory and governmental approvals, no restriction will be imposed on P.C.B. or the contemplated benefits of the Merger that would have a material adverse effect on Colonial or the surviving corporation. We have also assumed that there would not occur any change in applicable law or regulation that would cause a material adverse change in the prospects or operations of Colonial or the surviving corporation after the Merger.

Our opinion is based solely upon the information available to us and the economic, market and other circumstances as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof.

This letter is solely for the information of the Board of Directors of P.C.B. and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any registration statement, proxy statement, information statement or tender offer document to be delivered to the holders of P.C.B. Stock in connection with the Merger if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion as of the date hereof that the Per Share Stock Consideration and the Per Share Cash Consideration detailed in the Agreement and payable to the shareholders of P.C.B. by Colonial is fair for P.C.B.’s shareholders, from a financial point of view.

Sincerely,

/s/    HOVDE FINANCIAL LLC

HOVDE FINANCIAL LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.    Indemnification of Directors and Officers.

Pursuant to section 145 of the Delaware General Corporation Law, as amended, and the Restated Certificate of Incorporation of the Registrant, officers, directors, employees, and agents of the Registrant are entitled to indemnification against liabilities incurred while acting in such capacities on behalf of the Registrant, including reimbursement of certain expenses. In addition, the Registrant maintains an officers and directors insurance policy pursuant to which certain officers and all directors of the Registrant are entitled to indemnification against certain liabilities, including reimbursement of certain expenses, and the Registrant has indemnity agreements (“Indemnification Agreements”) with certain officers and all of its directors pursuant to which such persons may be indemnified by the Registrant against certain liabilities, including expenses.

The Indemnification Agreements are intended to provide additional indemnification to directors and officers of Colonial BancGroup beyond the specific provisions of the Delaware General Corporation Law. Under the Delaware General Corporation Law, a company may indemnify its directors and officers in circumstances other than those under which indemnification and the advance of expenses are expressly permitted by applicable statutory provisions.

Under the Delaware General Corporation Law, a director, officer, employee or agent of a corporation (i) must be indemnified by the corporation for all expenses incurred by him (including attorneys’ fees) when he is successful on the merits or otherwise in defense of any action, suit or proceeding brought by reason of the fact that he is or was a director, officer, employee or agent of the corporation, (ii) may be indemnified by the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement of any such proceeding (other than a proceeding by or in the right of the corporation) even if he is not successful on the merits if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses (including attorneys’ fees) incurred by him in the defense or settlement of a proceeding brought by or in the right of the corporation, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; provided that no indemnification may be made under the circumstances described in clause (iii) if the director, officer, employee or agent is adjudged liable to the corporation, unless a court determines that, despite the adjudication of liability but in view of all of the circumstances, he is fairly and reasonably entitled to indemnification for the expenses which the court shall deem proper. The indemnification described in clauses (ii) and (iii) above (unless ordered by a court) may be made only as authorized in a specific case upon determination by (i) a majority of a quorum of disinterested directors, (ii) independent legal counsel in a written opinion, or (iii) the stock holders, that indemnification is proper in the circumstances because the applicable standard of conduct has been met. Expenses (including attorneys’ fees) incurred by an officer or director in defending a proceeding may be advanced by the corporation prior to the final disposition of the proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the advance if it is ultimately determined that he is not entitled to be indemnified by the corporation. Expenses (including attorneys’ fees) incurred by other employees and agents may be advanced by the corporation upon terms and conditions deemed appropriate by the board of directors.

The indemnification provided by the Delaware General Corporation Law has at least two limitations that are addressed by the Indemnification Agreements: (i) Colonial BancGroup is under no obligation to advance expenses to a director or officer, and (ii) except in the case of a proceeding in which a director or officer is successful on the merits or otherwise, indemnification of a director or officer is discretionary rather than mandatory.

The Indemnification Agreements, therefore, cover any and all expenses (including attorneys’ fees and all other charges paid or payable in connection therewith) incurred in connection with investigating, defending, being a witness or participating in (including an appeal), or preparing to defend, be a witness in or participate in, any threatened, pending or completed action, suit or proceeding, or any inquiry or investigation, whether civil, criminal, administrative or otherwise, related to the fact that such director or officer is or was a director, officer, employee or agent of Colonial BancGroup or is or was serving at the request of Colonial BancGroup as a director, officer, employee, agent, partner, committee member or fiduciary of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, or by reason of anything done or not done by such director or officer in any such capacity.

The Indemnification Agreements also provide for the prompt advancement of all expenses incurred in connection with any proceeding and obligate the director or officer to reimburse Colonial BancGroup for all amounts so advanced if it is subsequently determined, as provided in the Indemnification Agreements, that the director or officer is not entitled to indemnification.

The Indemnification Agreements further provide that the director or officer is entitled to indemnification for, and advancement of, all expenses (including attorneys’ fees) incurred in any proceeding seeking to collect from Colonial BancGroup an indemnity claim or advancement of expenses under the Indemnification Agreements, Colonial BancGroup’s Certificate of Incorporation, or the Delaware General Corporation Law, regardless of whether the director or officer is successful in such proceeding.

The Indemnification Agreements impose upon Colonial BancGroup the burden of proving that the director or officer is not entitled to indemnification in any particular case, and the Indemnification Agreements negate certain presumptions which might otherwise be drawn against a director or officer in certain circumstances. Further, the Indemnification Agreements provide that if Colonial BancGroup pays a director or officer pursuant to an Indemnification Agreement, Colonial BancGroup will be subrogated to such director’s or officer’s rights to recover from third parties.

The Indemnification Agreements stipulate that a director’s or officer’s rights under such contracts are not exclusive of any other indemnity rights a director or officer may have; however, the Indemnification Agreements prevent double payment. The Indemnification Agreements require the maintenance of directors’ and officers’ liability insurance if such insurance can be maintained on terms, including rates, satisfactory to Colonial BancGroup.

The benefits of the Indemnification Agreements would not be available if (i) the action with respect to which indemnification is sought was initiated or brought voluntarily by the officer or director (other than an action to enforce the right to indemnification under the Indemnification Agreements); (ii) the officer or director is paid for such expense or liability under an insurance policy; (iii) the proceeding is for an accounting of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended; (iv) the conduct of the officer or director is adjudged as constituting an unlawful personal benefit, or active or deliberate dishonesty or willful fraud or illegality; or (v) a court determines that indemnification or advancement of expenses is unlawful under the circumstances.

The Indemnification Agreements would provide indemnification for liabilities arising under the Securities Act of 1933, as amended. Colonial BancGroup has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such act and is, therefore, unenforceable.

Item 21.    Exhibits.

The following is a list of exhibits that are included in Part II of the Registration Statement. Such exhibits are separately indexed elsewhere in the Registration Statement.

Description
2.1	Agreement and Plan of Merger between The Colonial BancGroup, Inc. and P.C.B. Bancorp, Inc., dated as of December 23, 2003, included in the Prospectus portion of this registration statement at Appendix A and incorporated herein by reference.

4.1	Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, dated February 21, 1995, including the amendment to Article 4 noted at Exhibit 4(B) above, and incorporated herein by reference.

4.2	Amendment to Article 4 of Registrant’s Restated Certificate of Incorporation, dated May 15, 1998, filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-4 (File No. 333-56241), effective June 22, 1998, and incorporated herein by reference.

4.3	Article II of the Bylaws of the Registrant filed as Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

4.4	Restated Dividend Reinvestment Plan of the Registrant dated April 18, 2001, Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant’s Registration Statement on Form S-4 (File No. 33-07015), effective July 15, 1986, and Amendment No. 2 thereto filed as a Post-Effective Amendment to Form S-3 (File No. 33-62071) on June 18, 2001, and incorporated herein by reference.

4.5	Trust Indenture dated as of March 25, 1986, included as Exhibit 4 to the Registrant’s Amendment No. 1 to Registration Statement on Form S-2, file number 33-4004, effective March 25, 1986, and incorporated herein by reference.

4.6	All other instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries—not filed pursuant to clause 4(iii) of Item 601(b) of Regulation S-K to be furnished upon request of the Commission.

5	Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.

8	Tax Opinion of PricewaterhouseCoopers LLP.

12	Statements Regarding Computation of Earnings to Fixed Charges, filed as Exhibit 12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Miller, Hamilton, Snider & Odom, L.L.C.

23.4	Consent of Hovde Financial LLC

24	Power of Attorney.

99.1	Form of Proxy of P.C.B. Bancorp, Inc.

Item 22.    Undertakings.

(a)    The undersigned hereby undertakes as follows as required by Item 512 of Regulation S-K:

(1)    That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2)    That every prospectus (i) that is filed pursuant to paragraph (1) immediately above, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to such securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

(c)    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

(d)    The undersigned Registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)    To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(e)    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montgomery, Alabama, on the 1st day of March, 2004.

THE COLONIAL BANCGROUP, INC.

By:	/s/ ROBERT E. LOWDER
Robert E. Lowder Its Chairman of the Board of Directors and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ ROBERT E. LOWDER Robert E. Lowder	Chairman of the Board of Directors and Chief Executive Officer (Chief Executive Officer)	**

/s/ SARAH H. MOORE Sarah H. Moore	Chief Financial Officer and Executive Vice President (Principal Financial Officer)	**

/s/ SHEILA P. MOODY Sheila P. Moody	Chief Accounting Officer and Senior Vice President (Principal Accounting Officer)	**

* Lewis E. Beville	Director	**

* William Britton	Director	**

* Jerry J. Chesser	Director	**

* Augustus K. Clements, III	Director	**

* Robert C. Craft	Director	**

* Patrick F. Dye	Director	**

* Clinton O. Holdbrooks	Director	**

* Harold D. King	Director	**

Signatures	Title	Date

* John Ed Mathison	Director	**

* Milton E. McGregor	Director	**

* John C. H. Miller, Jr.	Director	**

* Joe D. Mussafer	Director	**

* William E. Powell, III	Director	**

* James W. Rane	Director	**

* Frances E. Roper	Director	**

* Simuel Sippial	Director	**

* Edward V. Welch	Director	**

*       The undersigned, acting pursuant to a power of attorney, has signed this Registration Statement on Form S-4 for and on behalf of the persons indicated above as such persons’ true and lawful attorney-in-fact and in their names, places and stead, in the capacities indicated above and on the date indicated below.

/s/ SARAH H. MOORE Sarah H. Moore Attorney-in-Fact

** Dated: March 1, 2004

EXHIBIT INDEX

Exhibit
2.1	Agreement and Plan of Merger between The Colonial BancGroup, Inc. and P.C.B. Bancorp, Inc., dated as of December 23, 2003, included in the Prospectus portion of this registration statement at Appendix A and incorporated herein by reference.

4.1	Article 4 of the Restated Certificate of Incorporation of the Registrant filed as Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, dated February 21, 1995, including the amendment to Article 4 noted at Exhibit 4(B) above, and incorporated herein by reference.

4.2	Amendment to Article 4 of Registrant’s Restated Certificate of Incorporation, dated May 15, 1998, filed as Exhibit 4.2 to the Registrant’s Registration Statement on Form S-4 (File No. 333-56241), effective June 22, 1998, and incorporated herein by reference.

4.3	Article II of the Bylaws of the Registrant filed as Exhibit 4.2 to the Registrant’s Current Report on Form 8-K, dated February 21, 1995, and incorporated herein by reference.

4.4	Restated Dividend Reinvestment Plan of the Registrant dated April 18, 2001, Amendment No. 1 thereto dated as of June 10, 1986, filed as Exhibit 4(C) to the Registrant’s Registration Statement on Form S-4 (File No. 33-07015), effective July 15, 1986, and Amendment No. 2 thereto filed as a Post-Effective Amendment to Form S-3 (File No. 33-62071) on June 18, 2001, and incorporated herein by reference.

4.5	Trust Indenture dated as of March 25, 1986, included as Exhibit 4 to the Registrant’s Amendment No. 1 to Registration Statement on Form S-2, file number 33-4004, effective March 25, 1986, and incorporated herein by reference.

4.6	All other instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries—not filed pursuant to clause 4(iii) of Item 601(b) of Regulation S-K to be furnished upon request of the Commission.

5	Opinion of Miller, Hamilton, Snider & Odom, L.L.C. as to certain Delaware law issues of the securities being registered.

8	Tax Opinion of PricewaterhouseCoopers LLP.

12	Statements Regarding Computation of Earnings to Fixed Charges, filed as Exhibit 12 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference.

23.1	Consent of PricewaterhouseCoopers LLP.

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Miller, Hamilton, Snider & Odom, L.L.C.

23.4	Consent of Hovde Financial LLC

24	Power of Attorney.

99.1	Form of Proxy of P.C.B. Bancorp, Inc.